2008 FORM 10-K & PROXY



XILINX

Financial Highlights

(In Thousands, Except per Share Amounts)	FY2008	FY2007
Net Revenues	$ 1,841,372	$ 1,842,739
Operating Income	$ 424,194	$ 347,767
Net Income	$ 374,047	$ 350,672
Diluted Earnings Per Share	$ 1.25	$ 1.02
Cash Dividends Declared Per Share	$ 0.48	$ 0.36

NET REVENUES BY END MARKETS (Percent of Total Net Revenues)		
Communications	43%	45%
Industrial & Other	32%	29%
Consumer & Automotive	17%	16%
Data Processing	8%	10%

NET REVENUES BY GEOGRAPHY (Percent of Total Net Revenues)		
North America	39%	40%
Asia Pacific	29%	25%
Europe	22%	23%
Japan	10%	12%



FORM 10-K 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 29, 2008.

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______to______.

Commission File Number 0-18548

Xilinx, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0188631**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
2100 Logic Drive, San Jose, CA	**95124**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(408) 559-7778**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
YES [ ] NO [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing price of the registrant's common stock on September 29, 2007 as reported on the NASDAQ Global Select Market was approximately $4,742,168,000. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At May 16, 2008, the registrant had 279,262,797 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on August 14, 2008 are incorporated by reference into Part III of this Annual Report on Form 10-K.

XILINX, INC.
FORM 10-K
For the Fiscal Year Ended March 29, 2008
TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be found throughout this Annual Report and particularly in Items 1. "Business" and 3. "Legal Proceedings" which contain discussions concerning our development efforts, strategy, new product introductions, backlog and litigation. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially and adversely from those expressed or implied. Such risks include, but are not limited to, those discussed throughout this document as well as in Item 1A. "Risk Factors." Often, forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" and other similar terminology, or the negative of such terms. We disclaim any responsibility to update or revise any forward-looking statement provided in this Annual Report or in any of our other communications for any reason.

ITEM 1. BUSINESS

Xilinx, Inc. (Xilinx or the Company) designs, develops and markets complete programmable logic solutions. These solutions have several components:

- Advanced integrated circuits (ICs) in the form of programmable logic devices (PLDs);
- Software design tools to program the PLDs;
- Predefined system functions delivered as intellectual property (IP) cores;
- Design services;
- Customer training; and
- Field engineering and technical support.

Our PLDs include field programmable gate arrays (FPGAs) and complex programmable logic devices (CPLDs) that our customers program to perform desired logic functions. Our solutions are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as wired and wireless communications, industrial, scientific and medical, test and measurement, aerospace and defense, audio, video and broadcast, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors and through direct sales to original equipment manufacturers (OEMs) by a network of independent sales representative firms and by a direct sales management organization.

Xilinx was founded and incorporated in California in February 1984. In April 1990, the Company reincorporated in Delaware. Our corporate facilities and executive offices are located at 2100 Logic Drive, San Jose, California 95124, and our website address is www.xilinx.com.

Industry Overview

There are three principal types of ICs used in most digital electronic systems: processors, which generally are utilized for control and computing tasks; memory devices, which are used for storing program instructions and data; and logic devices, which generally are used to manage the interchange and manipulation of digital signals within a system. Xilinx develops PLDs, a type of logic device. Alternatives to PLDs include custom gate arrays, application specific integrated circuits (ASICs) and application specific standard products (ASSPs). These devices all compete with each other since they may be utilized in many of the same types of applications within electronic systems. However, variations in unit pricing, development cost, product performance, reliability, power consumption, density, functionality, ease of use and time-to-market determine the degree to which the devices compete for specific applications.

The primary advantage PLDs have over custom gate arrays, ASICs and ASSPs is that PLDs enable faster time-to-market because of their shorter design cycles. Users can program the PLD to implement their design, using software to create and revise their designs relatively quickly with lower development costs. PLDs typically have a larger die size resulting in higher costs per unit compared to custom gate arrays, ASICs and ASSPs, which are customized to perform a limited fixed function. Custom gate arrays, ASICs and ASSPs, however, generally offer less flexibility, require longer fabrication lead times and higher up-front costs than PLDs.

PLDs are standard components. This means that the same device type can be sold to many different users for many different applications. As a result, the development cost of PLDs can be spread over a large number of users. Custom gate arrays, ASICs and ASSPs, on the other hand, are custom chips for an individual user for use in a specific application. ASSPs implement specific functions for a limited set of users. This involves a high up-front cost to users. Technology advances are enabling PLD companies to reduce costs considerably, making PLDs an increasingly attractive alternative to custom gate arrays, ASICs and ASSPs.

An overview of typical PLD end market applications for our products is shown in the following table:

End Markets	Sub-Segments	Applications
Communications	Wireless	• 3G/4G Cellular Base Stations • WiMAX/LTE Base Stations • Wireless Backhaul
	Wireline	• Metro Area Networks • FTTx-Passive Optical Networks • Digital Subscriber Line Access Multiplexers (DSLAMs) and Cable Modem Termination Systems (CMTS) • Multi-Service Provisioning Platforms (MSPPs) • Enterprise Switches • Mid-end and High-end Routers
Consumer, Automotive, Industrial and Other	Consumer	• Video Display Systems, LCD/PDP Televisions • Digital Video Recorders/Set Top Boxes/IPTV • Smart Handhelds
	Industrial, Scientific and Medical	• Factory Automation • Medical Imaging • Test and Measurement Equipment
	Audio, Video and Broadcast	• Cable Head-end Systems • Production Switchers • Cameras
	Automotive	• Automotive Infotainment • GPS Navigation Systems • Rear Seat Entertainment
	Aerospace and Defense	• Satellite Surveillance • Radar and Sonar Systems • Secure Communications
Data Processing	Storage	• Security and Encryption • Network Attached Storage
	Servers	• High-end Servers • Computer Peripherals
	Office Automation	• Copiers • Printers

Products

Integral to the success of our business is the timely introduction of new products that meet customer requirements and compete effectively with respect to price, functionality and performance. Software design tools, IP cores, technical support and design services are also critical components that enable our customers to implement their design specifications into our PLDs. Altogether, our PLDs and related IP, service and support form a comprehensive programmable logic solution. A brief overview of our PLD offerings follows and is not all-inclusive but does comprise the majority of our revenues. Some of our more mature product families have been excluded from the table although they continue to generate revenues. We operate and track our results in one operating segment for financial reporting purposes.

Product Families

FPGAs	Date Introduced	Densities	Process Technology	Voltage
Virtex®-5	May 2006	20K to 330K Logic Cells	65nm	1.0v
Virtex-4	June 2004	12K to 200K Logic Cells	90nm	1.2v
Virtex-II Pro	March 2002	3K to 99K Logic Cells	130nm	1.5v
Virtex-II	January 2001	576 to 104K Logic Cells	150nm	1.5v
Virtex-E	September 1999	1.7K to 73K Logic Cells	180nm	1.8v
Spartan®-3A	December 2006	1.6K to 54K Logic Cells	90nm	1.2v
Spartan-3E	March 2005	2.2K to 33.2K Logic Cells	90nm	1.2v
Spartan-3	April 2003	1.7K to 75K Logic Cells	90nm	1.2v
Spartan-IIE	November 2001	1.7K to 16K Logic Cells	150nm	1.8v
Spartan-II	January 2000	432 to 5.3K Logic Cells	180nm	2.5v

CPLDs	Date Introduced	Densities	Process Technology	Voltage
CoolRunner™-II	January 2002	32 to 512 Macrocells	180nm	1.8v
CoolRunner	August 1999	32 to 512 Macrocells	350nm	3.3v
XC9500XL	September 1998	36 to 288 Macrocells	350nm	3.3v

Virtex FPGAs

The Virtex-5 FPGA family consists of 24 devices and is the latest generation Virtex family and the PLD industry's first product family manufactured using 65-nanometer (nm) process technology. The Virtex-5 family consists of four platforms: Virtex-5 LX FPGAs for logic-intensive designs, Virtex-5 LXT FPGAs for high-performance logic with serial connectivity, Virtex-5 SXT FPGAs for high-performance digital signal processing (DSP) with serial connectivity and Virtex-5 FXT FPGAs for embedded processing with serial connectivity. Within each platform are a number of offerings, differing primarily in the amount of logic, memory, clock and input/output (I/O) resources provided. These offerings enable customers to select the optimal mix of resources for their particular application. Currently, Xilinx is shipping devices from all platforms. Compared to previous 90-nm Virtex family products, this product family offers increased performance, density and features, while reducing dynamic power consumption.

The 17-device Virtex-4 FPGA family consists of three platforms: LX, SX and FX. Virtex-4 LX FPGAs are optimized for logic-intensive designs, Virtex-4 SX FPGAs are optimized for high-performance DSP, and Virtex-4 FX FPGAs are optimized for embedded processing with serial connectivity. Virtex-4 devices are produced on 90-nm process technology.

Prior generation Virtex families include Virtex-II Pro, Virtex-II, Virtex-E and the original Virtex family.

Spartan FPGAs

The Spartan-3 generation FPGAs were the PLD industry's first 90-nm FPGAs and were developed as a programmable alternative to ASICs for new applications in high growth end markets such as consumer, automotive and low cost networking. The Spartan-3 generation is comprised of three primary platforms including the original Spartan-3 family, the Spartan-3E family, and the Spartan-3A family. The Spartan-3E family consists of five devices and is optimized to deliver the lowest cost per logic cell. The Spartan-3A family consists of 14 devices and is optimized to deliver the lowest cost per I/O. In addition, this family has devices targeted for cost sensitive, high performance signal processing applications and nonvolatile devices optimized for cost sensitive applications where security and board space are customer priorities.

Prior generation Spartan families include Spartan-IIE, Spartan-II, Spartan XL and the original Spartan family.

EasyPath FPGAs

EasyPath™ FPGAs use the same production masks and fabrication process as standard FPGAs and are tested to a specific customer application to improve yield and lower costs. As a result, EasyPath FPGAs provide customers with significant cost reduction when compared to the standard FPGA devices without the conversion risk, conversion engineering effort or the additional time required to move to an ASIC. EasyPath FPGAs are available for the higher density devices of the Virtex-II, Virtex-II Pro and Virtex-4 families. EasyPath FPGAs will also be available for the higher densities of the Virtex-5 families. Customers purchasing EasyPath FPGAs must meet certain minimum order requirements and pay a custom test generation charge.

CPLDs

CPLDs operate on the low end of the programmable logic density spectrum. CPLDs are single chip, nonvolatile solutions characterized by instant-on and universal interconnect.

The CoolRunner-II family is the latest generation Xilinx CPLD family with six devices in production. CoolRunner-II CPLDs combine the advantages of ultra low power consumption with the benefits of high performance and low cost. While CoolRunner-II is suitable for a wide variety of end markets and applications, the ultra low power consumption and small package profiles of these devices have led to their acceptance in the growing portable consumer electronics marketplace.

The CoolRunner XPLA3 family was the first CPLD product to combine very low power consumption with high density logic and high I/O counts in a single device. This family consists of six devices.

Prior generation CPLD families include the XC9500, XC9500XL and XC9500XV which offer low cost, high performance and in-system programmability for 5.0-volt, 3.3-volt and 2.5-volt systems, respectively. These families are widely used in communications and industrial applications.

Support Products

Software Solutions

We offer complete software solutions that enable customers to implement their design specifications into our PLDs. These software design tools combine a powerful technology with a flexible, easy-to-use graphical interface to help achieve the best possible designs within each customer's project schedule, enabling use by designers with varying experience levels. Our software design tools operate on personal computers running Microsoft Windows Vista, XP and Linux operating systems.

The Xilinx ISE® (Integrated Software Environment) Design Suite fits a wide range of customer needs. ISE software also integrates with a wide range of third-party electronic design automation (EDA) software offerings and point-tool solutions to deliver the most flexible design environment available.

All Xilinx FPGA and CPLD device families are supported by ISE software, including the newest Virtex, Spartan and CoolRunner device families.

Processing Solutions

Xilinx offerings in the areas of DSP and embedded processing are aimed at solving system level problems of existing and non-traditional users such as system architects and software engineers. Embedded processing solutions enable new growth for Xilinx beyond the PLD market segment by building and delivering a configurable processing platform, tools, and IP for specific vertical markets.

Configuration Solutions

Xilinx offers a range of one-time programmable and in-system programmable storage devices to configure Xilinx FPGAs. The PlatformFlash PROM (programmable read only memory) family is our newest offering. This family ranges in density from 1 to 128 megabits and offers full in-system programmability at the lowest cost per megabit of any Xilinx configuration solution. Older solutions include our XC1700 family (one-time programmable with density up to 16 megabits), and the XC1800 family (in-system programmable with density up to 4 megabits). Our PROM solutions support all of our FPGA devices.

Global Services

To extend our customers' technical capabilities and shorten their design times, we offer a portfolio of global services, which includes education, design and support services. In addition, we offer a personalized online technical resource, www.mysupport.xilinx.com.

Please see information under the caption "Results of Operations – Net Revenues" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenues from our product families.

Research and Development

Our research and development (R&D) activities are primarily directed towards the design of new ICs, the development of new software design automation tools for hardware and embedded software, the design of IP cores of logic and the adoption of advanced semiconductor manufacturing processes for ongoing cost reductions, performance and signal integrity improvements and lowering power consumption. As a result of our R&D efforts, we have introduced a number of new products during the past years including the Virtex-5 and Virtex-4 series of FPGAs, and the Spartan-3 FPGA series. Additionally, we have made major enhancements to our IP core offerings and introduced new versions of our ISE software. To support embedded processing and DSP design on our platform FPGA devices, the Platform Studio tool suite and System Generator for DSP have been further enhanced. We extended our collaboration with our foundry suppliers in the development of 90-nm and 65-nm complementary metal oxide semiconductor (CMOS) manufacturing technology and we are the first company in the PLD industry to ship 65-nm devices.

Our R&D challenge is to continue to develop new products that create cost-effective solutions for customers. In fiscal 2008, 2007 and 2006, our R&D expenses were $358.1 million, $388.1 million and $326.1 million, respectively. We believe technical leadership and innovation are essential to our future success and we are committed to continuing a significant level of R&D effort.

Sales and Distribution

We sell our products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

We use dedicated global sales and marketing organizations as well as independent sales representatives to generate sales. In general, we focus our direct demand creation efforts on a limited number of key accounts with independent sales representatives often addressing those customers in defined territories. Distributors create demand within the balance of our customer base. Distributors also provide vendor-managed inventory, value-added services and logistics for a wide range of our OEM customers.

Whether Xilinx, the independent sales representative, or the distributor identifies the sales opportunity, a local distributor will process and fulfill the majority of all customer orders. In such situations, distributors are the sellers of the products and as such they bear all legal and financial risks generally related to the sale of commercial goods, such as credit loss, inventory shrinkage and theft, as well as foreign currency fluctuations, but excluding indemnity and warranty liability.

In accordance with our distribution agreements and industry practice, we have granted the distributors the contractual right to return certain amounts of unsold product on a periodic basis and also receive price adjustments for unsold product in the case of a subsequent change in list prices. Revenue recognition on shipments to distributors worldwide is deferred until the products are sold to the distributors' end customers.

Avnet, Inc. (Avnet) distributes the substantial majority of our products worldwide. No end customer accounted for more than 10% of our net revenues in fiscal 2008, 2007 or 2006. As of March 29, 2008 and March 31, 2007, Avnet accounted for 83% and 86% of the Company's total accounts receivable, respectively. Resale of product through Avnet accounted for 61%, 67% and 70% of the Company's worldwide net revenues in fiscal 2008, 2007 and 2006, respectively. We also use other regional distributors throughout the world. From time to time, we may add or terminate distributors in specific geographies, as we deem appropriate given the level of business and their performance. We believe distributors provide a cost-effective means of reaching a broad range of customers while providing efficient logistics services. Since PLDs are standard products, they do not present many of the inventory risks to distributors posed by custom gate arrays, and they simplify the requirements for distributor technical support. See Note 2 to our consolidated financial statements, included in Item 8, "Financial Statements and Supplementary Data," for information about concentrations of credit risk and Note 15 for information about our revenues from external customers and domestic and international operations.

Backlog

As of March 29, 2008, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $202.0 million, compared to $190.0 million as of March 31, 2007. Orders from end customers to our distributors are subject to changes in delivery schedules or to cancellation without significant penalty. As a result, backlogs from both OEM customers and end customers reported by our distributors as of any particular period may not be a reliable indicator of revenue for any future period.

Wafer Fabrication

As a fabless semiconductor company, we do not manufacture wafers used for our products. Rather, we purchase wafers from multiple foundries including United Microelectronics Corporation (UMC), Toshiba Corporation (Toshiba), Seiko Epson Corporation (Seiko) and He Jian Technology (Suzhou) Co., Ltd. Currently, UMC manufactures the substantial majority of our wafers. Precise terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by our periodic negotiations with the wafer foundries.

Our strategy is to focus our resources on market development and creating new ICs and software design tools rather than on wafer fabrication. We continuously evaluate opportunities to enhance foundry relationships and/or obtain additional capacity from our main suppliers as well as other suppliers of leading-edge process technologies.

In September 1995, we entered into a joint venture with UMC and other parties to construct a wafer fabrication facility in Taiwan, known as United Silicon Inc. (USIC). In January 2000, as a result of the merger of USIC into UMC, our equity position in USIC was converted into shares of UMC, which are publicly traded on the Taiwan Stock Exchange. In fiscal 2007, we sold a portion of our UMC shares and we sold the remaining shares of our UMC investment in the fourth quarter of fiscal 2008. Also see Note 4 to our consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data."

In fiscal 1997, we signed a wafer purchasing agreement with Seiko that was amended in fiscal 1998, 1999 and 2000. Seiko manufactures wafers for our older, more mature product lines.

In October 2004, the Company entered into an advanced purchase agreement with Toshiba under which the Company paid Toshiba a total of $100.0 million in two equal installments for advance payment of silicon wafers produced under the agreement. The original agreement was extended to December 2008. The balance of the advance payment remaining was $4.5 million at March 29, 2008.

Sort, Assembly and Test

Wafers purchased are sorted by the foundry, independent sort subcontractors, or by Xilinx. Sorted die are assembled by subcontractors. During the assembly process, the wafers are separated into individual die, which are then assembled into various package types. Following assembly, the packaged units are tested by Xilinx personnel at our San Jose, California, Dublin, Ireland or Singapore facilities or by independent test subcontractors. We purchase most of our assembly and some of our testing services from Siliconware Precision Industries Ltd. in Taiwan, Amkor Technology, Inc. in Korea and the Philippines and STATS ChipPAC Ltd. in Singapore.

Quality Certification

Xilinx has achieved ISO 9001 quality certification in our San Jose, California, Dublin, Ireland, Longmont, Colorado, Singapore and Albuquerque locations. In addition, Xilinx achieved ISO 14001, TL 9000 and TS 16949 environmental and quality certifications in the San Jose, Dublin and Singapore locations and TL 9000 and TS16949 quality certifications in the Albuquerque location.

Patents and Licenses

While our various proprietary intellectual property rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. As of March 29, 2008, we held 1,785 issued United States patents relating to our products, which vary in duration. We maintain an active program of filing for additional patents in the areas of, but not limited to, software, IC architecture, system design, testing methodologies and other technologies relating to PLDs. We intend to vigorously protect our intellectual property. We believe that failure to enforce our intellectual property rights (for example, patents, copyrights and trademarks) or failure to protect our trade secrets effectively could have an adverse effect on our financial condition and results of operations. In the future, we may incur litigation expenses to enforce our intellectual property rights against third parties. However, any such litigation may or may not be successful.

We have acquired various software licenses that permit us to grant sublicenses to our customers for certain third party software programs licensed with our software design tools. In addition, we have licensed certain software for internal use in product design. We are also licensed under certain third party patents and have provided some third parties licenses under Company patents.

Employees

As of March 29, 2008, we had 3,415 employees compared to 3,353 at the end of the prior fiscal year. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good employee relations.

Executive Officers of the Registrant

Certain information regarding the executive officers of Xilinx as of May 28, 2008 is set forth below:

Name	Age	Position
Moshe N. Gavrielov	53	President and Chief Executive Officer (CEO)
Scott R. Hover-Smoot	53	Vice President, General Counsel and Secretary
Patrick W. Little	45	Senior Vice President, Products and Market Development
Jon A. Olson	54	Senior Vice President, Finance and Chief Financial Officer (CFO)
Boon C. Ooi	54	Senior Vice President, Worldwide Operations and Business Process Reengineering
Victor Peng	48	Senior Vice President, Silicon Engineering Group
Vincent F. Ratford	56	Senior Vice President, Solutions Development Group
Frank A. Tornaghi	53	Senior Vice President, Worldwide Sales

There are no family relationships among the executive officers of the Company or the Board of Directors.

Moshe N. Gavrielov joined the Company in January 2008 as President and CEO and was appointed to the Board of Directors in February 2008. Prior to joining the Company, he served at Cadence Design Systems, Inc., an electronic design automation company, as Executive Vice President and General Manager of the Verification Division from April 2005 through November 2007. Mr. Gavrielov served as CEO of Verisity Ltd., an electronic design automation company, from March 1998 to April 2005 prior to its acquisition by Cadence Design Systems, Inc. Prior to joining Verisity, Mr. Gavrielov spent nearly 10 years at LSI Corporation (formerly LSI Logic Corporation), a semiconductor manufacturer, in a variety of executive management positions, including Executive Vice President of the Products Group, Senior Vice President and General Manager of International Marketing and Sales and Senior Vice President and General Manager of LSI Logic Europe plc. Prior to joining LSI Corporation, Mr. Gavrielov held various engineering and engineering management positions at Digital Equipment Corporation and National Semiconductor Corporation.

Scott R. Hover-Smoot joined the Company in October 2007 as Vice President, General Counsel and Secretary. From November 2001 to October 2007, Mr. Hover-Smoot served as Regional Counsel and Director of Legal Operations with Taiwan Semiconductor Manufacturing Company, Ltd., an independent semiconductor foundry. He served as Vice President and General Counsel of California Micro Devices Corporation, a provider of application-specific protection devices and display electronics devices from June 1994 to November 2001. Prior to joining California Micro Devices Corporation, Mr. Hover-Smoot spent over 20 years working in law firms including Berliner-Cohen, Flehr, Hohbach, Test, Albritton & Herbert, and Lyon & Lyon.

Patrick W. Little joined the Company in March 2003 as Vice President and General Manager. He was promoted in March 2005 to Vice President of Worldwide Sales and to Vice President, Worldwide Sales and Services in December 2005. Mr. Little assumed the position of Vice President and General Manager in February 2008. He was promoted to his current position of Senior Vice President, Products and Market Development in April 2008. From September 1999 to March 2003, he served as President and CEO of Believe, Inc., a computer graphics imaging company. Mr. Little served as Executive Vice President of Sales and Marketing at Rendition, Inc., a graphics IC company, from March 1998 to September 1999. He was General Manager of the Audio Business Division of Diamond Multimedia Systems, Inc., and held various senior management positions at Trident Microsystems, Inc. and Opti, Inc., from 1992 to 1998.

Jon A. Olson joined the Company in June 2005 as Vice President, Finance and CFO. Mr. Olson was promoted to his current position of Senior Vice President, Finance and CFO in August 2006. Prior to joining the Company, Mr. Olson spent more than 25 years at Intel Corporation, a semiconductor chip maker, serving in a variety of positions, including Vice President, Finance and Enterprise Services, Director of Finance.

Boon C. Ooi joined the Company in November 2003 as Vice President, Worldwide Operations. Mr. Ooi was promoted to his current position of Senior Vice President, Worldwide Operations and Business Process Reengineering in November 2007. Prior to joining the Company, Mr. Ooi spent more than 25 years at Intel Corporation serving in a variety of positions, including Vice President of the Corporate Technology Group and Director of Operations.

Victor Peng joined the Company in April 2008 as Senior Vice President, Silicon Engineering Group. Prior to joining the Company, Mr. Peng served as Corporate Vice President, Graphics Products Group at Advanced Micro Devices (AMD), a provider of processing solutions, from November 2005 to April 2008. Before joining AMD, Mr. Peng served as Vice President of Silicon Engineering in the Graphics Products Group business unit at ATI Technologies, a graphics processor unit provider, from April 2005 until its acquisition by AMD. Before joining ATI Technologies, Mr. Peng served as Vice President of Engineering at TZero Technologies, a fabless semiconductor company, from September 2004 to April 2005. From November 2000 to September 2004, Mr. Peng served as Vice President of Engineering at MIPS Technologies, a semiconductor design IP company.

Vincent F. Ratford joined the Company in January 2006 as Vice President of Marketing, Business Development and Silicon Architecture. Mr. Ratford was promoted to Vice President and General Manager in October 2007. He was promoted to his current position of Senior Vice President, Solutions Development Group in April 2008. Prior to joining the Company, he served as President and CEO of AccelChip, Inc. (AccelChip), a provider of synthesis software tools for designing DSP systems, from July 2004 until its acquisition by Xilinx in January 2006. Prior to that, Mr. Ratford operated the consulting firm, DeepTech Consulting, from April 2002 to July 2004. Mr. Ratford worked at Virage Logic Corporation, a provider of semiconductor IP, as Vice President of Marketing and Business Development from July 2000 to April 2002 and as Vice President of Sales and Marketing from February 1998 to July 2000. Before joining Virage Logic, Mr. Ratford served as Chief Operating Officer of the Microtec Division of Mentor Graphics, a provider of hardware and software design solutions to semiconductor companies, from October 1995 to December 1997. Before joining the Microtec Division, he was Director of Marketing for Mentor Graphics' System Design Division from May 1993 to October 1995.

Frank A. Tornaghi joined the Company in February 2008 as Vice President, Worldwide Sales and was promoted to his current position of Senior Vice President, Worldwide Sales in April 2008. Prior to joining the Company, Mr. Tornaghi spent 22 years at LSI Corporation. Mr. Tornaghi acted as an independent consultant from April 2006 until he joined the Company. He served as Executive Vice President, Worldwide Sales at LSI Corporation from July 2001 to April 2006 and as Vice President, North America Sales, from May 1993 to July 2001. From 1984 until May 1993, Mr. Tornaghi held various management positions in sales at LSI Corporation.

Additional Information

Our Internet address is www.xilinx.com. We make available, via a link through our investor relations website located at www.investor.xilinx.com, access to our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (Exchange Act) as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC). All such filings on our investor relations website are available free of charge. Printed copies of these documents are also available to stockholders without charge, upon written request directed to Xilinx, Inc., Attn: Investor Relations, 2100 Logic Drive, San Jose, CA 95124. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

Additional information required by this Item 1 is incorporated by reference to the section captioned "Net Revenues – Net Revenues by Geography" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to Note 14 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

This annual report includes trademarks and service marks of Xilinx and other companies that are unregistered and registered in the United States and other countries.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only risks to the Company. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the risks described below were to occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

The semiconductor industry is characterized by cyclical market patterns and a significant industry downturn could adversely affect our operating results.

The semiconductor industry is highly cyclical and our financial performance has been affected by downturns in the industry. The down cycles are generally characterized by price erosion and weaker demand for our products. Weaker demand for our products resulting from economic conditions in the end markets we serve and reduced capital spending by our customers can result in excess and obsolete inventories and corresponding inventory write-downs. We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market make prediction of and timely reaction to such events difficult. Due to these and other factors, our past results are much less reliable predictors of the future than with companies in older, more stable industries.

The nature of our business makes our revenues difficult to predict which could have an adverse impact on our business.

In addition to the challenging market conditions we may face, we have limited visibility into the demand for our products, particularly new products, because demand for our products depends upon our products being designed into our end customer's products and those products achieving market acceptance. Due to the complexity of our products, the design to production process requires a substantial amount of time, frequently longer than a year. In addition, we are increasingly dependent upon "turns," orders received and turned for shipment in the same quarter and we have historically derived a significant portion of our quarterly revenue during the last weeks of the quarter. These factors make it difficult for us to forecast future sales and project quarterly revenues. The difficulty in forecasting future sales impairs our ability to project our inventory requirements, which could result in inventory write-downs or failure to meet customer requirements. In addition, difficulty in forecasting revenues compromises our ability to provide forward-looking revenue and earnings guidance.

Global economic conditions, the economic conditions of the countries in which we operate and currency fluctuations could negatively impact our financial condition and results of operations.

We derive a substantial portion of our revenues from international sales. International sales accounted for approximately 61% of our net revenues in fiscal 2008, and 60% and 59% of our net revenues in fiscal 2007 and 2006, respectively. We also have significant international operations, including foreign sales offices to support our international customers and distributors and our regional headquarters in Ireland and Singapore. Sales and operations outside of the U.S. subject us to the risks associated with conducting business in foreign economic and regulatory environments. Our financial condition and results of operations could be adversely affected by unfavorable economic conditions in countries in which we do significant business or by changes in foreign currency exchange rates affecting those countries. For example, we have sales and operations in the Asia Pacific region, Japan and Europe. Past economic weakness in these markets adversely affected revenues, and such conditions may occur in the future. Sales to all direct OEMs and distributors are denominated in U.S. dollars. While the recent movement of the Euro and Yen against the U.S. dollar had no material impact to our business, increased volatility could impact our European and Japanese customers. Currency instability may increase credit risks for some of our customers and may impair our customers' ability to repay existing obligations. Increased currency volatility could also positively or negatively impact our foreign currency denominated costs, assets and liabilities. Furthermore, because we are increasingly dependent on the global economy, instability in worldwide economic environments occasioned, for example, by political instability, terrorist activity or U.S. military actions could impact economic activity and lead to a contraction of capital spending by our customers. Any or all of these factors could adversely affect our financial condition and results of operations in the future.

We are subject to the risks associated with conducting business operations outside of the U.S. which could adversely affect our business.

In addition to international sales and support operations, we purchase our wafers from foreign foundries and have our commercial products assembled, packaged and tested by subcontractors located outside the U.S. All of these activities are subject to the uncertainties associated with international business operations, including tax laws and regulations, trade barriers, economic sanctions, import and export regulations, duties and tariffs and other trade restrictions, changes in trade policies, other foreign governmental regulations, reduced protection for IP, longer receivable collection periods and disruptions or delays in production or shipments, any of which could have a material adverse effect on our business, financial condition and/or operating results. Additional factors that could adversely affect us due to our international operations include rising oil prices and increased costs of natural resources. Moreover, our financial condition and results of operations could be affected in the event of political conflicts or economic crises in countries where our main wafer providers, end customers and contract manufacturers who provide assembly and test services worldwide, are located. Adverse change to the circumstances or conditions of our international business operations could have a material adverse effect on our business.

Our success depends on our ability to develop and introduce new products and failure to do so would have a material adverse impact on our financial condition and results of operations.

Our success depends in large part on our ability to develop and introduce new products that address customer requirements and compete effectively on the basis of price, density, functionality, power consumption and performance. The success of new product introductions is dependent upon several factors, including:

- timely completion of new product designs;
- ability to generate new design opportunities or "design wins";
- availability of specialized field application engineering resources supporting demand creation and customer adoption of new products;
- ability to utilize advanced manufacturing process technologies on circuit geometries of 65nm and smaller;
- achieving acceptable yields;
- ability to obtain adequate production capacity from our wafer foundries and assembly subcontractors;
- ability to obtain advanced packaging;
- availability of supporting software design tools;
- utilization of predefined IP cores of logic;
- customer acceptance of advanced features in our new products; and
- successful deployment of electronic systems by our customers.

Our product development efforts may not be successful, our new products may not achieve industry acceptance and we may not achieve the necessary volume of production that would lead to further per unit cost reductions. Revenues relating to our mature products are expected to decline in the future, which is normal for our product life cycles. As a result, we may be increasingly dependent on revenues derived from design wins for our newer products as well as anticipated cost reductions in the manufacture of our current products. We rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining consistent margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, or to the extent that our products do not achieve market acceptance at prices with higher margins, our financial condition and results of operations could be materially adversely affected.

We are dependent on independent foundries for the manufacture of all of our products and a manufacturing problem or insufficient foundry capacity could adversely affect our operations.

During fiscal 2008, nearly all of our wafers were manufactured either in Taiwan, by UMC or in Japan, by Toshiba or Seiko. Terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by periodic negotiations between Xilinx and these wafer foundries, which usually result in short-term agreements that do not provide for long-term supply or allocation commitments. We are dependent on these foundries, especially UMC, which supplies the substantial majority of our wafers. We rely on UMC to produce wafers with competitive performance and cost attributes. These attributes include an ability to transition to advanced manufacturing process technologies and increased wafer sizes, produce wafers at acceptable yields, and deliver them in a timely manner. We cannot guarantee that the foundries that supply our wafers will not experience manufacturing problems, including delays in the realization of advanced manufacturing process technologies or difficulties due to limitations of new and existing process technologies. Furthermore, we cannot guarantee our foundries will be able to manufacture sufficient quantities of our products. Any manufacturing problem or insufficient foundry capacity could disrupt our operations.

We have established other sources of wafer supply for our products in an effort to secure a continued supply of wafers. However, establishing, maintaining and managing multiple foundry relationships requires the investment of management resources as well as additional costs. If we do not manage these relationships effectively, it could adversely affect our results of operations.

Increased costs of wafers and materials, or shortages in wafers and materials, could adversely impact our gross margins and lead to reduced revenues.

If greater demand for wafers produced by the foundries is not offset by an increase in foundry capacity, or market demand for wafers or production and assembly materials increases, our supply of wafers and other materials could become limited. Such shortages raise the likelihood of potential wafer price increases and wafer shortages or shortages in materials at our production and test facilities. Such increases in wafer prices or materials could adversely affect our gross margins and shortages of wafers and materials would adversely affect our ability to meet customer demands.

Earthquakes and other natural disasters could disrupt our operations and have a material adverse affect on our financial condition and results of operations.

The independent foundries, upon which we rely to manufacture our products, as well as our California and Singapore facilities, are located in regions that are subject to earthquakes and other natural disasters. UMC's foundries in Taiwan and Toshiba's and Seiko's foundries in Japan as well as many of our operations in California are centered in areas that have been seismically active in the recent past and some areas have been affected by other natural disasters. Any catastrophic event in these locations will disrupt our operations, including our manufacturing activities. This type of disruption could result in our inability to manufacture or ship products, thereby materially adversely affecting our financial condition and results of operations. Additionally, disruption of operations at these foundries for any reason, including other natural disasters such as typhoons, fires or floods, as well as disruptions in access to adequate supplies of electricity, natural gas or water could cause delays in shipments of our products, and could have a material adverse effect on our results of operations.

We are dependent on independent subcontractors for most of our assembly and test services and unavailability or disruption of these services could negatively impact our financial condition and results of operations.

We are also dependent on subcontractors to provide semiconductor assembly, substrate, test and shipment services. Any prolonged inability to obtain wafers with competitive performance and cost attributes, adequate yields or timely delivery, any disruption in assembly, test or shipment services, or any other circumstance that would require us to seek alternative sources of supply, could delay shipments and have a material adverse effect on our ability to meet customer demands. These factors would result in reduced net revenues and could negatively impact our financial condition and results of operations.

If we are not able to successfully compete in our industry, our financial results and future prospects will be adversely affected.

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera Corporation, Lattice Semiconductor Corporation and Actel Corporation, from the ASIC market, which has been ongoing since the inception of FPGAs, from the ASSP market, and from new companies that may enter the traditional programmable logic market segment. We believe that important competitive factors in the logic industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- availability and functionality of predefined IP cores of logic;
- inventory management;
- access to leading-edge process technology and assembly capacity; and
- ability to provide timely customer service and support.

Our strategy for expansion in the logic market includes continued introduction of new product architectures that address high-volume, low-cost and low-power applications as well as high-performance, high-density applications. In addition, we anticipate continued price reductions proportionate with our ability to lower the cost for established products. However, we may not be successful in achieving these strategies.

Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density CPLDs;
- high-performance DSP devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

Several companies have introduced products that compete with ours or have announced their intention to enter the PLD market segment. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected.

The benefits of programmable logic have attracted a number of competitors to the market segment. We recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. Recognizing the increasing importance of standard software solutions, we have developed common software design tools that support the full range of our IC products. We believe that automation and ease of design are significant competitive factors in the PLD market segment.

We could also face competition from our licensees. In the past we have granted limited rights to other companies with respect to certain of our older technology, and we may do so in the future. Granting such rights may enable these companies to manufacture and market products that may be competitive with some of our older products.

Our failure to protect and defend our intellectual property could impair our ability to compete effectively.

We rely upon patent, copyright, trade secret, mask work and trademark laws to protect our intellectual property. We cannot provide assurance that such intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. From time to time, third parties, including our competitors, have asserted against us patent, copyright and other intellectual property rights to technologies that are important to us. Third parties may assert infringement claims against our indemnitees or us in the future. Assertions by third parties may result in costly litigation or indemnity claims and we may not prevail in such matters or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim, indemnification claim, or impairment or loss of use of our intellectual property could materially adversely affect our financial condition and results of operations.

Considerable amounts of our common shares are available for issuance under our equity incentive plans and debentures, and significant issuances in the future may adversely impact the market price of our common shares.

As of March 29, 2008, we had 2.00 billion authorized common shares, of which 280.5 million shares were outstanding. In addition, 68.9 million common shares were reserved for issuance pursuant to our equity incentive plans and 1990 Employee Qualified Stock Purchase Plan (Employee Stock Purchase Plan), and 32.1 million shares were reserved for issuance upon conversion or repurchase of the 3.125% convertible debentures due March 15, 2037 (debentures). The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our equity incentive plans or the conversion or repurchase of debentures using common shares, which would be dilutive to existing stockholders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

We rely on information technology systems, and failure of these systems to function properly could result in business disruption.

We rely in part on various information technology (IT) systems to manage our operations including financial reporting and we regularly evaluate these systems and make changes to improve them as necessary. Consequently, we periodically implement new, or enhance existing, operational and IT systems, procedures and controls. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, could harm our ability to record and report financial and management information on a timely and accurate basis. Further, these systems are subject to power and telecommunication outages or other general system failure. Failure of our IT systems or difficulties in managing them could result in business disruption.

If we do not successfully manage the transitions associated with our new management, our ability to compete could be adversely affected.

On January 7, 2008, we announced the appointment of Moshe N. Gavrielov as our new President and CEO concurrent with the retirement of Willem P. Roelandts from these positions. Our new CEO has made organizational changes, including changes to our management team and may make future changes to our Company's structure. It is important for us to successfully manage these transitions as our failure to do so could adversely affect our ability to compete effectively.

If we are unable to maintain effective internal controls, our stock price could be adversely affected.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness disclosure. The identification of material weaknesses in internal control, if any, could indicate a lack of proper controls to generate accurate financial statements and could cause investors to lose confidence and our stock price to drop. Further, our internal control effectiveness may be impacted if we are unable to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Unfavorable results of legal proceedings could adversely affect our financial condition and operating results.

From time to time we are subject to various legal proceedings and claims that arise out of the ordinary conduct of our business. Certain claims are not yet resolved, including those that are discussed in Item 3, "Legal Proceedings," and additional claims may arise in the future. Results of legal proceedings cannot be predicted with certainty. Regardless of its merit, litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention and we may enter into material settlements to avoid these risks. Should the Company fail to prevail in certain matters, or should several of these matters be resolved against us in the same reporting period, we may be faced with significant monetary damages or injunctive relief against us that would materially and adversely affect a portion of our business and might materially and adversely affect our financial condition and operating results.

We are exposed to fluctuations in interest rates and changes in credit rating and in the market values of our portfolio investments which could adversely impact our financial condition and results of operations.

Our cash, short-term and long-term investments represent significant assets that may be subject to fluctuating and even negative returns depending upon interest rate movements and financial market conditions. Since September 2007, the global credit markets have experienced adverse conditions due to the increased concerns related to the U.S. sub-prime mortgage market that have negatively impacted the values of various types of investment and non-investment grade securities. As of March 29, 2008, approximately 4% of our investment portfolio consisted of AAA-rated auction rate securities which are secured primarily by pools of student loans originated under the Federal Family Education Loan Program (FFELP) that are guaranteed by the U. S. Department of Education. These securities experienced failed auctions in the fourth quarter of fiscal 2008 due to liquidity issues in the global credit markets. In a failed auction, the interest rates are reset to a maximum rate defined by the contractual terms for each security. We have collected and expect to collect all interest payable on these securities when due. As of March 29, 2008, the securities were reclassified from short-term to long-term investments on the consolidated balance sheet to reflect the securities' final maturity dates since there can be no assurance of a successful auction in the future. The auction rate securities described above are a type of asset-backed securities. All other asset-backed securities comprised less than 5% of our investment portfolio as of March 29, 2008 and were all AAA rated with the exception of approximately $37.0 million of asset-backed securities that were downgraded in April 2008 to AA or A rating. These asset-backed securities are secured primarily by bank, finance and insurance company obligations, collateralized loan and bank obligations, mortgage-backed securities with no direct sub-prime exposure and credit card debt. Substantially all of the other mortgage-backed securities in the investment portfolio are AAA rated, were issued by U.S. government-sponsored enterprises and agencies and represented less than 9% of the portfolio as of March 29, 2008. As a result of these recent adverse conditions in the global credit markets, there is a risk that we may incur other-than-temporary impairment charges for certain types of investments such as asset-backed securities should the credit markets experience further deterioration. Our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair values of our debt and equity securities is judged to be other-than-temporary. Furthermore, we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates or financial market conditions. Please see Note 5 to our consolidated financial statements, included in Item 8, "Financial Statements and Supplementary Data," for additional information about our investments.

Our products could have quality problems which could result in reduced revenues and claims against us.

We develop complex and evolving products that include both hardware and software. Despite our testing efforts and those of our subcontractors, defects may be found in existing or new products. These defects may cause us to incur significant warranty, support and repair or replacement costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with customers. Product defects or other performance problems could result in the delay or loss of market acceptance of our products and would likely harm our business. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend. Product liability risks are particularly significant with respect to aerospace, automotive and medical applications because of the risk of serious harm to users of these products. Any product liability claim, whether or not determined in our favor, could result in significant expense, divert the efforts of our technical and management personnel, and harm our business.

In preparing our financial statements, we make good faith estimates and judgments that may change or turn out to be erroneous.

In preparing our financial statements in conformity with accounting principles generally accepted in the United States, we must make estimates and judgments in applying our most critical accounting policies. Those estimates and judgments have a significant impact on the results we report in our consolidated financial statements. The most difficult estimates and subjective judgments that we make concern valuation of marketable and non-marketable securities, revenue recognition, inventories, long-lived assets, taxes, legal matters and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting. Actual results may differ materially from these estimates. If these estimates or their related assumptions change, our operating results for the periods in which we revise our estimates or assumptions could be adversely and perhaps materially affected.

We depend on distributors, primarily Avnet, to generate a majority of our sales and complete order fulfillment.

We rely on distributors throughout the world to assist us in demand creation, technical support, order processing and order fulfillment. Resale of product through Avnet accounted for 61% of the Company's worldwide net revenues in fiscal 2008 and as of March 29, 2008, Avnet accounted for 83% of our accounts receivable. If a key distributor such as Avnet materially defaults on a contract or fails to perform, our business and financial results would suffer.

Reductions in the average selling prices of our products could have a negative impact on our gross margins.

The average selling prices of our products generally decline as the products mature. We seek to offset the decrease in selling prices through yield improvement, manufacturing cost reductions and increased unit sales. However, there is no guarantee that our ongoing efforts will be successful or that they will keep pace with the decline in selling prices of our products, which could ultimately lead to a decline in revenues and have a negative effect on our gross margins.

A number of factors can impact our gross margins.

A number of factors, including our product mix, market acceptance of our new products, competitive pricing dynamics, geographic and/or market segment pricing strategies and various manufacturing cost variables cause our gross margins to fluctuate. In addition, forecasting our gross margins is difficult because the majority of our business is based on turns within the same quarter.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our corporate offices, which include the administrative, sales, customer support, marketing, R&D and manufacturing and testing groups, are located in San Jose, California. This main site consists of adjacent buildings providing 588,000 square feet of space, which we own. We also own two parcels of land totaling approximately 121 acres in South San Jose near our corporate facility. At present, we do not have any plans to develop the land. We also have a 106,000 square foot leased facility in San Jose, which we do not occupy and is presently listed for subleasing.

In addition, we own a 228,000 square foot facility in the metropolitan area of Dublin, Ireland, which serves as our regional headquarters in Europe. The Irish facility is primarily used for manufacturing and testing of our products, service and support for our customers in Europe, R&D and IT support.

In June 2007, we completed construction of a building in Singapore, which serves as our Asia Pacific regional headquarters. We own the building but the land is subject to a 30-year lease expiring in November 2035. This building provides 222,000 square feet of usable space. The Singapore facility is primarily used for manufacturing and testing of our products, service and support for our customers in Asia Pacific/Japan, coordination and management of certain third parties in our supply chain and R&D. Excess space in the facility is leased to tenants under long-term lease agreements.

We also own a 130,000 square foot facility in Longmont, Colorado. The Longmont facility serves as the primary location for our software efforts in the areas of R&D, manufacturing and quality control. In addition, we also own a 200,000 square foot facility and 40 acres of land adjacent to the Longmont facility for future expansion. The facility is partially leased to tenants under long-term lease agreements and partially used by the Company.

We own a 45,000 square foot facility in Albuquerque, New Mexico, which is used for the development of our CoolRunner CPLD product families as well as IP cores.

We lease office facilities for our engineering design centers in Austin, Texas, Grenoble, France and Edinburgh, Scotland. We also lease sales offices in various locations throughout North America, which include the metropolitan areas of Chicago, Dallas, Denver, Los Angeles, Nashua, Ottawa, Raleigh, San Diego, San Jose and Toronto as well as international sales offices located in the metropolitan areas of Beijing, Brussels, Helsinki, Hong Kong, London, Milan, Munich, Osaka, Paris, Seoul, Shanghai, Shenzhen, Stockholm, Taipei, Tel Aviv and Tokyo.

ITEM 3. LEGAL PROCEEDINGS

Internal Revenue Service

The Internal Revenue Service (IRS) audited and issued proposed adjustments to the Company's tax returns for fiscal 1996 through 2001. The Company filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. To date, all issues have been settled with the IRS in this matter except as described in the following paragraph.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest, or penalties due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the U.S. Court of Appeal for the Ninth Circuit. The Company and the IRS presented oral arguments to a three-judge panel of the Appeals Court on March 12, 2008. If the Company were to lose on appeal, the amount due to the IRS would be approximately $39.3 million. Of that amount, $6.2 million would be an expense to the consolidated statement of income and the remaining $33.1 million would be an adjustment to additional paid-in capital. The Company would also be required to reverse $7.6 million of interest income accrued to date on prepayments to the IRS.

Patent Litigation

On December 28, 2007, a patent infringement lawsuit was filed by PACT XPP Technologies, AG (PACT) against the Company in the U.S. District Court for the Eastern District of Texas, Marshall Division (PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563). The lawsuit pertains to eight different patents and PACT seeks injunctive relief, unspecified damages and interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

On August 21, 2007, a patent infringement lawsuit was filed by Lonestar Inventions, L.P. (Lonestar) against Xilinx in the U.S. District Court for the Eastern District of Texas, Tyler Division (Lonestar Inventions, L.P. v. Xilinx, Inc. Case No. 6:07-CV-393). The lawsuit pertains to a single patent and Lonestar seeks injunctive relief, unspecified damages and interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

Other Matters

From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of our business. These include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, tax, distribution arrangements, employee relations and other matters. Periodically, we review the status of each matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we continue to reassess the potential liability related to pending claims and litigation and may revise estimates.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 7, 2008, there were approximately 885 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 120,000.

The following table sets forth the high and low closing sale prices, for the periods indicated, for our common stock as reported by the NASDAQ Global Select Market:

	Fiscal 2008		Fiscal 2007	
	High	Low	High	Low
First Quarter	$30.18	$25.65	$29.31	$22.31
Second Quarter	28.70	24.34	23.31	19.60
Third Quarter	26.97	21.16	28.25	22.14
Fourth Quarter	24.94	19.06	26.60	22.97

Dividends Declared Per Common Share

The following table presents the quarterly dividends declared on our common stock for the periods indicated:

	Fiscal 2008	Fiscal 2007
First Quarter	$0.12	$0.09
Second Quarter	0.12	0.09
Third Quarter	0.12	0.09
Fourth Quarter	0.12	0.09

On February 25, 2008, our Board of Directors approved an increase to our quarterly common stock dividend for the first quarter of fiscal 2009 from $0.12 per common share to $0.14 per common share. The dividend is payable on May 28, 2008 to stockholders of record at the close of business on May 7, 2008.

Issuer Purchases of Equity Securities

The following table summarizes the Company's repurchase of its common stock during the fourth quarter of fiscal 2008. See Note 13 to our consolidated financial statements, included in Item 8, "Financial Statements and Supplementary Data" for information regarding our stock repurchase plans.

(In thousands, except per share amounts) Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
December 30, 2007 to February 2, 2008	3,841	$21.41	3,841	$311,629
February 3 to March 1, 2008	4,458	$21.41	4,458	$216,167
March 2 to March 29, 2008	1,040	$21.41	1,040	$193,888
Total for the Quarter	9,339	$21.41	9,339	

On February 26, 2007, we announced a repurchase program of up to $1.50 billion of common stock and during the fourth quarter of fiscal 2008, the Company repurchased a total of 9.3 million shares of its common stock for $200.0 million under this repurchase program. On February 25, 2008, we announced a further repurchase program of up to an additional $800.0 million of common stock. Through March 29, 2008, the Company had repurchased $1.31 billion of the $1.50 billion of common stock approved for repurchase under the February 2007 authorization. These share repurchase programs have no stated expiration date.

Company Stock Price Performance

The following chart shows a comparison of cumulative total return for the Company's common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index), and the Standard & Poor's 500 Semiconductors Index (S&P 500 Semiconductors). The total stockholder return assumes $100 invested on March 31, 2003 in Xilinx, Inc. common stock, the S&P 500 Index and the S&P 500 Semiconductors and assumes all dividends are reinvested.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
Xilinx, Inc.
S&P 500 Index
S&P 500 Semiconductors Index

Company / Index	Base Period Mar 03	Indexed Returns Years Ended Mar 04	Mar 05	Mar 06	Mar 07	Mar 08
Xilinx, Inc.	**100**	161.30	125.67	110.58	113.36	106.72
S&P 500 Index	**100**	135.12	144.16	161.07	180.12	170.98
S&P 500 Semiconductors	**100**	171.55	145.41	157.49	145.40	138.10

Note: **Stock price performance and indexed returns for our Common Stock are historical and are not an indicator of future price performance or future investment returns.**

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Statement of Income Data
Five years ended March 29, 2008
(In thousands, except per share amounts)

	2008(1)	2007(2)	2006(3)	2005(4)	2004(5)
Net revenues	$1,841,372	$1,842,739	$1,726,250	$1,573,233	$1,397,846
Operating income (6)	424,194	347,767	412,062	372,040	327,135
Income before income taxes (6)	474,094	431,146	456,602	400,544	350,544
Provision for income taxes	100,047	80,474	102,453	87,821	47,555
Net income	374,047	350,672	354,149	312,723	302,989
Net income per common share :					
Basic	$ 1.27	$ 1.04	$ 1.01	$ 0.90	$ 0.89
Diluted	$ 1.25	$ 1.02	$ 1.00	$ 0.87	$ 0.85
Shares used in per share calculations:					
Basic	295,050	337,920	349,026	347,810	341,427
Diluted	298,636	343,636	355,065	358,230	354,551
Cash dividends declared per common share	$ 0.48	$ 0.36	$ 0.28	$ 0.20	$ —

(1) Income before income taxes includes a loss on the sale of the Company's remaining UMC investment of $4,732 and an impairment loss on investments of $2,850.

(2) Income before income taxes includes a charge of $5,934 related to an impairment of a leased facility that the Company no longer intends to occupy, a loss related to litigation settlements and contingencies of $2,500, stock-based compensation related to prior years of $2,209, an impairment loss on investments of $1,950 and a gain of $7,016 from the sale of a portion of the Company's UMC investment.

(3) Income before income taxes includes a loss related to litigation settlements and contingencies of $3,165, a write-off of acquired in-process R&D of $4,500 related to the acquisition of AccelChip and an impairment loss on investments of $1,418.

(4) Income before income taxes includes a write-off of acquired in-process R&D of $7,198 related to the acquisition of Hier Design Inc. and impairment loss on investments of $3,099.

(5) Income before income taxes includes an impairment loss on excess facilities of $3,376, a loss related to litigation settlements and contingencies of $6,400 and a write-off of acquired in-process R&D of $6,969 related to the acquisition of Triscend Corporation. Net income includes a $34,418 reduction in taxes associated with an IRS tax settlement.

(6) The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (SFAS 123(R)) in fiscal 2007. Results for prior fiscal years do not include the effects of stock-based compensation (see Notes 2 and 3 to our consolidated financial statements in Item 8: "Financial Statements and Supplementary Data").

Consolidated Balance Sheet Data
Five years ended March 29, 2008
(In thousands)

	2008	2007	2006	2005	2004
Working capital	$1,479,530	$1,396,733	$1,303,224	$1,154,163	$ 955,878
Total assets	3,137,107	3,179,355	3,173,547	3,039,196	2,937,473
Convertible debentures	999,851	999,597	—	—	—
Other long-term liabilities	40,281(1)	1,320	7,485	—	—
Stockholders' equity	1,671,823	1,772,740	2,728,885	2,673,508	2,483,062

(1) Includes $39,122 of long-term income taxes payable reclassified from current to non-current liabilities in connection with the adoption of FIN 48 (see Note 14 to our consolidated financial statements in Item 8: "Financial Statements and Supplementary Data").

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data."

Cautionary Statement

The statements in this Management's Discussion and Analysis that are forward looking, within the meaning of the Private Securities Litigation Reform Act of 1995, involve numerous risks and uncertainties and are based on current expectations. The reader should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those risks discussed under "Risk Factors" and elsewhere in this document. Often, forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" and other similar terminology, or the negative of such terms. We disclaim any responsibility to update or revise any forward-looking statement provided in this Management's Discussion and Analysis for any reason.

Nature of Operations

We design, develop and market complete programmable logic solutions, including advanced ICs, software design tools, predefined system functions delivered as IP cores, design services, customer training, field engineering and technical support. Our PLDs include FPGAs and CPLDs. These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as wired and wireless communications, industrial, scientific and medical, test and measurement, aerospace and defense, audio, video and broadcast, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors and through direct sales to OEMs by a network of independent sales representative firms and by a direct sales management organization.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. The SEC has defined critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our critical accounting policies include: valuation of marketable and non-marketable securities, which impacts losses on debt and equity securities when we record impairments; revenue recognition, which impacts the recording of revenues; and valuation of inventories, which impacts cost of revenues and gross margin. Our critical accounting policies also include: the assessment of impairment of long-lived assets including acquisition-related intangibles, which impacts their valuation; the assessment of the recoverability of goodwill, which impacts goodwill impairment; accounting for income taxes, which impacts the provision or benefit recognized for income taxes, as well as the valuation of deferred tax assets recorded on our consolidated balance sheet, and valuation and recognition of stock-based compensation, which impacts gross margin, R&D expenses, and selling, general and administrative (SG&A) expenses. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting.

Valuation of Marketable and Non-marketable Securities

The Company's short-term and long-term investments include marketable debt and equity securities and non-marketable equity securities. At March 29, 2008, the Company had marketable debt securities with a fair value of $1.50 billion, non-marketable equity securities in private companies of $22.6 million (adjusted cost) and a marketable equity security with a fair value of $822 thousand.

The fair values for marketable debt and equity securities are determined by independent pricing sources that value the securities based on quoted market prices and pricing models except for failed auction rate securities for which the Company determined their fair value at March 29, 2008 based on internal analyses. In determining if and when a decline in market value below adjusted cost of marketable debt and equity securities is other-than-temporary, the Company evaluates on an ongoing basis the market conditions, trends of earnings, financial condition and other key measures for our investments. We assess other-than-temporary impairment of debt and equity securities in accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and

Its Application to Certain Investments." We have not recorded any other-than-temporary impairment for marketable debt and equity securities for fiscal 2008 or 2007.

In determining whether a decline in value of non-marketable equity investments in private companies is other-than-temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributors' end customers. For fiscal 2008, approximately 83% of our net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. We maintain system controls to validate distributor data and to verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point we have a legally enforceable right to collection under normal payment terms.

Revenue from sales to our direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no formal acceptance provisions with our direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from Support Products, which includes software and services sales, was less than 7% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Valuation of Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or market (estimated net realizable value). The valuation of inventory requires us to estimate excess or obsolete inventory as well as inventory that is not of saleable quality. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, we write down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. The estimates of future demand that we use in the valuation of inventory are the basis for our published revenue forecasts, which are also consistent with our short-term manufacturing plans. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Factors affecting impairment of assets held for use include the ability of the specific assets to generate positive cash flows.

When assets are removed from operations and held for sale, we estimate impairment losses as the excess of the carrying value of the assets over their fair value. Factors affecting impairment of assets held for sale include market conditions. Changes in any of these factors could necessitate impairment recognition in future periods for assets held for use or assets held for sale.

Goodwill

As required by SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, and goodwill is written down when it is determined to be impaired. We perform an annual impairment review in the fourth quarter of each fiscal year and compare the fair value of the reporting unit in which the goodwill resides to its carrying value. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired. For purposes of impairment testing under SFAS 142, Xilinx operates as a single reporting unit. We use the quoted market price method to determine the fair value of the reporting unit. Based on the impairment review performed during the fourth quarter of fiscal 2008, there was no impairment of goodwill in fiscal 2008. Unless there are indicators of impairment, our next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2009. To date, no impairment indicators have been identified.

Accounting for Income Taxes

Xilinx is a multinational corporation operating in multiple tax jurisdictions. We must determine the allocation of income to each of these jurisdictions based on estimates and assumptions and apply the appropriate tax rates for these jurisdictions. We undergo routine audits by taxing authorities regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax audits often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Additionally, we must estimate the amount and likelihood of potential losses arising from audits or deficiency notices issued by taxing authorities. The taxing authorities' positions and our assessment can change over time resulting in a material effect on the provision for income taxes in periods when these changes occur.

We must also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve in the form of a valuation allowance for the deferred tax assets that we estimate will not ultimately be recoverable.

The Company has elected to adopt the alternative transition method provided in FSP No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48)." The provisions were effective for the Company beginning in the first quarter of fiscal 2008. See Notes 2 and 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Stock-Based Compensation

In the first quarter of fiscal 2007, we adopted SFAS 123(R), which requires the measurement at fair value and recognition of compensation expense for all stock-based payment awards. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant requires judgment. We use the Black-Scholes option-pricing model to estimate the fair value of employee stock options and rights to purchase shares under the Company's Employee Stock Purchase Plan, consistent with the provisions of SFAS 123(R). Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected stock price volatility, expected life, expected dividend rate, expected forfeiture rate and expected risk-free rate of return. We use implied volatility based on traded options in the open market as we believe implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. In determining the appropriateness of implied volatility, we considered: the volume of market activity of traded options, and determined there was sufficient market activity; the ability to reasonably match the input variables of traded options to those of options granted by the Company, such as date of grant and the exercise price, and determined the input assumptions were comparable; and the length of term of traded options used to derive implied volatility, which is generally one to two years and which was extrapolated to match the expected term of the employee options granted by the Company, and determined the length of the option term was reasonable. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. We will continue to review our input assumptions and make changes as deemed appropriate depending on new information that becomes available. Higher volatility and expected lives result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return do not have as significant an effect on the calculation of fair value.

In addition, SFAS 123(R) requires us to develop an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate have an effect on reported stock-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The effect of forfeiture adjustments in fiscal 2008 and 2007 was insignificant. The expense we recognize in future periods could also differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.

Results of Operations

The following table sets forth statement of income data as a percentage of net revenues for the fiscal years indicated:

	2008	2007	2006
Net Revenues	**100.0%**	**100.0%**	**100.0%**
Cost of revenues	37.3	39.0	38.1
Gross Margin	**62.7**	**61.0**	**61.9**
Operating Expenses:			
Research and development	19.4	21.1	18.9
Selling, general and administrative	19.9	20.4	18.3
Amortization of acquisition-related intangibles	0.4	0.4	0.4
Litigation settlements and contingencies	0.0	0.1	0.2
Stock-based compensation related to prior years	0.0	0.1	0.0
Write-off of acquired in-process research and development	0.0	0.0	0.2
Total operating expenses	39.7	42.1	38.0
Operating Income	**23.0**	**18.9**	**23.9**
Impairment loss on investments	(0.2)	(0.1)	(0.1)
Interest and other, net	2.9	4.6	2.6
Income Before Income Taxes	**25.7**	**23.4**	**26.4**
Provision for income taxes	5.4	4.4	5.9
Net Income	**20.3%**	**19.0%**	**20.5%**

Net Revenues

(In millions)	2008	Change	2007	Change	2006
Net revenues	$1,841.4	0%	$1,842.7	7%	$1,726.2

The relatively flat net revenues in fiscal 2008 compared to fiscal 2007 was driven by strong customer demand for our New Products which was offset by decreased demand for our Mainstream and Base Products, particularly in the Communications and Data Processing end markets. Increased total unit sales during fiscal 2008 compared to the comparable prior year period were offset by declines in average unit selling prices, which also contributed to the flat net revenues in fiscal 2008. The increase in net revenues from $1.73 billion in fiscal 2006 to $1.84 billion in fiscal 2007 was due to strong demand for our New Products and growth in the Consumer and Automotive and Industrial and Other end markets. The increase in net revenues in fiscal 2007 resulted from increased unit sales, partially offset by normal declines in average unit selling prices. See "Net Revenues by Product" and "Net Revenues by End Markets" for more information on our product and end-market categories.

No end customer accounted for more than 10% of net revenues for any of the periods presented

Net Revenues by Product

We classify our product offerings into four categories: New, Mainstream, Base and Support Products. These product categories, excluding Support Products, are modified on a periodic basis to better reflect advances in technology. The most recent adjustment was made on July 2, 2006, which was the beginning of our second quarter of fiscal 2007. Amounts for the prior periods presented have been reclassified to conform to the new categorization. New Products, as currently defined, include our most recent product offerings and include the Virtex-5, Virtex-4, Spartan-3, and CoolRunner-II product families. Mainstream Products include the Virtex-II, Spartan-II, CoolRunner and Virtex-E product families. Base Products consist of our mature product families and include the Virtex, Spartan, XC4000 and XC9500 products. Support Products make up the remainder of our product offerings and include configuration solutions (serial PROMs), software, IP cores, customer training, design services and support.

Net revenues by product categories for the fiscal years indicated were as follows:

(In millions)	2008	% of Total	% Change	2007	% of Total	% Change	2006	% of Total
New Products	$ 604.2	33	45	$ 416.8	23	102	$ 206.4	12
Mainstream Products	849.8	46	(15)	1,004.2	54	(4)	1,049.6	61
Base Products	277.7	15	(12)	317.2	17	(14)	367.3	21
Support Products	109.7	6	5	104.5	6	2	102.9	6
Total net revenues	$1,841.4	100	0	$1,842.7	100	7	$1,726.2	100

Net revenues from New Products increased significantly in fiscal 2008 and now represent one-third of our total net revenues. New Products consist primarily of our 65-nm, high-performance and high-density Virtex-5 family and our 90-nm products, which include the Virtex-4 family, and our high-volume, low-cost Spartan-3 families. These products, along with our CoolRunner-II family of CPLDs, contributed to the majority of the revenue growth in New Products in fiscal 2008 and 2007. We expect sales of New Products to continue to increase over time as more customers' programs go into volume production with our 65-nm and 90-nm products.

Net revenues from Mainstream Products declined in fiscal 2008 and 2007 primarily due to reduced sales from older products manufactured on 150-nm and 180-nm process technologies including Spartan-II, Virtex-E and Virtex-II. The decrease in net revenues for this product category resulted from both a decline in units sold as well as in average selling prices.

The decline in net revenues from Base Products in fiscal 2008 and 2007 was expected because the average selling price continued to decline as these products matured and approached end of life.

Net revenues from Support Products increased in fiscal 2008 and 2007 due to modest increases in sales from our software products.

Net Revenues by End Markets

Our end market revenue data is derived from our understanding of our end customers' primary markets. We classify our net revenues by end markets into four categories: Communications, Industrial and Other, Consumer and Automotive, and Data Processing. The percentage change calculation in the table below represents the year-to-year dollar change in each end market.

Net revenues by end markets for the fiscal years indicated were as follows:

(% of total net revenues)	2008	% Change in Dollars	2007	% Change in Dollars	2006
Communications	43%	(5)	45%	(1)	49%
Industrial and Other	32	11	29	22	25
Consumer and Automotive	17	4	16	18	14
Data Processing	8	(14)	10	(10)	12
Total net revenues	100%	0	100%	7	100%

Net revenues from Communications, our largest end market, decreased in fiscal 2008 compared with the prior year period due to a decline in sales in wireless communications applications, much of which was driven by merger and consolidation activity in that market. In fiscal 2007, the Communications end market decreased slightly compared to fiscal 2006 due primarily to a decline in wired telecommunications applications.

Net revenues from the Industrial and Other end market increased in fiscal 2008 and 2007 compared with the prior year periods. The increases were driven by broad-based strength across all applications including defense, industrial, scientific and medical and test and measurement.

Net revenues from the Consumer and Automotive end market increased in fiscal 2008 compared with the prior year period primarily due to strength in automotive applications. In fiscal 2007, the increase in net revenues from the Consumer and Automotive end market was driven by broad-based strength across all applications, including consumer, automotive and audio, video and broadcast.

The decline in net revenues from the Data Processing end market in fiscal 2008 was driven by decreases in sales from storage, computing and data processing applications. In fiscal 2007, net revenues from the Data Processing end market declined due primarily to weakness in the storage business.

Net Revenues by Geography

Geographic revenue information reflects the geographic location of the distributors or OEMs who purchased our products. This may differ from the geographic location of the end customers. Net revenues by geography for the fiscal years indicated were as follows:

(In millions)	2008	% of Total	% Change	2007	% of Total	% Change	2006	% of Total
North America	$ 717.8	39	(2)	$ 731.3	40	2	$ 714.9	41
Asia Pacific	526.3	29	13	466.6	25	15	406.7	24
Europe	407.2	22	(5)	426.9	23	21	352.8	20
Japan	190.1	10	(13)	217.9	12	(13)	251.8	15
Total net revenues	$1,841.4	100	0	$1,842.7	100	7	$1,726.2	100

Net revenues in North America decreased in fiscal 2008 primarily due to a decline in sales from wireless communications as well as data processing applications. The fiscal 2007 increase was driven primarily by strength in the Industrial and Other end market, particularly defense applications.

Net revenues in Asia Pacific grew double-digits in fiscal 2008 due to broad-based end market strength, with particular strength coming from customers in the Communications and Industrial and Other end markets. Additionally, Asia Pacific sales continued to benefit from outsourcing of manufacturing operations by large U.S. and European-based customers to the Asia Pacific region. The fiscal 2007 increase was due to increased sales from communications and consumer applications as well as continued outsourcing of manufacturing operations to the Asia Pacific region by some of our larger OEM customers.

Net revenues in Europe decreased in fiscal 2008 due primarily to lower sales from wireless communications applications. Net revenues in fiscal 2007 increased primarily due to strength from communications and industrial applications, particularly wireless infrastructure and industrial, scientific and medical applications.

Net revenues in Japan declined in fiscal 2008 due to broad-based weakness across all end market categories. The fiscal 2007 decline was primarily due to a weakened telecommunications infrastructure market during the year.

Gross Margin

(In millions)	2008	Change	2007	Change	2006
Gross margin	$1,154.4	3%	$1,124.1	5%	$1,069.1
Percentage of net revenues	62.7%		61.0%		61.9%

The increase in the gross margin percentage in fiscal 2008 from the comparable prior year period was driven primarily by product cost reductions and improved operational efficiency. This favorable impact was partially offset by the product mix effect of New Product growth year-over-year. New Products generally have lower gross margins than Mainstream and

Base Products in the early product life cycle due to higher unit costs resulting from lower yields. As a percentage of total net revenues, New Product sales increased by approximately 10% from fiscal 2007 to fiscal 2008.

The decline in the gross margin percentage in fiscal 2007 from the comparable prior year period was partially due to the effect of stock-based compensation expense of $10.3 million resulting from our adoption of SFAS 123(R) effective April 2, 2006. Stock-based compensation expense was zero for fiscal 2006. In addition, the impact of the production ramp of our 90-nm process and the significant growth in the New Products category also contributed to the decline of gross margin. New Products represented 23% of net revenues in fiscal 2007 compared to 12% of net revenues in the comparable prior year period.

Gross margin may be adversely affected in the future due to mix shifts, competitive-pricing pressure, manufacturing-yield issues and wafer pricing. We expect to mitigate these risks by continuing to improve yields on our New Products and by improving manufacturing efficiency with our suppliers.

Sales of inventory previously written off were not material during fiscal 2008, 2007 or 2006.

In order to compete effectively, we pass manufacturing cost reductions on to our customers in the form of reduced prices to the extent that we can maintain acceptable margins. Price erosion is common in the semiconductor industry, as advances in both product architecture and manufacturing process technology permit continual reductions in unit cost. We have historically been able to offset much of this revenue decline in our mature products with increased revenues from newer products.

Research and Development

(In millions)	2008	Change	2007	Change	2006
Research and development	$358.1	(8%)	$388.1	19%	$326.1
Percentage of net revenues	19%		21%		19%

R&D spending decreased $30.0 million or 8% during fiscal 2008 compared to the same period last year. The decrease was primarily due to reduced stock-based compensation expense and lower mask and wafer spending, coupled with lower cost related to our R&D center in India. R&D spending increased $62.0 million or 19% during fiscal 2007 compared to fiscal 2006. The increase was primarily related to stock-based compensation expense of $41.6 million resulting from our adoption of SFAS 123(R) effective April 2, 2006 and expenses related to investments in resources to support new product development, particularly in the area of DSP. Stock-based compensation expense was zero for fiscal 2006.

We plan to continue to selectively invest in R&D efforts in areas such as new products and more advanced process development, IP cores and the development of new design and layout software. We will also consider acquisitions to complement our strategy for technology leadership and engineering resources in critical areas.

Selling, General and Administrative

(In millions)	2008	Change	2007	Change	2006
Selling, general and administrative	$365.3	(3%)	$375.5	19%	$316.3
Percentage of net revenues	20%		20%		18%

SG&A expenses decreased 3% during fiscal 2008 compared to the same period last year. The decrease was attributable to lower stock-based compensation expense, reduced discretionary spending and lower sales commissions. The reductions in discretionary spending included consulting, travel and marketing expenses. SG&A expenses increased 19% during fiscal 2007 compared to fiscal 2006. This increase was attributable to stock-based compensation expense of $38.3 million resulting from our adoption of SFAS 123(R) effective April 2, 2006, expenses related to increased headcount, particularly in our sales organization, and legal related costs. Stock-based compensation expense was zero for fiscal 2006.

Amortization of Acquisition-Related Intangibles

(In millions)	2008	Change	2007	Change	2006
Amortization of acquisition-related intangibles	$6.8	(15%)	$8.0	15%	$7.0

Amortization expense was related to the intangible assets acquired from prior acquisitions. Amortization expense for these intangible assets decreased for fiscal 2008 from the same period last year, due to the complete amortization of certain intangible assets in fiscal 2007. Amortization expense for these intangible assets increased for fiscal 2007 from fiscal 2006 due to the acquisition of AccelChip in January 2006.

We expect amortization of acquisition-related intangibles to be approximately $5.3 million for fiscal 2009 compared with $6.8 million for fiscal 2008.

Litigation Settlements and Contingencies

On November 27, 2006, the Company settled a patent infringement lawsuit under which the Company agreed to pay $6.5 million. The plaintiff agreed to dismiss the patent infringement lawsuit with prejudice, granted a patent license to the Company and executed an agreement not to sue the Company under any patent owned or controlled by the plaintiff for ten years. As a result of the settlement agreement, we recorded a current period charge of $2.5 million during the third quarter of fiscal 2007. The remaining balance of $4.0 million represented the value of the prepaid patent license granted as part of the settlement. This balance is being amortized over the patent's remaining useful life.

In the second quarter of fiscal 2006, the Company accrued an additional $3.2 million that represented the settlement payment for litigation related to an agreement with a sales representative. The Company accrued amounts that represented anticipated payments for liability for legal contingencies under the provisions of SFAS No. 5, "Accounting for Contingencies."

Stock-Based Compensation

(In millions)	2008	Change	2007	Change	2006
Stock-based compensation included in:					
Cost of revenues	$ 7.6	(26%)	$10.4	—	$ —
Research and development	31.4	(24%)	41.6	—	—
Selling, general and administrative	27.4	(29%)	38.3	—	—
Stock-based compensation related to prior years	—	—	2.2	—	—
	$66.4	(28%)	$92.5	—	$ —

We adopted SFAS 123(R) under the modified prospective transition method, effective beginning in fiscal 2007. Prior to the adoption of SFAS 123(R), we accounted for stock-based compensation under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations, using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. The 28% decrease in stock-based compensation expense for fiscal 2008 was due to a decrease in the number of shares granted, declining weighted-average fair values of stock awards vesting and lower expense related to a methodology change from accelerated to straight-line amortization in connection with the adoption of SFAS 123(R). Total stock-based compensation expense during fiscal 2007 related to the adoption of SFAS 123(R) was $90.3 million, excluding one-time expense of $2.2 million relating to prior years under the provisions of APB 25.

In June 2006, stockholder derivative complaints were filed against the Company concerning the Company's historical option-granting practices and the SEC initiated an informal inquiry on the matter. An investigation of the Company's historical stock option-granting practices was conducted by outside counsel and no evidence of fraud, management misconduct or manipulation in the timing or exercise price of stock option grants was found. The investigation determined that in nearly all cases, stock options were issued as of pre-set dates; however, there were some minor differences between the recorded grant dates and measurement dates for certain grants made between 1997 and 2006. As a result, a $2.2 million charge was taken to the Company's earnings for the first quarter of fiscal 2007. Subsequently the SEC informal inquiry was terminated and no enforcement action was recommended and the stockholder derivative complaints were dismissed.

The income tax effect of the charge resulted in a benefit of $650 thousand, which was recorded to income tax expense. The Company assessed the implications of applicable income tax rules that may affect the Company. The tax benefit recorded is net of such potential costs.

Write-Off of Acquired In-Process Research and Development

In connection with the acquisition of AccelChip in January 2006, $4.5 million of in-process R&D costs were written off. The projects identified as in-process would have required additional effort in order to establish technological feasibility. These projects had identifiable technological risk factors indicating that successful completion, although expected, was not assured. If an identified project is not successfully completed, there is no alternative future use for the project, therefore, the expected future income will not be realized. The acquired in-process R&D represented the fair value of technologies in the development stage that had not yet reached technological feasibility and did not have alternative future uses.

The acquired in-process R&D components consist of algorithmic synthesis software and IP libraries for high-performance DSP design in FPGAs. We plan to sell these products to new and existing Xilinx customers and over time integrate them with our existing DSP software products. These projects were approximately 45% complete at the time of acquisition and we expected to complete all of the development projects by the end of fiscal 2009 with an estimated cost to complete of $3.5 million. As of March 29, 2008, these projects were approximately 85% complete and we still expect to complete all of the development projects by the end of fiscal 2009 with a remaining estimated cost to complete of $1.0 million.

To determine the value of AccelChip's in-process R&D, the expected future cash flow attributable to the in-process technology was discounted, taking into account the percentage of completion, utilization of pre-existing "core" technology, risks related to the characteristics and applications of the technology, existing and future markets, and technological risk associated with completing the development of the technology. We expensed these non-recurring charges in the period of acquisition. See Note 17 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Impairment Loss on Investments

(In millions)	2008	Change	2007	Change	2006
Impairment loss on investments	$2.9	46%	$2.0	38%	$1.4

The impairment losses on investments were related to non-marketable equity securities in private companies. These impairment losses resulted primarily from weak financial conditions of certain investees, certain investees diluting Xilinx's investment through the receipt of additional rounds of investment at a lower per share price or from the liquidation of certain investees.

Interest and Other, Net

(In millions)	2008	Change	2007	Change	2006
Interest and other, net	$52.7	(38%)	$85.3	86%	$46.0
Percentage of net revenues	3%		5%		3%

The decrease in interest and other, net in fiscal 2008 over the prior year was due to the interest expense ($32.0 million) related to the debentures issued in the fourth quarter of fiscal 2007 as well as a loss of approximately $4.7 million from the sale of the Company's remaining UMC investment in the fourth quarter of fiscal 2008. These decreases were partially offset by an increase in interest income of $13.6 million in fiscal 2008 over the prior year due to higher yields resulting from investing in taxable securities and a larger investment portfolio. The increase in interest and other, net in fiscal 2007 over the prior year was due to higher yields from our investments, resulting from an increase in interest rates, and contributing to an increase of $23.6 million in interest income. The increase was also attributable to an increase of approximately $4.2 million in dividend income from the UMC investment compared to the prior year and a gain of approximately $7.0 million from the sale of a portion of the Company's UMC investment which was partially offset by portfolio capital losses. The increase in fiscal 2007 was also offset by interest expense related to the debentures of $2.2 million for fiscal 2007. During fiscal 2007, we began liquidating our investments with low interest rate yields (e.g., tax-exempt municipal bonds) and investing in taxable securities such as floating rate notes, which had a higher rate of return than the tax-exempt municipal bonds. See Note 10 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Provision for Income Taxes

(In millions)	2008	Change	2007	Change	2006
Provision for income taxes	$100.0	24%	$80.5	(21)%	$102.5
Percentage of net revenues	5%		4%		6%
Effective tax rate	21%		19%		22%

The effective tax rates in all years reflected the favorable impact of foreign income at statutory rates less than the United States rate and tax credits earned.

The increase in the effective tax rate in fiscal 2008, when compared with fiscal 2007, was primarily due to items unique to fiscal 2007 reducing the rates for the prior year period. The decrease in the effective tax rate in fiscal 2007 from fiscal 2006 was related to an increase in the amount of R&D tax credits recognized and an increase in the proportion of net income earned in lower tax jurisdictions. The Company also benefited from a decrease in tax reserves in fiscal 2007 due to expiration of the federal statute of limitations for fiscal 2003. These benefits were partially offset by non-deductible stock-based compensation resulting from the adoption of SFAS 123(R).

The IRS examined the Company's tax returns for fiscal 1996 through 2001. All issues have been settled with the exception of issues related to Xilinx U.S.'s cost sharing arrangement with Xilinx Ireland. On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement. Accordingly, there are no additional taxes, penalties or interest due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Ninth Circuit Court of Appeals. The Company is opposing this appeal as it believes that the Tax Court decided the case correctly. The Company and the IRS presented oral arguments to a three-judge panel of the Appeals Court on March 12, 2008. See Item 3. "Legal Proceedings" and Note 14 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Financial Condition, Liquidity and Capital Resources

We have historically used a combination of cash flows from operations and equity and debt financing to support ongoing business activities, acquire or invest in critical or complementary technologies, purchase facilities and capital equipment, repurchase our common stock under our stock repurchase program, pay dividends and finance working capital. Additionally, our investments in debt securities are available for future sale.

Fiscal 2008 Compared to Fiscal 2007

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments at March 29, 2008 and March 31, 2007 totaled $1.86 billion and $1.81 billion, respectively. As of March 29, 2008, we had cash, cash equivalents and short-term investments of $1.30 billion and working capital of $1.48 billion. Cash provided by operations of $581.0 million for fiscal 2008 was $29.4 million higher than the $551.6 million generated during fiscal 2007. Cash provided by operations during fiscal 2008 resulted primarily from net income as adjusted for non-cash related items, decreases in inventories and prepaid expenses and increases in income taxes payable and deferred income on shipments to distributors which were partially offset by an increase in accounts receivable.

The decrease in prepaid expenses in fiscal 2008 was primarily related to the utilization of the advance wafer purchase payment paid to Toshiba. In October 2004, we entered into an advanced purchase agreement with Toshiba under which the Company paid Toshiba a total of $100.0 million for advance payment of silicon wafers produced under the agreement, which expired in December 2006 and has since been extended until December 2008. The entire advance payment of $100.0 million is being reduced by future wafer purchases from Toshiba. At March 29, 2008, the unused balance of the advance payment remaining was $4.5 million.

Net cash provided by investing activities was $192.0 million during fiscal 2008, as compared to net cash used in investing activities of $283.8 million in fiscal 2007. Net cash provided by investing activities during fiscal 2008 consisted of $232.2 million of net proceeds from the sale and maturity of available-for-sale securities, including $47.1 million of net proceeds from the sale of the remaining UMC investment, and a distribution from UMC of $10.7 million. These items were partially offset by $45.6 million for purchases of property, plant and equipment (see further discussion below) and $5.3 million of other investing activities.

Net cash used in financing activities was $541.9 million in fiscal 2008, as compared to $415.3 million in fiscal 2007. Net cash used in financing activities during fiscal 2008 consisted of $550.0 million for the repurchase of common stock and $140.0 million for dividend payments to stockholders. These items were partially offset by $125.6 million of proceeds from the issuance of common stock under employee stock plans and $22.5 million for excess tax benefits from stock-based compensation.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments increased 37% from $182.3 million at the end of fiscal 2007 to $249.1 million at the end of fiscal 2008. Days sales outstanding increased to 49 days at March 29, 2008 from 36 days at March 31, 2007. The increases were primarily attributable to the timing of payments from customers, credit issuance and the timing of shipments during the fourth quarter of fiscal 2008.

Inventories

Inventories decreased from $174.6 million at March 31, 2007 to $130.3 million at March 29, 2008. The combined inventory days at Xilinx and distribution channel decreased to 94 days at March 29, 2008, compared to 112 days at March 31, 2007. The decreases were primarily due to improved forecasting accuracy and fewer inventory mix issues.

We attempt to maintain sufficient levels of inventory in various product, package and speed configurations in order to keep lead times short and to meet forecasted customer demand. Conversely, we also attempt to minimize the handling costs associated with maintaining higher inventory levels and to fully realize the opportunities for cost reductions associated with architecture and manufacturing process advancements. We continually strive to balance these two objectives to provide excellent customer response at a competitive cost.

Property, Plant and Equipment

During fiscal 2008, we invested $45.6 million in property, plant and equipment compared to $110.8 million in fiscal 2007. Primary investments in fiscal 2008 were for computer equipment, software, test equipment, and building and leasehold improvements. The decrease in fiscal 2008 was primarily attributable to the accumulated construction costs incurred in fiscal 2007 in connection with our Asia Pacific regional headquarters building in Singapore, which was completed in June 2007, and the purchase in February 2007 of a parcel of land for $28.6 million near our headquarters in San Jose for future potential growth purposes, neither of which was repeated in fiscal 2008. We do not intend to build on the land at this time. We expect that property, plant and equipment expenditures will decrease in the future due to expense controls.

Current Liabilities

Current liabilities increased from $303.4 million at the end of fiscal 2007 to $340.7 million at the end of fiscal 2008. The increase was primarily due to the increases in deferred income on shipments to distributors and accrued payroll and related liabilities, which were partially offset by the decrease in accounts payable. The increase in deferred income on shipments to distributors was due to an increase in distributor inventories at March 29, 2008 compared to the prior year.

Stockholders' Equity

Stockholders' equity decreased $100.9 million during fiscal 2008, from $1.77 billion in fiscal 2007 to $1.67 billion in fiscal 2008. The decrease in stockholder's equity was attributable to the repurchase of common stock of $550.0 million, the payment of dividends to stockholders of $140.0 million and unrealized losses on available-for-sale securities, net of deferred tax benefits, of $1.8 million. The decreases were partially offset by net income of $374.0 million for fiscal 2008, the issuance of common stock under employee stock plans of $124.7 million, stock-based compensation related amounts totaling $65.8 million, the related tax benefits associated with stock option exercises and the Employee Stock Purchase Plan of $15.8 million, the effect of the adoption of FIN 48 totaling $6.5 million, cumulative translation adjustment of $3.1 million and hedging transaction gains totaling $1.0 million.

Fiscal 2007 Compared to Fiscal 2006

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments at March 31, 2007 and April 1, 2006 was $1.81 billion and $1.60 billion, respectively. As of March 31, 2007, we had cash, cash equivalents and short-term investments of $1.14 billion and working capital of $1.40 billion. Cash provided by operations of $551.6 million for fiscal 2007 was $62.2 million higher than the $489.4 million generated during fiscal 2006. Cash provided by operations for fiscal 2007 resulted primarily from net income as adjusted for non-cash related items, decreases in accounts receivable, inventories and prepaid expenses and an increase in income taxes payable (net of reclassifications), which were partially offset by increases in deferred income taxes and other assets, and decreases in accrued liabilities and deferred income on shipments to distributors.

The decrease in prepaid expenses in fiscal 2007 was primarily related to the utilization of the advance wafer purchase payment paid to Toshiba. In October 2004, we entered into an advanced purchase agreement with Toshiba under which the Company paid Toshiba a total of $100.0 million for advance payment of silicon wafers produced under the agreement, which expired in December 2006 and has since been extended until December 2008. The entire advance payment of $100.0 million is being reduced by future wafer purchases from Toshiba. At March 31, 2007, the unused balance of the advance payment remaining was $40.0 million.

Net cash used in investing activities was $283.8 million during fiscal 2007, as compared to net cash provided by investing activities of $242.4 million in fiscal 2006. Net cash used in investing activities during fiscal 2007 consisted of $171.4 million of net purchases of available-for-sale securities, $110.8 million for purchases of property, plant and equipment (see further discussion below) and $1.6 million of other investing activities. The net purchases of available-for-sale securities during fiscal 2007 were primarily due to the portfolio mix of our short- and long-term security investments.

Net cash used in financing activities was $415.3 million in fiscal 2007, as compared to $397.8 million in fiscal 2006. Net cash used in financing activities during fiscal 2007 consisted of $1.43 billion for the repurchase of common stock and $120.8 million for dividend payments to stockholders. These items were primarily offset by $980.0 million of net proceeds from the issuance of the debentures and $128.1 million of proceeds from the issuance of common stock under employee stock plans.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments decreased 6% from $194.2 million at the end of fiscal 2006 to $182.3 million at the end of fiscal 2007. Days sales outstanding decreased to 36 days at March 31, 2007 from 41 days at April 1, 2006. The decreases were primarily attributable to strong collections during fiscal 2007 that were partially offset by increased shipments.

Inventories

Inventories decreased from $201.0 million at April 1, 2006 to $174.6 million at March 31, 2007. The combined inventory days at Xilinx and distribution channel decreased to 112 days at March 31, 2007, compared to 145 days at April 1, 2006. The decreases were primarily due to improved production yields (which lower our per-unit inventory costs), inventory mix and greater visibility to our customers' forecast and production requirements.

Property, Plant and Equipment

During fiscal 2007, we invested $110.8 million in property, plant and equipment compared to $67.0 million in fiscal 2006. Primary investments in fiscal 2007 were for computer equipment, IT equipment, test equipment, building and leasehold improvements, and land. The increase in fiscal 2007 was also attributable to the accumulated construction costs of the building in Singapore, which was completed in June 2007, and our purchase in February 2007 of a parcel of land for $28.6 million near our headquarters in San Jose for future potential growth purposes.

Current Liabilities

Current liabilities decreased from $345.0 million at the end of fiscal 2006 to $303.4 million at the end of fiscal 2007. The decrease was primarily due to the decreases in deferred income on shipments to distributors and other accrued liabilities, which were partially offset by the increases in accounts payable and accrued payroll and related liabilities. The decrease in deferred income on shipments to distributors was due to lower inventory in the distributor channel as distributors attempted to adjust their inventory level to align with end-customer demand and to reduce inventory carrying costs.

Stockholders' Equity

Stockholders' equity decreased $956.1 million during fiscal 2007, from $2.73 billion in fiscal 2006 to $1.77 billion in fiscal 2007. The decrease in stockholder's equity was a result of the $1.43 billion repurchase of our common stock, $120.8 million of dividend payments to stockholders and $12.2 million decrease in other comprehensive income primarily due to a decrease in the fair market value of the UMC investment. The decrease was partially offset by net income of $350.7 million for fiscal 2007, the proceeds from issuance of common stock under employee stock plans of $125.8 million and the effect of stock-based compensation expense and associated tax benefits of $130.4 million.

Liquidity and Capital Resources

Cash generated from operations is used as our primary source of liquidity and capital resources. Our investment portfolio is also available for future cash requirements as is our $250.0 million revolving credit facility entered into in April 2007. There have been no borrowings to date under our existing revolving credit facility. We also have a shelf registration on file with the SEC pursuant to which we may offer an indeterminate amount of debt, equity and other securities.

We used $550.0 million of cash to repurchase 23.5 million shares of our common stock in fiscal 2008 compared with $1.43 billion used to repurchase 55.2 million shares in fiscal 2007. In the fourth quarter of fiscal 2007, we received net proceeds of $980.0 million from the issuance of convertible debentures. As part of the $1.43 billion of stock repurchases in fiscal

2007, $930.0 million of the net proceeds from the debentures was used to repurchase 34.6 million shares of our common stock. During fiscal 2008, we paid $140.0 million in cash dividends to stockholders, representing an aggregate amount of $0.48 per common share. During fiscal 2007, we paid $120.8 million in cash dividends to stockholders, representing an aggregate amount of $0.36 per common share. On February 25, 2008, our Board of Directors declared an increase in the dividend rate on our common stock from $0.12 to $0.14 per common share for the first quarter of fiscal 2009. The dividend is payable on May 28, 2008. Our stock repurchase program and dividend policy could be impacted by, among other items, our views on potential future capital requirements relating to R&D, investments and acquisitions, legal risks, principal and interest payments on our debentures and other strategic investments.

We anticipate that existing sources of liquidity and cash flows from operations will be sufficient to satisfy our cash needs for the foreseeable future. However, the risk factors discussed in Item 1A included in Part I and below could affect our cash positions adversely. In addition, as a result of recent adverse conditions in the global credit markets, certain types of investments such as asset-backed securities may present risks arising from liquidity and/or credit concerns. In the event these investments become illiquid, the Company does not expect this will materially affect its liquidity and capital resources or results of operations. We will continue to evaluate opportunities for investments to obtain additional wafer capacity, procurement of additional capital equipment and facilities, development of new products, and potential acquisitions of technologies or businesses that could complement our business.

Contractual Obligations

The following table summarizes our significant contractual obligations at March 29, 2008 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities at March 29, 2008.

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In millions)		
Operating lease obligations (1)	$ 31.3	$ 10.3	$14.2	$ 3.4	$ 3.4
Inventory and other purchase obligations (2)	74.3	74.3	—	—	—
Electronic design automation software licenses (3)	21.5	12.9	8.6	—	—
Intellectual property license rights obligations (4)	20.0	—	—	—	20.0
3.125% convertible debentures – principal and interest (5)	1,905.0	31.3	62.5	62.5	1,748.7
Total	$ 2,052.1	$128.8	$85.3	$65.9	$1,772.1

(1) We lease some of our facilities, office buildings and land under non-cancelable operating leases that expire at various dates through November 2035. Rent expense, net of rental income, under all operating leases was approximately $8.2 million for fiscal 2008. See Note 8 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about operating leases.

(2) Due to the nature of our business, we depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and some test services. The lengthy subcontractor lead times require us to order the materials and services in advance, and we are obligated to pay for the materials and services when completed. We expect to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications.

(3) As of March 29, 2008, the Company had $21.5 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through September 2011.

(4) In the fourth quarter of fiscal 2005, the Company committed up to $20.0 million to acquire, in the future, rights to intellectual property until July 2023. License payments will be amortized over the useful life of the intellectual property acquired.

(5) In March 2007, the Company issued $1.00 billion principal amount of 3.125% debentures due March 15, 2037. The debentures require payment of interest at an annual rate of 3.125% payable semiannually on March 15 and September 15 of each year, beginning September 15, 2007. See Note 12 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our debentures.

Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our unrecognized tax benefits at March 29, 2008, we are unable to reliably estimate the timing of cash settlement with the respective taxing authority. Therefore, $39.1 million of unrecognized tax benefits classified as long-term income taxes payable in the accompanying consolidated balance sheet as of March 29, 2008, have been excluded from the contractual obligations table above.

Off-Balance-Sheet Arrangements

As of March 29, 2008, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value in accordance with generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies to other pronouncements that require or permit fair value measurements; it does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal 2009 for Xilinx), and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 for financial assets and financial liabilities to have a material effect on its financial condition and results of operations. Additionally, in February 2008, the FASB issued FSP No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP No. 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 removes leasing from the scope of SFAS 157 and FSP 157-2 delays the effective date of SFAS 157 from fiscal 2009 to fiscal 2010 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact that SFAS 157 will have on its financial condition and results of operations when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of fiscal 2010.

See Note 2 to our consolidated financial statements, included in Item 8, "Financial Statements and Supplementary Data," for additional information about other recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio, which consists of fixed income securities with a fair value of approximately $1.50 billion at March 29, 2008. Our primary aim with our investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. The portfolio includes municipal bonds, floating rate notes, mortgage-backed securities, asset-backed securities, bank certificates of deposit, commercial paper, corporate bonds, auction rate securities and U.S. and foreign government and agency securities. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer based upon the issuer's credit rating. These securities are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 100 basis-point (one percentage point) increase or decrease in interest rates compared to rates at March 29, 2008 and March 31, 2007 would have affected the fair value of our investment portfolio by less than $9.0 million and $8.0 million, respectively.

Credit Market Risk

Since September 2007, the global credit markets have experienced adverse conditions due to the increased concerns related to the U.S. sub-prime mortgage market that have spread to other sectors of the U.S. economy. This has negatively impacted the values of various types of investment and non-investment grade securities. As a result of these recent adverse conditions in the global credit markets, there is a risk that the Company may incur other-than-temporary impairment charges for certain types of investments such as asset-backed securities should the credit markets experience further deterioration. Please see Note 5 to our consolidated financial statements, included in Item 8, "Financial Statements and Supplementary Data," for additional information about our investments.

Foreign Currency Exchange Risk

Sales to all direct OEMs and distributors are denominated in U.S. dollars.

Gains and losses on foreign currency forward contracts that are designated as hedges of anticipated transactions, for which a firm commitment has been attained and the hedged relationship has been effective, are deferred and included in the basis of the transaction in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred.

We enter into forward currency exchange contracts to hedge our overseas operating expenses and other liabilities when deemed appropriate. As of March 29, 2008 and March 31, 2007, we had the following outstanding forward currency exchange contracts:

(In thousands and U.S. dollars)	March 29, 2008	March 31, 2007
Euro	$18,616	$ —
Singapore dollar	11,938	16,902
Japanese Yen	5,364	4,309
British Pound	3,022	—
	$38,940	$21,211

The net unrealized gain or loss, which approximates the fair market value of the above contracts, was immaterial at March 29, 2008 and March 31, 2007. The contracts expire at various dates between April and June 2008.

Our investments in several of our wholly-owned subsidiaries are recorded in currencies other than the U.S. dollar. As the financial statements of these subsidiaries are translated at each quarter end during consolidation, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations are recorded within stockholders' equity as a component of accumulated other comprehensive income. Other foreign-denominated assets and liabilities are revalued on a monthly basis with gains and losses on revaluation reflected in net income. A hypothetical 10% favorable or unfavorable change in foreign currency exchange rates at March 29, 2008 and March 31, 2007 would have affected the annualized foreign-currency denominated operating expenses of our foreign subsidiaries by less than $15.0 million and $14.0 million, respectively. In addition, a hypothetical 10% favorable or unfavorable change in foreign currency exchange rates compared to rates at March 29, 2008 and March 31, 2007 would have affected the value of foreign-currency denominated cash and investments by less than $6.0 million and $4.0 million, respectively.

XILINX, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended		
(In thousands, except per share amounts)	March 29, 2008(1)	March 31, 2007(1)	April 1, 2006
Net revenues	$1,841,372	$1,842,739	$1,726,250
Cost of revenues	686,988	718,643	657,119
Gross margin	1,154,384	1,124,096	1,069,131
Operating expenses:			
Research and development	358,063	388,101	326,126
Selling, general and administrative	365,325	375,510	316,302
Amortization of acquisition-related intangibles	6,802	8,009	6,976
Litigation settlements and contingencies	—	2,500	3,165
Stock-based compensation related to prior years	—	2,209	—
Write-off of acquired in-process research and development	—	—	4,500
Total operating expenses	730,190	776,329	657,069
Operating income	424,194	347,767	412,062
Impairment loss on investments	(2,850)	(1,950)	(1,418)
Interest and other, net	52,750	85,329	45,958
Income before income taxes	474,094	431,146	456,602
Provision for income taxes	100,047	80,474	102,453
Net income	$ 374,047	$ 350,672	$ 354,149
Net income per common share:			
Basic	$ 1.27	$ 1.04	$ 1.01
Diluted	$ 1.25	$ 1.02	$ 1.00
Shares used in per share calculations:			
Basic	295,050	337,920	349,026
Diluted	298,636	343,636	355,065

(1) Cost of revenues and operating expenses for fiscal 2008 and 2007 include stock-based compensation expenses. See Notes 2 and 3 for additional information.

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)	March 29, 2008	March 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 866,995	$ 635,879
Short-term investments	429,440	502,036
Accounts receivable, net of allowances for doubtful accounts and customer returns of $3,634 and $3,737 in 2008 and 2007, respectively	249,147	182,295
Inventories	130,250	174,572
Deferred tax assets	106,842	100,344
Prepaid expenses and other current assets	37,522	104,976
Total current assets	1,820,196	1,700,102
Property, plant and equipment, at cost:		
Land	94,184	94,187
Buildings	288,338	281,334
Machinery and equipment	357,103	337,037
Furniture and fixtures	49,821	47,639
	789,446	760,197
Accumulated depreciation and amortization	(385,016)	(347,161)
Net property, plant and equipment	404,430	413,036
Long-term investments	564,269	675,713
Investment in United Microelectronics Corporation	—	67,050
Goodwill	117,955	117,955
Acquisition-related intangibles, net	7,825	14,626
Other assets	222,432	190,873
Total Assets	$3,137,107	$3,179,355
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 59,402	$ 78,912
Accrued payroll and related liabilities	100,730	83,949
Income taxes payable	39,258	24,210
Deferred income on shipments to distributors	111,678	89,052
Other accrued liabilities	29,598	27,246
Total current liabilities	340,666	303,369
Convertible debentures	999,851	999,597
Deferred tax liabilities	84,486	102,329
Long-term income taxes payable	39,122	—
Other long-term liabilities	1,159	1,320
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 2,000,000 shares authorized; 280,519 and 295,902 shares issued and outstanding in 2008 and 2007, respectively	2,805	2,959
Additional paid-in capital	858,172	849,888
Retained earnings	805,042	916,292
Accumulated other comprehensive income	5,804	3,601
Total stockholders' equity	1,671,823	1,772,740
Total Liabilities and Stockholders' Equity	$3,137,107	$3,179,355

See notes to consolidated financial statements.

XILINX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended March 29, 2008	March 31, 2007	April 1, 2006
Cash flows from operating activities:			
Net income	$ 374,047	$ 350,672	$ 354,149
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	54,199	55,998	53,326
Amortization	17,756	17,926	16,223
Stock-based compensation	66,427	90,292	—
Stock-based compensation related to prior years	—	2,209	—
Net (gain) loss on sale of available-for-sale securities	5,139	(814)	4,981
Impairment loss on investments	2,850	1,950	1,418
Convertible debt derivatives – revaluation and amortization	254	(403)	—
Write-off of acquired in-process research and development	—	—	4,500
Noncash compensation expense	—	—	735
Provision for deferred income taxes	669	7,091	26,032
Tax benefit from exercise of stock options	15,794	35,765	40,596
Excess tax benefit from stock-based compensation	(22,459)	(27,413)	—
Changes in assets and liabilities, net of effects from acquisition of business:			
Accounts receivable, net	(66,853)	11,911	19,380
Inventories	43,647	28,617	(15,307)
Deferred income taxes	(891)	3,532	(1,891)
Prepaid expenses and other current assets	35,160	35,652	(34,897)
Other assets	4,404	(15,636)	(29,910)
Accounts payable	(19,509)	7,908	7,811
Accrued liabilities	19,276	(10,939)	18,917
Income taxes payable	28,464	(5,244)	(687)
Deferred income on shipments to distributors	22,626	(37,506)	24,047
Net cash provided by operating activities	581,000	551,568	489,423
Cash flows from investing activities:			
Purchases of available-for-sale securities	(2,147,828)	(1,864,582)	(1,459,248)
Proceeds from sale and maturity of available-for-sale securities	2,380,055	1,693,152	1,812,580
Distribution from United Microelectronics Corporation	10,693	—	—
Purchases of property, plant and equipment	(45,593)	(110,777)	(67,040)
Acquisition of business, net of cash acquired	—	—	(19,476)
Other investing activities	(5,308)	(1,564)	(24,436)
Net cash provided by (used in) investing activities	192,019	(283,771)	242,380
Cash flows from financing activities:			
Repurchases of common stock	(550,000)	(1,430,000)	(401,584)
Proceeds from issuance of common stock through various stock plans	125,612	128,136	100,949
Proceeds from issuance of convertible debentures, net of issuance costs	—	980,000	—
Payment of dividends to stockholders	(139,974)	(120,833)	(97,190)
Excess tax benefit from stock-based compensation	22,459	27,413	—
Net cash used in financing activities	(541,903)	(415,284)	(397,825)
Net increase (decrease) in cash and cash equivalents	231,116	(147,487)	333,978
Cash and cash equivalents at beginning of year	635,879	783,366	449,388
Cash and cash equivalents at end of year	$ 866,995	$ 635,879	$ 783,366
Supplemental schedule of non-cash activities:			
Accrual of affordable housing credit investments	$ —	$ —	$ 19,357
Supplemental disclosure of cash flow information:			
Interest paid	$ 32,118	$ —	$ —
Income taxes paid, net of refunds	$ 56,012	$ 39,330	$ 37,159

See notes to consolidated financial statements.

XILINX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Outstanding Shares	Common Stock Outstanding Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at April 2, 2005	350,161	$3,502	$906,929	$1,762,873	$ —	$ 204	$2,673,508
Components of comprehensive income:							
Net income	—	—	—	354,149	—	—	354,149
Change in net unrealized gain on available-for-sale securities, net of taxes of $10,540	—	—	—	—	—	17,179	17,179
Change in net unrealized gain on hedging transactions, net of taxes	—	—	—	—	—	118	118
Cumulative translation adjustment	—	—	—	—	—	(1,692)	(1,692)
Total comprehensive income							369,754
Issuance of common shares and treasury stock under employee stock plans	7,437	74	46,321	(13,009)	70,690	—	104,076
Reclassification of losses from reissuance of treasury stock	—	—	502,552	(502,552)	—	—	—
Repurchase and retirement of common stock	(15,011)	(150)	(159,429)	(169,741)	(70,690)	—	(400,010)
Noncash compensation expense	31	—	735	—	—	—	735
Cash dividends declared ($0.28 per common share)	—	—	—	(97,190)	—	—	(97,190)
Reversal of reserve for cost sharing as a result of Tax Court decision	—	—	44,713	—	—	—	44,713
Tax reconciliation and reclassification adjustments	—	—	(7,297)	—	—	—	(7,297)
Tax benefit from exercise of stock options	—	—	40,596	—	—	—	40,596
Balance at April 1, 2006	342,618	3,426	1,375,120	1,334,530	—	15,809	2,728,885
Components of comprehensive income:							
Net income	—	—	—	350,672	—	—	350,672
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $8,267	—	—	—	—	—	(13,520)	(13,520)
Change in net unrealized loss on hedging transactions, net of taxes	—	—	—	—	—	(105)	(105)
Cumulative translation adjustment	—	—	—	—	—	1,417	1,417
Total comprehensive income							338,464
Issuance of common shares under employee stock plans	8,505	85	125,712	—	—	—	125,797
Repurchase and retirement of common stock	(55,221)	(552)	(781,371)	(648,077)	—	—	(1,430,000)
Stock-based compensation expense	—	—	90,292	—	—	—	90,292
Stock-based compensation capitalized in inventory	—	—	2,161	—	—	—	2,161
Stock-based compensation related to prior years	—	—	2,209	—	—	—	2,209
Cash dividends declared ($0.36 per common share)	—	—	—	(120,833)	—	—	(120,833)
Tax benefit from exercise of stock options	—	—	35,765	—	—	—	35,765
Balance at March 31, 2007	295,902	2,959	849,888	916,292	—	3,601	1,772,740
Components of comprehensive income:							
Net income	—	—	—	374,047	—	—	374,047
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $1,168	—	—	—	—	—	(1,863)	(1,863)
Change in net unrealized gain on hedging transactions, net of taxes	—	—	—	—	—	1,014	1,014
Cumulative translation adjustment	—	—	—	—	—	3,052	3,052
Total comprehensive income							376,250
Issuance of common shares under employee stock plans	8,125	80	124,660	—	—	—	124,740
Repurchase and retirement of common stock	(23,508)	(234)	(198,946)	(350,820)	—	—	(550,000)
Stock-based compensation expense	—	—	66,427	—	—	—	66,427
Stock-based compensation capitalized in inventory	—	—	(675)	—	—	—	(675)
Effect of adoption of FIN 48	—	—	1,024	5,497	—	—	6,521
Cash dividends declared ($0.48 per common share)	—	—	—	(139,974)	—	—	(139,974)
Tax benefit from exercise of stock options	—	—	15,794	—	—	—	15,794
Balance at March 29, 2008	280,519	$2,805	$ 858,172	$ 805,042	$ —	$ 5,804	$1,671,823

See notes to consolidated financial statements.

XILINX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Xilinx designs, develops and markets complete programmable logic solutions, including advanced integrated circuits, software design tools, predefined system functions delivered as intellectual property cores, design services, customer training, field engineering and technical support. The wafers used to manufacture its products are obtained primarily from independent wafer manufacturers located in Taiwan and Japan. The Company is dependent on these foundries to produce and deliver silicon wafers on a timely basis. The Company is also dependent on subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services. Xilinx is a global company with manufacturing and test facilities in the United States, Ireland and Singapore and sales offices throughout the world. The Company derives over one-half of its revenues from international sales, primarily in Europe, Japan and the Asia Pacific region.

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Xilinx and its wholly-owned subsidiaries after elimination of all intercompany transactions. The Company uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2008 was a 52-week year ended on March 29, 2008. Fiscal 2007 was a 52-week year ended on March 31, 2007. Fiscal 2006 was a 52-week year ended on April 1, 2006. Fiscal 2009 will be a 52-week year ending on March 28, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Such estimates relate to, among others, the useful lives of assets, assessment of recoverability of property, plant and equipment, intangible assets and goodwill, inventory write-downs, allowances for doubtful accounts and customer returns, potential reserves relating to litigation and tax matters, valuation of certain investments and derivative financial instruments as well as other accruals or reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities from the date of purchase of three months or less. These investments consist of commercial paper, bank certificates of deposit, money market funds and time deposits. Short-term investments consist of municipal bonds, corporate bonds, commercial paper, U.S. and foreign government and agency securities, floating rate notes, mortgage-backed securities, asset-backed securities and bank certificates of deposit with original maturities greater than three months and remaining maturities less than one year from the balance sheet date. Prior to March 29, 2008, short-term investments also included taxable and tax-advantaged auction rate securities. Long-term investments consist of U.S. and foreign government and agency securities, corporate bonds, mortgage-backed securities, asset-backed securities, floating rate notes and municipal bonds with remaining maturities greater than one year, unless the investments are specifically identified to fund current operations, in which case they are classified as short-term investments. As of March 29, 2008, long-term investments also included approximately $71.9 million of AAA-rated auction rate securities that experienced failed auctions in the fourth quarter of fiscal 2008. These auction rate securities are secured primarily by pools of student loans originated under FFELP that are guaranteed by the U. S. Department of Education. Equity investments are also classified as long-term investments since they are not intended to fund current operations.

The Company maintains its cash balances with various banks with high quality ratings, and investment banking and asset management institutions. The Company manages its liquidity risk by investing in a variety of money market funds, high-grade commercial paper, corporate bonds, municipal bonds and U.S. and foreign government and agency securities. This diversification of investments is consistent with its policy to maintain liquidity and ensure the ability to collect principal. The Company maintains an offshore investment portfolio denominated in U.S. dollars with investments in non-U.S. based issuers. All investments are made pursuant to corporate investment policy guidelines. Investments include Euro commercial paper, Euro dollar bonds, Euro dollar floating rate notes and offshore time deposits.

Management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation at each balance sheet date, although classification is not generally changed. Securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. No investments were classified as held-to-maturity at March 29, 2008 or March 31, 2007. Available-for-sale securities are carried at fair value with the unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income (loss) in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other, net. The fair values for marketable debt and equity securities are determined by independent pricing sources that value the securities based on quoted market prices and pricing models except for failed auction rate securities for which the Company determined their fair value at March 29, 2008 based on internal analyses. The cost of securities matured or sold is based on the specific identification method.

Xilinx adopted the provisions of FSP 115-1 on January 1, 2006. Beginning in the fourth quarter of fiscal 2006, the Company assessed other-than-temporary impairment of debt and equity securities in accordance with FSP 115-1. In determining whether a decline in value of non-marketable equity investments in private companies is other-than-temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Accounts Receivable

The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on the aging of Xilinx's accounts receivable, historical experience, known troubled accounts, management judgment and other currently available evidence. Xilinx writes off accounts receivable against the allowance when Xilinx determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method), or market (estimated net realizable value) and are comprised of the following:

(In thousands)	March 29, 2008	March 31, 2007
Raw materials	$ 13,771	$ 28,138
Work-in-process	76,870	109,653
Finished goods	39,609	36,781
	$130,250	$174,572

The Company reviews and sets standard costs quarterly to approximate current actual manufacturing costs. The Company's manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, the Company writes down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets of three to five years for machinery, equipment, furniture and fixtures and 15 to 30 years for buildings. Depreciation expense totaled $54.2 million, $56.0 million and $53.3 million for fiscal 2008, 2007 and 2006, respectively.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

The Company evaluates the carrying value of long-lived assets and certain identifiable intangible assets to be held and used for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, the Company estimates future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. When assets are removed from operations and held for sale, Xilinx estimates impairment losses as the excess of the carrying value of the assets over their fair value.

Goodwill

As required by SFAS 142, goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, using a fair-value-based approach. All other intangible assets are amortized over their estimated useful lives and assessed for impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based on the impairment review performed during the fourth quarter of fiscal 2008, there was no impairment of goodwill in fiscal 2008. Unless there are indicators of impairment, the Company's next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2009. To date, no impairment indicators have been identified.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributors' end customers. For fiscal 2008, approximately 83% of Xilinx's net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. The Company maintains system controls to validate distributor data and to verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point Xilinx has a legally enforceable right to collection under normal payment terms.

Revenue from sales to Xilinx's direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no formal acceptance provisions with Xilinx's direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from support products, which includes software and services sales, was less than 7% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's Ireland and Singapore subsidiaries. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars, and the resulting gains or losses are included in the consolidated statements of income under interest and other, net. The remeasurement gains or losses were immaterial for fiscal 2008, 2007 and 2006.

The local currency is the functional currency for each of the Company's other wholly-owned foreign subsidiaries. Assets and liabilities are translated from foreign currencies into U.S. dollars at month-end exchange rates and statements of income are translated at the average monthly exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities (i.e., cumulative translation adjustment) are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Financial Instruments

To reduce financial risk, the Company periodically enters into financial arrangements as part of the Company's ongoing asset and liability management activities. Xilinx uses derivative financial instruments to hedge fair values of underlying assets and liabilities or future cash flows which are exposed to foreign currency, equity and interest rate fluctuations. The

Company does not enter into derivative financial instruments for trading or speculative purposes. As of March 29, 2008 and March 31, 2007, the Company had the following outstanding forward currency exchange contracts:

(In thousands and U.S. dollars)	March 29, 2008	March 31, 2007
Euro	$18,616	$ —
Singapore dollar	11,938	16,902
Japanese Yen	5,364	4,309
British Pound	3,022	—
	$38,940	$21,211

The net unrealized gain or loss, which approximates the fair market value of the above contracts, was immaterial at March 29, 2008 and March 31, 2007. The contracts expire at various dates between April and June 2008.

The $1.00 billion debentures include provisions which qualify as embedded derivatives. Please see Note 12 below for detailed discussion about the embedded derivatives. The embedded derivatives were separated from the debentures and their fair value was established at the inception of the debentures. Any subsequent change in fair value of the embedded derivatives would be recorded in the Company's consolidated statement of income. The fair value of the embedded derivatives at inception of the debentures was $2.5 million and it changed to $2.3 million and $2.1 million at March 29, 2008 and March 31, 2007, respectively. The change in the fair value of the embedded derivatives of approximately $200 thousand and $400 thousand during fiscal 2008 and 2007, respectively, was recorded as a charge or a credit to interest expense, as applicable, on the Company's consolidated statements of income.

Research and Development Expenses

Research and development costs are charged to expense as incurred.

Stock-Based Compensation

The Company has equity incentive plans that are more fully discussed in Note 3. Effective April 2, 2006, the Company adopted SFAS 123(R). SFAS 123(R) requires the Company to measure the cost of all employee equity awards that are expected to be exercised based on the grant-date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). SFAS 123(R) addresses all forms of stock-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation under APB 25 and related interpretations, using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Prior to adopting SFAS 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in its statements of cash flows. SFAS 123(R) requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. In addition, the Company provided the required pro forma disclosures related to its stock plans in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123) as amended by SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS 148). The exercise price of employee stock options is equal to the market price of Xilinx common stock (defined as the closing trading price reported by The NASDAQ Global Select Market) on the date of grant. Additionally, Xilinx's employee stock purchase plan is deemed a compensatory plan under SFAS 123(R). Accordingly, the employee stock purchase plan is included in the computation of stock-based compensation expense.

The Company applies SFAS 123(R) using the modified-prospective method and consequently has not retroactively adjusted results for prior periods. Under the modified-prospective method, the compensation cost recognized by the Company beginning in fiscal 2007 includes (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all stock-based awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the requisite service period of the award for stock-based awards granted after April 1, 2006. For stock-based awards granted prior to April 2, 2006, the Company continues to use the accelerated amortization method consistent with the amounts disclosed in the pro forma disclosure as prescribed by SFAS 123. Upon exercise, cancellation or expiration of stock options, deferred tax assets for options with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each award had a separate vesting period. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the date of implementation, the Company followed the alternative transition method discussed in FSP 123(R)-3.

Income Taxes

All income tax amounts reflect the use of the liability method under SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being ultimately realized. FIN 48 requires that the cumulative effect of adopting FIN 48 shall be recorded as an adjustment to the opening balance of retained earnings or other appropriate components of equity or net assets on the balance sheet. The Company adopted FIN 48 effective April 1, 2007, the first day of fiscal 2008. See Note 14 for additional information relating to the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other pronouncements that require or permit fair value measurements; it does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal 2009 for Xilinx), and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 for financial assets and financial liabilities to have a material effect on its financial condition and results of operations. Additionally, in February 2008, the FASB issued FSP No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP No. 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 removes leasing from the scope of SFAS 157 and FSP 157-2 delays the effective date of SFAS 157 from fiscal 2009 to fiscal 2010 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact that SFAS 157 will have on its financial condition and results of operations when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of fiscal 2010.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each subsequent reporting date. SFAS 159 was effective for Xilinx on March 30, 2008 and the Company has made no elections to measure any financial instruments or certain other assets at fair value.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS 141(R)) which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (fiscal 2010 for Xilinx). The adoption of SFAS 141(R) will change the Company's accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal 2010.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" (SFAS 160). The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires reclassifying noncontrolling interests, also referred to as minority interests, as a component of equity upon adoption. SFAS 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008 (fiscal 2010 for Xilinx). As of March 29, 2008, Xilinx did not have any minority interests. The adoption of SFAS 160 will not have any effect on the Company's financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), to provide an enhanced understanding of an entity's use of derivative instruments, how they are accounted for under SFAS 133 and a tabular disclosure of the effects of such instruments and related hedged items on the entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (fiscal 2010 for Xilinx). The Company is currently evaluating the potential impact of the adoption of SFAS 161 on its financial condition and results of operations.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP APB 14-1). The Company's 3.125% convertible debentures due March 15, 2037 will be affected by this FSP. FSP APB 14-1 will require the issuer to separately account for the liability and equity components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Further, the FSP will require bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the statement of income. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and will be required to be applied retrospectively to all periods presented. The Company will be required to implement the standard during the first quarter of fiscal 2010, which begins on March 29, 2009. The Company is currently evaluating the effect that the adoption of FSP APB 14-1 will have on its consolidated results of operations and financial condition.

Product Warranty and Indemnification

The Company generally sells products with a limited warranty for product quality. The Company provides an accrual for known product issues if a loss is probable and can be reasonably estimated. The warranty accrual and related provision for fiscal 2007 is predominately due to two quality issues, one related to a single vendor and another due to a settlement payment with one of the Company's customers. The following table presents a reconciliation of the Company's product warranty liability, which is included in other accrued liabilities on the Company's consolidated balance sheets:

(In thousands)	2008	2007
Balance at beginning of fiscal year	$ 2,500	$ 893
Provision	1,413	4,920
Utilized	(3,913)	(3,313)
Balance at end of fiscal year	$ —	$2,500

The Company offers, subject to certain terms and conditions, to indemnify certain customers and distributors for costs and damages awarded against these parties in the event the Company's hardware products are found to infringe third-party intellectual property rights, including patents, copyrights or trademarks. To a lesser extent, the Company may from time-to-time offer limited indemnification with respect to its software products. The terms and conditions of these indemnity obligations are limited by contract, which obligations are typically perpetual from the effective date of the agreement. The Company has historically received only a limited number of requests for indemnification under these provisions and has not made any significant payments pursuant to these provisions. The Company cannot estimate the maximum amount of potential future payments, if any, that the Company may be required to make as a result of these obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. However, there can be no assurances that the Company will not incur any financial liabilities in the future as a result of these obligations.

Concentrations of Credit Risk

Avnet distributes the substantial majority of the Company's products worldwide. As of March 29, 2008 and March 31, 2007, Avnet accounted for 83% and 86% of the Company's total accounts receivable, respectively. Resale of product through Avnet accounted for 61%, 67% and 70% of the Company's worldwide net revenues in fiscal 2008, 2007 and 2006, respectively. The Company monitors the creditworthiness of its distributors and believes their sales to diverse end customers and to diverse geographies further serve to mitigate the Company's exposure to credit risk.

Xilinx is subject to concentrations of credit risk primarily in its trade accounts receivable and investments in debt securities to the extent of the amounts recorded on the consolidated balance sheet. The Company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, collection terms, distributor sales to diverse end customers and through geographical dispersion of sales. The Company obtained credit insurance for a portion of its accounts receivable balance to further mitigate the concentration of its credit risk. Xilinx generally does not require collateral for receivables from its end customers or from distributors.

No end customer accounted for more than 10% of net revenues in fiscal 2008, 2007 or 2006.

The Company mitigates concentrations of credit risk in its investments in debt securities by currently investing more than 90% of its portfolio in AA or higher grade securities as rated by Standard & Poor's or Moody's Investors Service. The Company's methods to arrive at investment decisions are not solely based on the rating agency's credit ratings. Xilinx also performs additional credit due diligence and conducts regular portfolio credit reviews. Additionally, Xilinx limits its investments in the debt securities of a single issuer based upon the issuer's credit rating and attempts to further mitigate credit risk by diversifying risk across geographies and type of issuer. At March 29, 2008, 55% and 45% of its investments in debt securities were domestic and foreign issuers, respectively. See Note 5 for detailed information about the Company's investment portfolio.

As of March 29, 2008, approximately 4% of the investment portfolio consisted of AAA-rated auction rate securities which are secured primarily by pools of student loans originated under FFELP that are guaranteed by the U. S. Department of Education. These securities experienced failed auctions in the fourth quarter of fiscal 2008 due to liquidity issues in the global credit markets. In a failed auction, the interest rates are reset to a maximum rate defined by the contractual terms for each security. The Company has collected and expects to collect all interest payable on these securities when due. As of March 29, 2008, the securities were reclassified from short-term to long-term investments on the consolidated balance sheet to reflect the securities' final maturity dates since there can be no assurance of a successful auction in the future. The auction rate securities described above are a type of asset-backed securities. All other asset-backed securities comprised less than 5% of the investment portfolio as of March 29, 2008 and were all AAA rated with the exception of approximately $37.0 million of asset-backed securities that were downgraded in April 2008 to AA or A rating. These asset-backed securities are secured primarily by bank, finance and insurance company obligations, collateralized loan and bank obligations, mortgage-backed securities with no direct sub-prime exposure and credit card debt. Substantially all of the other mortgage-backed securities in the portfolio are AAA rated, were issued by U.S. government-sponsored enterprises and agencies and represented less than 9% of the portfolio as of March 29, 2008.

Dependence on Independent Manufacturers and Subcontractors

The Company does not directly manufacture the finished silicon wafers used to manufacture its products. Xilinx receives a substantial majority of its finished wafers from one independent wafer manufacturer located in Taiwan. The Company is also dependent on a limited number of subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services.

Note 3. Stock-Based Compensation Plans

The Company's equity incentive plans are broad-based, long-term retention programs that are intended to attract and retain talented employees as well as align stockholder and employee interests.

Stock-Based Compensation

Effective April 2, 2006, the Company adopted SFAS 123(R), as discussed in Note 2.

Stock-based compensation recognized beginning in fiscal 2007 as a result of the adoption of SFAS 123(R) as well as pro forma disclosures according to the original provisions of SFAS 123 for periods prior to the adoption of SFAS 123(R) use the Black-Scholes option pricing model for estimating fair value of options granted under the Company's stock option plans and rights to acquire stock granted under the Employee Stock Purchase Plan.

The following table summarizes stock-based compensation expense related to stock awards granted under the Company's equity incentive plans and rights to acquire stock granted under the Company's Employee Stock Purchase Plan:

(In thousands)	2008	2007	2006
Stock-based compensation included in:			
Cost of revenues	$ 7,605	$10,345	$ —
Research and development	31,433	41,610	—
Selling, general and administrative	27,389	38,337	—
Stock-based compensation related to prior years	—	2,209	—
Stock-based compensation effect on income before taxes	66,427	92,501	—
Income tax effect	(17,036)	(26,876)	—
Net stock-based compensation effect on net income	$49,391	$65,625	$ —

In June 2006, stockholder derivative complaints were filed against the Company concerning the Company's historical option-granting practices and the SEC initiated an informal inquiry on the matter. An investigation of the Company's historical stock option-granting practices was conducted by outside counsel and no evidence of fraud, management misconduct or manipulation in the timing or exercise price of stock option grants was found. The investigation determined that in nearly all cases, stock options were issued as of pre-set dates; however, there were some minor differences between the recorded grant dates and measurement dates for certain grants made between 1997 and 2006. As a result, a $2.2 million charge was taken to the Company's earnings for the first quarter of fiscal 2007. Subsequently the SEC informal inquiry was terminated and no enforcement action was recommended and the stockholder derivative complaints were dismissed.

In accordance with SFAS 123(R), the Company adjusts stock-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments in fiscal 2008 and 2007 was insignificant.

The amount that the Company would have capitalized to inventory as of April 1, 2006, if it had applied the provisions of SFAS 123(R) retrospectively, was $4.5 million. Under the provisions of SFAS 123(R), this $4.5 million was recorded as a credit to additional paid-in-capital. The total stock-based compensation released from the inventory capitalization during fiscal 2008 and 2007 was $675 thousand and $2.3 million, respectively, which resulted in an ending inventory balance of $1.5 million and $2.2 million related to stock-based compensation at March 29, 2008 and March 31, 2007, respectively. During fiscal 2008, 2007 and 2006, the tax benefit realized for the tax deduction from option exercises and other awards, including amounts credited to additional paid-in capital, totaled $25.3 million, $35.8 million and $40.6 million, respectively.

Prior to the adoption of SFAS 123(R), the Company adopted the disclosure-only alternative allowed under SFAS 123, as amended by SFAS 148. Stock-based compensation expense recognized under SFAS 123(R) was not reflected in the Company's results of operations for fiscal 2006 for stock option awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. In addition, the Employee Stock Purchase Plan was deemed non-compensatory under the provisions of APB 25. Forfeitures of awards were recognized as they occurred for the period prior to the adoption.

Pro forma information required under SFAS 123 for fiscal 2006 as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation, was as follows:

(In thousands, except per share amounts)	2006
Net income as reported	$354,149
Deduct: Stock-based employee compensation expense determined under fair value method for all awards, net of tax	(82,956)
Pro forma net income	$271,193
Net income per common share:	
Basic-as reported	$ 1.01
Basic-pro forma	$ 0.78
Diluted-as reported	$ 1.00
Diluted-pro forma	$ 0.76

The fair values of stock options and stock purchase plan rights under the Company's equity incentive plans and Employee Stock Purchase Plan were estimated as of the grant date using the Black-Scholes option pricing model. The Company's expected stock price volatility assumption for stock options is estimated using implied volatility of the Company's traded options. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. The expected life of options granted also considers the contractual term which decreased to seven years beginning in the first quarter of fiscal 2008 thereby decreasing the expected life by nearly one year. Calculated under SFAS 123(R) (SFAS 123 for fiscal 2006), the per share weighted-average fair values of stock options granted during fiscal 2008, 2007 and 2006 were $7.23, $9.02 and $7.99, respectively. The per share weighted-average fair values of stock purchase rights granted under the Employee Stock Purchase Plan during fiscal 2008, 2007 and 2006 were $7.20, $6.51 and $7.89, respectively. The fair value of stock options and stock purchase plan rights granted in fiscal 2008, 2007 and 2006 were estimated at the date of grant using the following weighted average assumptions:

	Stock Options			Employee Stock Purchase Plan		
	2008	2007	2006	2008	2007	2006
Expected life of options (years)	5.3 to 5.4	6.3 to 6.4	4.8 to 5.0	0.5 to 2.0	0.5 to 2.0	0.5 to 2.0
Expected stock price volatility	0.30 to 0.38	0.31 to 0.39	0.29 to 0.36	0.32 to 0.36	0.27 to 0.38	0.27 to 0.46
Risk-free interest rate	2.4% to 5.1%	4.4% to 5.2%	3.7% to 4.8%	2.1% to 5.0%	3.6% to 5.2%	1.9% to 4.6%
Dividend yield	1.6% to 2.8%	1.4% to 1.6%	1.0% to 1.1%	2.1% to 2.4%	1.4% to 1.8%	1.2% to 1.4%

The Company began granting restricted stock units (RSUs) in the first quarter of fiscal 2008. The estimated fair value of RSU awards was calculated based on the market price of Xilinx common stock on the date of grant, reduced by the present value of dividends expected to be paid on Xilinx common stock prior to vesting. Calculated under SFAS 123(R), the per share weighted-average fair value of RSUs granted during fiscal 2008 was $24.46. The weighted-average fair value of RSUs granted in fiscal 2008 was calculated based on estimates at the date of grant as follows:

	2008
Risk-free interest rate	1.7% to 5.0%
Dividend yield	1.6% to 2.8%

Options outstanding that have vested and are expected to vest in future periods as of March 29, 2008 are as follows:

(Shares and intrinsic value in thousands)	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
Vested (i.e., exercisable)	39,238	$34.33	4.44	$ 19,004
Expected to vest	9,458	$24.64	7.54	3,846
Total vested and expected to vest	48,696	$32.45	5.04	$ 22,850
Total outstanding	49,289	$32.34	5.07	$ 23,179

(1) These amounts represent the difference between the exercise price and $23.09, the closing price per share of Xilinx's stock on March 28, 2008, for all in-the-money options outstanding.

Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS 123(R), which are estimated when compensation costs are recognized. Options with a fair value of $80.8 million completed vesting during fiscal 2008. As of March 29, 2008, total unrecognized stock-based compensation costs related to stock options and Employee Stock Purchase Plan was $75.3 million and $6.3 million, respectively. The total unrecognized stock-based compensation cost for stock options and Employee Stock Purchase Plan is expected to be recognized over a weighted-average period of 2.5 years and 0.6 years, respectively.

Employee Stock Option Plans

Under the Company's stock option plans (Option Plans), options reserved for future issuance of common shares to employees and directors of the Company total 58.9 million shares as of March 29, 2008, including 9.6 million shares available for future grants under the 2007 Equity Incentive Plan (2007 Plan). Options to purchase shares of the Company's common stock under the Option Plans are granted at 100% of the fair market value of the stock on the date of grant. The contractual term for stock awards granted under the 2007 Plan is seven years from the grant date. Prior to April 1, 2007, stock options granted by the Company generally expired ten years from the grant date. Stock awards granted to existing and newly hired employees generally vest over a four-year period from the date of grant.

A summary of shares available for grant under the 2007 Plan is as follows:

(Shares in thousands)	Shares Available for Grant
March 31, 2007	10,000
Additional shares reserved	5,000
Stock options granted	(3,367)
Stock options cancelled	166
RSUs granted	(2,301)
RSUs cancelled	132
March 29, 2008	9,630

A summary of the Company's Option Plans activity and related information is as follows:

	Options Outstanding	
(Shares in thousands)	Number of Shares	Weighted Average Exercise Price Per Share
April 2, 2005	60,643	$30.18
Granted	8,489	$25.91
Exercised	(6,090)	$11.71
Forfeited/cancelled/expired	(3,212)	$38.64
April 1, 2006	59,830	$30.99
Granted	8,751	$23.50
Exercised	(6,598)	$13.88
Forfeited/cancelled/expired	(6,041)	$37.51
March 31, 2007	55,942	$31.13
Granted	3,367	$24.54
Exercised	(5,990)	$14.72
Forfeited/cancelled/expired	(4,030)	$35.17
March 29, 2008	49,289	$32.34

In July 2006, the stockholders approved the adoption of the 2007 Plan and authorized 10.0 million shares to be reserved for issuance thereunder. On August 9, 2007, the stockholders approved an amendment to increase the authorized number of shares reserved for issuance under the 2007 Plan by 5.0 million shares. The types of awards allowed under the 2007 Plan include incentive stock options, non-qualified stock options, RSUs, restricted stock and stock appreciation rights. To date, the Company has issued a mix of non-qualified stock options and RSUs under the 2007 Plan. The mix of stock options and RSU awards will change depending upon the grade level of the employees. Employees at the lower grade levels will receive mostly RSUs and may also receive stock options, whereas employees at the higher grade levels, including the Company's executive officers, will receive mostly stock options and may also receive RSUs. The 2007 Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan and all available but unissued shares under these prior plans were cancelled as of April 1, 2007. The 2007 Plan is now Xilinx's only plan for providing stock-based awards to eligible employees and non-employee directors. At its 2008 annual stockholder meeting, the Company will seek stockholder approval of an increase in the number of shares reserved for issuance under the 2007 Plan by 4.0 million shares.

The total pre-tax intrinsic value of options exercised during fiscal 2008 and 2007 was $65.8 million and $75.5 million, respectively. This intrinsic value represents the difference between the exercise price and the fair market value of the Company's common stock on the date of exercise.

Since the Company adopted the policy of retiring all repurchased shares of its common stock, new shares are issued upon employees' exercise of their stock options.

The following information relates to options outstanding and exercisable under the Option Plans at March 29, 2008:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Options Exercisable	Weighted Average Exercise Price Per Share
$ 8.42 - $21.81	6,342	2.57	$19.78	5,177	$19.61
$21.85 - $23.49	9,657	6.74	$23.02	6,249	$23.18
$23.53 - $26.97	9,812	7.04	$25.76	5,242	$25.63
$27.02 - $36.48	8,549	4.52	$31.83	7,760	$32.14
$37.57 - $41.55	8,550	4.96	$39.39	8,433	$39.38
$41.56 - $96.63	6,379	2.86	$60.33	6,377	$60.34
$ 8.42 - $96.63	49,289	5.07	$32.34	39,238	$34.33

At March 31, 2007, 41.8 million options were exercisable at an average price of $32.68. At April 1, 2006, 45.2 million options were exercisable at an average price of $31.39.

Restricted Stock Unit Awards

A summary of the Company's RSU activity and related information is as follows:

(Shares in thousands)	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
March 31, 2007	—	$ —
Granted	2,301	$24.46
Vested	—	$ —
Cancelled	(132)	$25.62
March 29, 2008	2,169	$24.39

As of March 29, 2008, total unrecognized stock-based compensation costs related to RSUs was $41.3 million. The total unrecognized stock-based compensation cost for RSUs is expected to be recognized over a weighted-average period of 3.4 years.

Employee Qualified Stock Purchase Plan

Under the Employee Stock Purchase Plan, qualified employees can obtain a 24-month purchase right to purchase the Company's common stock at the end of six-month exercise periods. Participation is limited to 15% of the employee's annual earnings up to a maximum of $21 thousand in a calendar year. More than 80% of all eligible employees participate in the Employee Stock Purchase Plan. The purchase price of the stock is 85% of the lower of the fair market value at the beginning of the 24-month offering period or at the end of each six-month exercise period. Employees purchased 2.1 million shares for $36.6 million in fiscal 2008, 2.0 million shares for $34.2 million in fiscal 2007 and 1.4 million shares for $33.0 million in fiscal 2006. On August 9, 2007, the stockholders approved an amendment to increase the authorized number of shares reserved for issuance under the Employee Stock Purchase Plan by 2.0 million shares. As of March 29, 2008, 7.8 million shares were available for future issuance out of 38.5 million shares authorized. At its 2008 annual stockholder meeting, the Company will seek stockholder approval of an increase in the number of shares reserved for issuance under the Employee Stock Purchase Plan by 2.0 million shares.

Note 4. Investment in United Microelectronics Corporation

During the fourth quarter of fiscal 2008, the Company sold its remaining equity investment in UMC stock. Prior to the sale, the Company accounted for its investment in UMC as available-for-sale marketable securities in accordance with SFAS 115.

The following table summarizes the cost basis and fair values of the investment in UMC:

(In thousands)	March 29, 2008		March 31, 2007	
	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value
Total investment	$ —	$ —	$ 62,537	$ 67,050

In August 2007, UMC announced a capital reduction program to reduce its outstanding shares of 18.95 billion by 5.74 billion shares or 30.3%, down to 13.21 billion shares. As part of the capital reduction program, the UMC stockholders would receive a cash distribution of NT$3.03 per share for each share of the UMC stock cancelled. In October 2007, the Company received a cash distribution of $10.7 million from UMC in connection with this capital reduction program. For accounting purposes, the cash distribution of $10.7 million was treated as a reduction of the adjusted cost in UMC investment. After the capital reduction, the number of UMC shares held by the Company was reduced from 115.5 million shares to 80.5 million shares, as of December 29, 2007.

During fiscal 2007, the Company sold 325.9 million shares of its UMC investment for approximately $183.5 million in cash, resulting in a gain of approximately $7.0 million. The gain is included in interest and other, net in the consolidated statements of income. As of March 31, 2007, the Company held 115.5 million shares of UMC stock.

During the fourth quarter of fiscal 2008, the Company sold the remaining 80.5 million shares of its UMC investment for approximately $47.1 million in cash, resulting in a loss of approximately $4.7 million. The loss is included in interest and other, net in the consolidated statements of income.

During fiscal 2007, the fair value of the UMC investment decreased by $209.4 million, including the sale of shares noted above. At March 31, 2007, the Company recorded a total of $1.7 million of deferred tax liabilities and a $2.8 million balance (net of tax) in accumulated other comprehensive income associated with the UMC investment.

Note 5. Financial Instruments

The following is a summary of available-for-sale securities:

	March 29, 2008				March 31, 2007			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$ 246,973	$ —	$ —	$ 246,973	$ 57,477	$ —	$ —	$ 57,477
Bank certificates of deposit	55,998	4	—	56,002	41,465	—	—	41,465
Commercial paper	375,554	—	—	375,554	414,982	—	—	414,982
Corporate bonds	61,306	549	(24)	61,831	85,902	83	(1,109)	84,876
Auction rate securities	71,850	—	—	71,850	148,835	4	—	148,839
Municipal bonds	20,787	59	(65)	20,781	95,948	317	(576)	95,689
U.S. government and agency securities	66,390	3,504	(8)	69,886	50,945	—	(46)	50,899
Foreign government and agency securities	252,074	466	(1)	252,539	29,644	—	(399)	29,245
Floating rate notes	367,437	20	(4,726)	362,731	378,445	32	(86)	378,391
Asset-backed securities	82,594	1	(2,372)	80,223	391,738	2	(42)	391,698
Mortgage-backed securities	139,825	4,110	(261)	143,674	50,288	114	(298)	50,104
Investment in UMC	—	—	—	—	62,537	4,513	—	67,050
Investment-other	3,030	—	(2,208)	822	2,724	—	(430)	2,294
	$1,743,818	$ 8,713	$(9,665)	$1,742,866	$1,810,930	$5,065	$(2,986)	$1,813,009
Included in:								
Cash and cash equivalents				$ 749,157				$ 568,210
Short-term investments				429,440				502,036
Long-term investments				564,269				675,713
Investment in UMC				—				67,050
				$1,742,866				$1,813,009

The following table shows the fair values and gross unrealized losses of the Company's investments, aggregated by investment category, for individual securities that have been in a continuous unrealized loss position for the length of time specified, at March 29, 2008 and March 31, 2007:

(In thousands)	March 29, 2008 Less Than 12 Months Fair Value	Gross Unrealized Losses	12 Months or Greater Fair Value	Gross Unrealized Losses	Total Fair Value	Gross Unrealized Losses
Corporate bonds	$ 5,988	$ (23)	$ 2,001	$ (1)	$ 7,989	$ (24)
Municipal bonds	4,656	(42)	2,464	(23)	7,120	(65)
U.S. government and agency securities	2,091	(8)	—	—	2,091	(8)
Foreign government and agency securities	119,494	(1)	—	—	119,494	(1)
Floating rate notes	291,542	(4,050)	38,245	(676)	329,787	(4,726)
Asset-backed securities	38,857	(731)	38,362	(1,641)	77,219	(2,372)
Mortgage-backed securities	9,953	(261)	—	—	9,953	(261)
Investment-other	822	(2,208)	—	—	822	(2,208)
	$473,403	$(7,324)	$81,072	$(2,341)	$554,475	$(9,665)

(In thousands)	March 31, 2007 Less Than 12 Months Fair Value	Gross Unrealized Losses	12 Months or Greater Fair Value	Gross Unrealized Losses	Total Fair Value	Gross Unrealized Losses
Corporate bonds	$ 5,647	$ (55)	$ 71,966	$(1,054)	$ 77,613	$ (1,109)
Municipal bonds	6,573	(6)	53,491	(570)	60,064	(576)
U.S. government and agency securities	14,942	(4)	5,402	(42)	20,344	(46)
Foreign government and agency securities	—	—	28,700	(399)	28,700	(399)
Floating rate notes	209,663	(86)	—	—	209,663	(86)
Asset-backed securities	39,963	(42)	—	—	39,963	(42)
Mortgage-backed securities	30,810	(298)	—	—	30,810	(298)
Investment-other	2,294	(430)	—	—	2,294	(430)
	$309,892	$(921)	$159,559	$(2,065)	$469,451	$(2,986)

The gross unrealized losses on these investments were primarily due to a rising interest rate environment in fiscal 2007 and recent adverse conditions in the global credit markets in fiscal 2008. The Company reviewed the investment portfolio and determined that the gross unrealized losses on these investments at March 29, 2008 and March 31, 2007 were temporary in nature. The aggregate of individual unrealized losses that had been outstanding for 12 months or more were not significant as of March 29, 2008 and March 31, 2007. The Company has the ability and intent to hold these investments until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments and any related underlying collateral.

The amortized cost and estimated fair value of marketable debt securities (bank certificates of deposit, commercial paper, corporate bonds, auction rate securities, municipal bonds, U.S. and foreign government and agency securities, floating rate notes, asset-backed securities and mortgage-backed securities) at March 29, 2008, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 933,269	$ 931,624
Due after one year through five years	314,992	313,905
Due after five years through ten years	56,660	58,202
Due after ten years	188,894	191,340
	$1,493,815	$1,495,071

Certain information related to available-for-sale securities is as follows:

(In thousands)	2008	2007	2006
Gross realized gains on sale of available-for-sale securities	$ 1,437	$ 7,041	$ 169
Gross realized losses on sale of available-for-sale securities	(6,576)	(6,227)	(5,150)
Net realized gains (losses) on sale of available-for-sale securities	$(5,139)	$ 814	$ (4,981)
Amortization of premiums on available-for-sale securities	$(8,229)	$(8,229)	$(7,798)

Note 6. Balance Sheet Information

The following tables disclose those current assets, long-term other assets and current liabilities that individually exceed 5% of the respective consolidated balance sheet amounts at each fiscal year. Individual balances that are less than 5% of the respective consolidated balance sheet amounts are aggregated and disclosed as "other."

(In thousands)	March 29, 2008	March 31, 2007
Prepaid expenses and other current assets:		
Advances for wafer purchases	$ 4,503	$ 39,999
Income tax refunds receivable	430	30,641
Prepaid expenses	12,241	14,677
Interest receivable	7,359	6,818
Prepaid royalties	3,838	4,500
Other	9,151	8,341
	$ 37,522	$104,976
Other assets:		
Deferred tax assets	$ 66,072	$ 57,802
Affordable housing credit investments	29,442	37,671
Deferred compensation plan	27,038	25,174
Debt issuance costs	19,278	19,944
Investments in intellectual property and licenses	16,703	18,057
Investments in non-marketable equity securities	22,622	17,964
Prepaid royalties and patent license	3,000	7,027
Income tax refunds receivable	31,884	—
Other	6,393	7,234
	$222,432	$190,873
Accrued payroll and related liabilities:		
Accrued compensation	$ 61,838	$ 48,042
Deferred compensation plan liability	31,802	29,079
Other	7,090	6,828
	$100,730	$ 83,949

No individual amounts within other accrued liabilities exceed 5% of total current liabilities at March 29, 2008 or March 31, 2007.

Note 7. Impairment Loss on Investments

The Company recognized impairment losses on investments of $2.9 million, $2.0 million and $1.4 million during fiscal 2008, 2007 and 2006, respectively, related to non-marketable equity securities in private companies. These impairment losses resulted primarily from weak financial conditions of certain investees, certain investees diluting Xilinx's investment through the receipt of additional rounds of investment at a lower valuation or from the liquidation of certain investees.

Note 8. Commitments

Xilinx leases some of its facilities and office buildings under non-cancelable operating leases that expire at various dates through October 2017. During the third quarter of fiscal 2006, Xilinx entered into a land lease in conjunction with the Company's new building investment in Singapore. The lease cost was settled in an up-front payment in June 2006. Some of the operating leases for facilities and office buildings require payment of operating costs, including property taxes, repairs, maintenance and insurance. Most of the Company's leases contain renewal options for varying terms. Approximate future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	(In thousands)
2009	$10,250
2010	8,142
2011	6,077
2012	1,804
2013	1,559
Thereafter	3,431
	$31,263

Aggregate future rental income to be received, which includes rents from both owned and leased property, totaled $7.4 million at March 29, 2008. Rent expense, net of rental income, under all operating leases was $8.2 million for fiscal 2008, $8.7 million for fiscal 2007 and $6.5 million for fiscal 2006. Rental income, which includes rents received from both owned and leased property, was not material for fiscal 2008, 2007 or 2006.

Other commitments at March 29, 2008 totaled $74.3 million and consisted of purchases of inventory and other non-cancelable purchase obligations related to subcontractors that manufacture silicon wafers and provide assembly and some test services. The Company expects to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications. As of March 29, 2008, the Company also had $21.5 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through September 2011.

In the fourth quarter of fiscal 2005, the Company committed up to $20.0 million to acquire, in the future, rights to intellectual property until July 2023. License payments will be amortized over the useful life of the intellectual property acquired.

Note 9. Net Income Per Common Share

The computation of basic net income per common share for all periods presented is derived from the information on the consolidated statements of income, and there are no reconciling items in the numerator used to compute diluted net income per common share. The total shares used in the denominator of the diluted net income per common share calculation includes 3.6 million, 5.7 million and 6.0 million common equivalent shares attributable to outstanding stock awards for fiscal 2008, 2007 and 2006, respectively, that are not included in basic net income per common share.

Outstanding out-of-the-money stock options to purchase approximately 39.9 million, 40.7 million and 31.1 million shares, for fiscal 2008, 2007 and 2006, respectively, under the Company's stock option plans were excluded from diluted net income per common share, applying the treasury stock method, as their inclusion would have been antidilutive. These options could be dilutive in the future if the Company's average share price increases and is greater than the combined exercise prices and the unamortized fair values of these options.

Diluted net income per common share does not include any incremental shares issuable upon the exchange of the debentures (see Note 12). The debentures will have no impact on diluted net income per common share until the price of the Company's common stock exceeds the conversion price of $31.18 per share, because the principal amount of the debentures will be settled in cash upon conversion. Prior to conversion, the Company will include, in the diluted net income per common share calculation, the effect of the additional shares that may be issued when the Company's common stock price exceeds $31.18 per share, using the treasury stock method. The conversion price of $31.18 per common share excludes any potential adjustments to the conversion ratio provided under the terms of the debentures.

Note 10. Interest and Other, Net

The components of interest and other, net are as follows:

(In thousands)	2008	2007	2006
Interest income	$94,022	$80,436	$56,859
Interest expense	(32,001)	(2,155)	—
Gain (loss) on sale of the UMC investment	(4,731)	7,016	—
Other, net	(4,540)	32	(10,901)
	$52,750	$85,329	$45,958

Note 11. Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances from nonowner sources. The difference between net income and comprehensive income for the Company results from unrealized gains (losses) on its available-for-sale securities, net of taxes, foreign currency translation adjustments and hedging transactions.

The components of comprehensive income are as follows:

(In thousands)	2008	2007	2006
Net income	$374,047	$350,672	$354,149
Net change in unrealized gain (loss) on available-for-sale securities, net of tax	(2,512)	(16,943)	15,287
Reclassification adjustment for losses on available-for-sale securities, net of tax, included in net income	649	3,423	1,892
Net change in unrealized gain (loss) on hedging transactions, net of tax	1,014	(105)	118
Net change in cumulative translation adjustment	3,052	1,417	(1,692)
Comprehensive income	$376,250	$338,464	$369,754

The components of accumulated other comprehensive income at fiscal year-ends are as follows:

(In thousands)	March 29, 2008	March 31, 2007
Accumulated unrealized gain (loss) on available-for-sale securities, net of tax	$ (586)	$1,277
Accumulated unrealized gain on hedging transactions, net of tax	1,027	13
Accumulated cumulative translation adjustment	5,363	2,311
Accumulated other comprehensive income	$5,804	$3,601

The change in the accumulated unrealized gain (loss) on available-for-sale securities, net of tax, at March 29, 2008, primarily reflects the decrease in value of the UMC investment since March 31, 2007 and the sale of the remaining UMC investment in fiscal 2008 (see Note 4). In addition, the unrealized loss on the Company's short-term and long-term investments decreased by $1.5 million during fiscal 2008 due to liquidation of certain investments with loss positions and changes in interest rates.

Note 12. Convertible Debentures and Revolving Credit Facility

3.125% Junior Subordinated Convertible Debentures

In March 2007, the Company issued $1.00 billion principal amount of 3.125% convertible debentures due March 15, 2037, to an initial purchaser in a private offering. The debentures are subordinated in right of payment to the Company's existing and future senior debt and to the other liabilities of the Company's subsidiaries. The debentures are initially convertible, subject to certain conditions, into shares of Xilinx common stock at a conversion rate of 32.0760 shares of common stock per $1 thousand principal amount of debentures, representing an initial effective conversion price of approximately $31.18 per share of common stock. The conversion rate will be subject to adjustment for certain events as outlined in the indenture governing the debentures but will not be adjusted for accrued interest. The Company received net proceeds of $980.0 million after deduction of issuance costs of $20.0 million. The debt issuance costs are recorded in long-term other assets and are being amortized to interest expense over 30 years. Interest is payable semiannually in arrears on March 15 and September 15, beginning on September 15, 2007. Interest expense related to the debentures for fiscal 2008 and 2007 totaled $32.0 million and $2.2 million, respectively, and was included in interest and other, net on the consolidated statements of income. The debentures also have a contingent interest component that will require the Company to pay interest based on certain thresholds beginning with the semi-annual interest period commencing on March 15, 2014 (the maximum amount of contingent interest that will accrue is 0.50% per year) and upon the occurrence of certain events, as outlined in the indenture governing the debentures.

On or after March 15, 2014, the Company may redeem all or part of the debentures for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption. Upon conversion, the Company would pay the holder the cash value of the applicable number of shares of Xilinx common stock, up to the principal amount of the debentures. If the conversion value exceeds $1 thousand, the Company may also deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1 thousand (conversion spread). There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the debentures as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share.

Holders of the debentures may convert their debentures only upon the occurrence of certain events in the future, as outlined in the indenture. In addition, holders of the debentures who convert their debentures in connection with a fundamental change, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the debentures may require Xilinx to purchase all or a portion of their debentures at a purchase price equal to 100% of the principal amount of debentures, plus accrued and unpaid interest, if any. As of March 29, 2008, none of the conditions allowing holders of the debentures to convert had been met.

The Company concluded that the embedded features related to the contingent interest payments and the Company making specific types of distributions (e.g., extraordinary dividends) qualify as derivatives and should be bundled as a compound embedded derivative under SFAS 133. The fair value of the derivative at the date of issuance of the debentures was $2.5 million and is accounted for as a discount on the debentures. The initial fair value of the debentures of $997.5 million will be accreted to par value over the term of the debt resulting in $2.5 million being amortized to interest expense over 30 years. Any change in fair value of this embedded derivative will be included in interest and other, net on the Company's consolidated statements of income. The fair value of the derivative as of March 29, 2008 and March 31, 2007 was $2.3 million and $2.1 million, respectively. The balance of the debentures on the Company's consolidated balance sheets at March 29, 2008 and March 31, 2007 was $999.9 million and $999.6 million, respectively, including the fair value of the embedded derivative. The Company also concluded that the debentures are not conventional convertible debt instruments and that the embedded stock conversion option qualifies as a derivative under SFAS 133. In addition, in accordance with Emerging Issues Task Force (EITF) Issue No. 00-19 of the FASB, "Accounting for Derivative Financial Instruments indexed to and Potentially Settled in a Company's own Stock," the Company has concluded that the embedded conversion option would be classified in stockholders' equity if it were a freestanding instrument. Accordingly, the embedded conversion option is not required to be accounted for separately as a derivative.

Under the terms of the debentures, the Company was required to file a shelf registration statement covering resales of the debentures and any common stock issuable upon conversion of the debentures with the SEC and cause the shelf registration statement to be declared effective within 180 days of the closing of the offering of the debentures. In addition, the Company must maintain the effectiveness of the shelf registration statement for a period of two years after the closing of the offering of the debentures. If the Company fails to meet these terms, it will be required to pay additional interest on the debentures at a rate per annum equal to 0.25% for the first 90 days after the occurrence of the event and 0.50% after the first 90 days. The Company filed the shelf registration statement with the SEC in June 2007.

Revolving Credit Facility

In April 2007, Xilinx entered into a five-year $250.0 million senior unsecured revolving credit facility with a syndicate of banks. Borrowings under the credit facility will bear interest at a benchmark rate plus an applicable margin based upon the Company's credit rating. In connection with the credit facility, the Company is required to maintain certain financial and non-financial covenants. As of March 29, 2008, the Company has made no borrowings under this credit facility.

Note 13. Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorized 2.0 million shares of undesignated preferred stock. The preferred stock may be issued in one or more series. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. As of March 29, 2008 and March 31, 2007, no preferred shares were issued or outstanding.

Common Stock Repurchase Programs

The Board of Directors has approved stock repurchase programs enabling the Company to repurchase its common stock in the open market or through negotiated transactions with independent financial institutions. On February 26, 2007, the Board authorized the repurchase of up to $1.50 billion of common stock. On February 25, 2008, the Board authorized the repurchase of up to an additional $800.0 million of common stock. These share repurchase programs have no stated expiration date. Through March 29, 2008, the Company had repurchased $1.31 billion of the $1.50 billion of common stock approved for repurchase under the February 2007 authorization. The Company's current policy is to retire all repurchased shares, and consequently, no treasury shares were held at March 29, 2008 or March 31, 2007.

During the second, third and fourth quarters of fiscal 2008 and all four quarters of fiscal 2007, the Company entered into stock repurchase agreements with independent financial institutions. Under these agreements, Xilinx provided these financial institutions with up-front payments totaling $550.0 million for fiscal 2008 and $1.05 billion for fiscal 2007. These financial institutions agreed to deliver to Xilinx a certain number of shares based upon the volume weighted-average price, during an averaging period, less a specified discount. Under the terms of the accelerated share repurchase program (ASR) entered into during the fourth quarter of fiscal 2007, the Company paid $700.0 million upfront in exchange for a minimum number of shares (25.7 million) of its common stock, which were delivered to the Company in fiscal 2007. The $700.0 million was recorded in stockholders' equity in fiscal 2007. Upon completion of the ASR on June 19, 2007, the Company did not receive any additional shares since the volume weighted-average price, during an averaging period, less a specified discount, exceeded the upside threshold price specified in the ASR of $27.21. In addition, under the guidelines of Rule 10b5-1 under the Exchange Act, Xilinx entered into other agreements with the same independent financial institutions within the first, second and fourth quarters of fiscal 2007 to repurchase additional shares on its behalf after the conclusion of the purchase period of the aforementioned agreements. As of March 29, 2008, no amounts remained outstanding under any stock repurchase agreements and all related shares had been delivered to the Company.

During fiscal 2008, 2007 and 2006, the Company repurchased a total of 23.5 million, 55.2 million and 15.0 million shares of common stock for $550.0 million, $1.43 billion and $400.0 million, respectively.

Dividend

On February 25, 2008, the Board of Directors approved an increase to the Company's quarterly common stock dividend from $0.12 per common share to $0.14 per common share, which is payable on May 28, 2008 to stockholders of record at the close of business on May 7, 2008.

Note 14. Income Taxes

The provision for income taxes consists of the following:

(In thousands)		2008	2007	2006
Federal:	Current	$ 81,147	$ 36,088	$ 42,382
	Deferred	4,414	31,739	29,804
		85,561	67,827	72,186
State:	Current	(3,359)	14,383	4,130
	Deferred	(3,415)	(24,531)	(2,148)
		(6,774)	(10,148)	1,982
Foreign:	Current	21,590	22,912	29,909
	Deferred	(330)	(117)	(1,624)
		21,260	22,795	28,285
Total		$100,047	$ 80,474	$102,453

The domestic and foreign components of income before income taxes were as follows:

	2008	2007	2006
Domestic	$ 49,955	$ 17,215	$ 59,966
Foreign	424,139	413,931	396,636
Income before income taxes	$474,094	$431,146	$456,602

The tax benefits associated with stock option exercises and the employee stock purchase plan credited to additional paid-in capital were $15.8 million, $35.8 million and $40.6 million, for fiscal 2008, 2007 and 2006, respectively.

At March 29, 2008, the Company had federal and state net operating loss carryforwards of approximately $20.8 million. If unused, these carryforwards will expire in 2014 through 2026. The Company had federal and state R&D tax credit carryforwards of approximately $99.6 million, federal affordable housing tax credit carryforwards of approximately $17.9 million and no other state credit carryforwards. If unused, $39.6 million of the tax credit carryforwards will expire in 2025 through 2028.

Unremitted foreign earnings that are considered to be permanently invested outside the United States and on which no U.S. taxes have been provided, are approximately $659.0 million as of March 29, 2008. The residual U.S. tax liability, if such amounts were remitted, would be approximately $199.9 million.

The provision for income taxes reconciles to the amount obtained by applying the Federal statutory income tax rate to income before provision for taxes as follows:

(In thousands)	2008	2007	2006
Income before provision for taxes	$474,094	$431,146	$456,602
Federal statutory tax rate	35%	35%	35%
Computed expected tax	165,933	150,901	159,811
State taxes, net of federal benefit	(6,709)	(2,938)	(1,233)
Non-deductible stock-based compensation	2,676	4,976	—
Tax exempt interest	(721)	(3,542)	(4,196)
Foreign earnings at lower tax rates	(55,949)	(51,775)	(51,430)
Effect of IRS settlements	—	—	(9,434)
Tax credits	(5,054)	(12,323)	(7,674)
Dividend (American Jobs Creation Act)	—	—	24,886
Correction of deferred accounting for investment in UMC	—	—	(9,816)
Release of valuation allowance	—	(90)	(8,936)
Deferred compensation	606	(703)	3,752
Write-off of in-process R&D	—	—	1,575
Other	(735)	(4,032)	5,148
Provision for income taxes	$100,047	$ 80,474	$102,453

The Company has manufacturing operations in Ireland and Singapore. In Ireland, the Company operates under a special tax regime granted for manufacturing status. Under this regime, the majority of the income earned in Ireland is subject to tax at 10%. The regime granting manufacturing status is effective through fiscal 2010. The tax benefit from this special status for fiscal 2008 is approximately $1.5 million on income considered permanently reinvested outside the U.S. The Company has been granted "Pioneer Status" in Singapore that is effective through fiscal 2021. The Pioneer Status reduces the Company's tax on the majority of Singapore income from 20% to zero. The benefit of Pioneer Status in Singapore for fiscal 2008 is approximately $17.3 million ($0.06 per common share) on income considered permanently reinvested outside the U.S. The tax effect of these low tax jurisdictions on the Company's overall tax rate is reflected in the table above.

The major components of deferred tax assets and liabilities consisted of the following at March 29, 2008 and March 31, 2007:

(In thousands)	2008	2007
Deferred tax assets:		
Inventory valuation differences	$ 9,569	$ 11,962
Stock-based compensation	42,760	25,996
Deferred income on shipments to distributors	30,733	34,234
Accrued expenses	57,563	36,417
Tax loss carryforwards	10,403	9,586
Tax credit carryforwards	88,123	132,380
Intangible and fixed assets	20,612	11,370
Strategic and equity investments	9,337	8,083
Deferred compensation plan	12,975	11,688
Unrealized losses on available-for-sale securities	366	—
Other	2,393	6,995
Total deferred tax assets	284,834	288,711
Deferred tax liabilities:		
Unremitted foreign earnings	(146,916)	(192,018)
Capital gain from merger of USIC with UMC	—	(13,276)
Unrealized gains on available-for-sale securities	—	(802)
State income taxes	(25,352)	(23,312)
Convertible debt	(18,099)	(286)
Other	(6,039)	(3,200)
Total deferred tax liabilities	(196,406)	(232,894)
Valuation allowance	0	0
Total net deferred tax assets	$ 88,428	$ 55,817

Long-term deferred tax assets of $66.1 million and $57.8 million at March 29, 2008 and March 31, 2007, respectively, are included in other assets on the consolidated balance sheet (see Note 6).

The Company adopted FIN 48 on April 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

The cumulative effect of adopting FIN 48 was a decrease in tax reserves and increases in the April 1, 2007 balances of additional paid-in capital and retained earnings of $1.0 million and of $5.5 million, respectively. The Company's total gross unrecognized tax benefits upon adoption were $103.1 million. In addition, consistent with the provisions of FIN 48, the Company reclassified $30.0 million of income tax liabilities from current to non-current liabilities because payment of cash was not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in long-term income taxes payable in the consolidated balance sheet.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits for fiscal 2008 is as follows (in thousands):

Gross unrecognized tax benefits at April 1, 2007	$103,103
Increases in tax positions for prior years	7,035
Decreases in tax positions for prior years	(7,646)
Increases in tax positions for current year	13,211
Settlements	—
Lapse in statute of limitations	(10,624)
Gross unrecognized tax benefits at March 29, 2008	$105,079

If the remaining balance of $105.1 million of unrecognized tax benefits at March 29, 2008 were realized in a future period, it would result in a tax benefit of $44.7 million and a reduction of the effective tax rate.

The Company's policy to include interest and penalties related to income tax liabilities within the provision for income taxes on the consolidated statements of income did not change as a result of implementing the provisions of FIN 48. The balance of accrued interest and penalties recorded in the consolidated balance sheet at April 1, 2007 was $1.5 million. This amount was also reclassified from current to non-current liabilities upon adoption of FIN 48. Interest and penalties included in the Company's provision for income taxes totaled $1.4 million for fiscal 2008.

With limited exception, the Company is no longer subject to U.S. federal and state audits by taxing authorities for years through fiscal 2004. The Company is no longer subject to tax audits in Ireland for years through fiscal 2002. The Company is currently under examination by the IRS and California Franchise Tax Board for fiscal 2005. The Company believes that due to various factors, including the current development of ongoing audits, it is impractical to determine the amount of uncertain tax benefits that will significantly increase or decrease within the next 12 months.

The IRS examined the Company's tax returns for fiscal 1996 through 2001. All issues were settled with the exception of issues related to the cost sharing of stock options. On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and thus, the Company had no tax, interest or penalties due for this issue. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the U.S. Court of Appeal for the Ninth Circuit. The Company is opposing this appeal, as it believes that the Tax Court decided the case correctly. The Company and the IRS presented oral arguments to a three-judge panel of the Appeals Court on March 12, 2008. Management has assessed the risk of loss, and determined that no accrual is required. If the Company were to lose on appeal, the amount due to the IRS would be approximately $39.3 million. Of that amount, $6.2 million would be an expense to the consolidated statement of income and the remaining $33.1 million would be an adjustment to additional paid-in capital. The Company would also be required to reverse $7.6 million of interest income accrued to date on prepayments to the IRS.

Note 15. Segment Information

Xilinx designs, develops, and markets programmable logic semiconductor devices and the related software design tools. The Company operates and tracks its results in one operating segment. Xilinx sells its products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

Enterprise wide information is provided in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Geographic revenue information for fiscal 2008, 2007 and 2006 reflects the geographic location of the distributors or OEMs who purchased the Company's products. This may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment and goodwill. Property, plant and equipment information is based on the physical location of the asset at the end of each fiscal year while goodwill is based on the location of the owning entity.

Net revenues by geographic region were as follows:

(In thousands)	2008	2007	2006
North America:			
United States	$ 696,367	$ 727,443	$ 676,778
Other	21,430	3,894	38,074
Total North America	717,797	731,337	714,852
Asia Pacific:			
China	205,184	159,389	162,400
Other	321,106	307,223	244,321
Total Asia Pacific	526,290	466,612	406,721
Europe	407,186	426,922	352,841
Japan	190,099	217,868	251,836
Worldwide total	$1,841,372	$1,842,739	$1,726,250

Net long-lived assets by country at fiscal year-ends were as follows:

(In thousands)	March 29, 2008	March 31, 2007	April 1, 2006
United States	$385,669	$399,472	$384,751
Foreign:			
Ireland	72,947	73,254	74,919
Singapore	51,756	44,300	12,881
Other	12,013	13,965	10,790
Total foreign	136,716	131,519	98,590
Worldwide total	$522,385	$530,991	$483,341

Note 16. Litigation Settlements and Contingencies

Internal Revenue Service

On August 25, 2006, the IRS filed a Notice of Appeal that it appeals to the U.S. Court of Appeal for the Ninth Circuit, the August 30, 2005 decision of the Tax Court. In its 2005 decision, the Tax Court decided in favor of the Company and rejected the IRS's position that the value of compensatory stock options must be included in the Company's cost sharing agreement with its Irish affiliate. The Company is opposing this appeal as it believes that the Tax Court decided the case correctly. The Company and the IRS presented oral arguments to a three-judge panel of the Appeals Court on March 12, 2008. Management has assessed the risk of loss, and determined that no accrual is required (see Note 14).

The IRS and California Franchise Tax Board are auditing the Company's fiscal 2005 income tax returns. The Company believes that adequate accruals have been provided for fiscal 2005 and all other open tax years.

Patent Litigation

On December 28, 2007, a patent infringement lawsuit was filed by PACT XPP Technologies, AG (PACT) against the Company in the U.S. District Court for the Eastern District of Texas, Marshall Division (PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563). PACT seeks injunctive relief, unspecified damages and interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

On August 21, 2007, a patent infringement lawsuit was filed by Lonestar Inventions, L.P. (Lonestar) against Xilinx in the U.S. District Court for the Eastern District of Texas, Tyler Division (Lonestar Inventions, L.P. v. Xilinx, Inc. Case No. 6:07-CV-393). Lonestar seeks injunctive relief, unspecified damages and interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

On November 27, 2006, the Company settled a patent infringement lawsuit under which the Company agreed to pay $6.5 million. The plaintiff agreed to dismiss the patent infringement lawsuit with prejudice, granted a patent license to the Company and executed an agreement not to sue the Company under any patent owned or controlled by the plaintiff for ten years. As a result of the settlement agreement, the Company recorded a current period charge of $2.5 million during the third quarter of fiscal 2007. The remaining balance of $4.0 million represented the value of the prepaid patent license granted as part of the settlement. This balance is being amortized over the patent's remaining useful life.

Sales Representative Agreements Litigation

In the second quarter of fiscal 2006, the Company accrued an additional $3.2 million that represented the settlement payment for litigation related to an agreement with a sales representative.

Other Matters

Except as stated above, there are no pending legal proceedings of a material nature to which the Company is a party or of which any of its property is the subject.

Note 17. Business Combination

AccelChip, Inc.

In January 2006, Xilinx completed the acquisition of AccelChip, a privately-held company that provides MATLAB® synthesis software tools for designing digital signal processing systems. The AccelChip acquisition aligns with Xilinx's strategy for its existing DSP products and product development roadmaps, since both AccelChip and Xilinx have significant customer overlap and synergy across the digital communications, multimedia, video and imaging, and defense systems market segments. The acquisition was accounted for under the purchase method of accounting. The total purchase price for AccelChip was $19.6 million in cash, including $436 thousand of acquisition related costs. In connection with the transaction, Xilinx recorded a charge to operations for acquired in-process R&D of $4.5 million. In addition, Xilinx recorded approximately $8.9 million of goodwill and $9.7 million of other intangible assets, which resulted in amortization expense of approximately $500 thousand in fiscal 2006. The financial results for AccelChip are included in the Company's consolidated results from the date of acquisition. Pro forma information is not presented due to the immateriality of the operating results of AccelChip prior to the acquisition. Xilinx had an equity investment in AccelChip of $2.6 million prior to the acquisition. The investment, which was included in the total purchase price of $19.6 million, was previously accounted for under the cost method of accounting.

Following is the purchase price allocation based on the estimated fair value of the assets acquired and liabilities assumed. Management considered a number of factors, including an independent appraisal and expected uses of assets and dispositions of liabilities, in determining the final purchase price allocation.

(In thousands)

	Amount	Amortization Life
Current assets	$ 126	
Long-term tangible assets	46	
Goodwill	8,874	
Other intangible assets:		
Developed technology	6,100	5 years
Customer base	1,800	3 years
Tradename	1,800	3 years
Acquired in-process research and development	4,500	
Liabilities assumed	261	
Deferred tax liabilities	(3,880)	
Total purchase price	$ 19,627	

Note 18. Goodwill and Acquisition-Related Intangibles

As of March 29, 2008 and March 31, 2007, the gross and net amounts of goodwill and of acquisition-related intangibles for all acquisitions were as follows:

(In thousands)

	2008	2007	Amortization Life
Goodwill-gross	$169,479	$169,479	
Less accumulated amortization through fiscal 2002	51,524	51,524	
Goodwill-net	$117,955	$117,955	
Patents-gross	$ 22,752	$ 22,752	5 to 7 years
Less accumulated amortization	21,335	18,714	
Patents-net	1,417	4,038	
Miscellaneous intangibles-gross	58,958	58,958	2 to 5 years
Less accumulated amortization	52,550	48,370	
Miscellaneous intangibles-net	6,408	10,588	
Total acquisition-related intangibles-gross	81,710	81,710	
Less accumulated amortization	73,885	67,084	
Total acquisition-related intangibles-net	$ 7,825	$ 14,626	

Amortization expense for all intangible assets for fiscal 2008, 2007 and 2006 was $6.8 million, $8.0 million and $7.0 million, respectively. Intangible assets are amortized on a straight-line basis. Based on the carrying value of acquisition-related intangibles recorded at March 29, 2008, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for acquisition-related intangibles is expected to be as follows: 2009 - $5.3 million; 2010 - $1.5 million; 2011 - $1.0 million.

Note 19. Employee Benefit Plans

Xilinx offers various retirement benefit plans for U.S. and non-U.S. employees. Total contributions to these plans were $8.1 million, $5.9 million and $5.4 million in fiscal 2008, 2007 and 2006, respectively. For employees in the U.S., the Company provides discretionary 401(k) contributions when performance targets are met. As permitted under Section 401(k) of the Internal Revenue Code, Xilinx's 401(k) Plan (the 401(k) Plan) allows tax deferred salary deductions for eligible employees. The Compensation Committee of the Board of Directors administers the 401(k) Plan. Participants in the 401(k) Plan may make salary deferrals of up to 25% of the eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. Effective January 1, 2003, participants who have reached the age of 50 before the close of the plan year may be eligible to make catch-up salary deferral contributions, up to 25% of eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code.

The Company allows its U.S.-based officers, director-level employees, and its board members to defer a portion of their compensation under the Deferred Compensation Plan (the Plan). The Compensation Committee administers the Plan. At March 29, 2008, there were approximately 118 participants in the Plan who self-direct their contributions into investment options offered by the Plan. The Plan does not allow Plan participants to invest directly in Xilinx's stock. In the event Xilinx becomes insolvent, Plan assets are subject to the claims of the Company's general creditors. There are no Plan provisions that provide for any guarantees or minimum return on investments. At March 29, 2008, Plan assets were $27.0 million and obligations were $31.8 million. At March 31, 2007, Plan assets were $25.2 million and obligations were $29.1 million.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited the accompanying consolidated balance sheets of Xilinx, Inc. as of March 29, 2008 and March 31, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 29, 2008. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xilinx, Inc. at March 29, 2008 and March 31, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 29, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 2 and 14 to the consolidated financial statements, on April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." Also, as discussed in Note 2 to the consolidated financial statements, on April 2, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Xilinx, Inc.'s internal control over financial reporting as of March 29, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
May 27, 2008

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited Xilinx, Inc.'s internal control over financial reporting as of March 29, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Xilinx, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Xilinx, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 29, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xilinx, Inc. as of March 29, 2008 and March 31, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 29, 2008 of Xilinx, Inc. and our report dated May 27, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
May 27, 2008

XILINX, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Description	Beginning of Year	Charged (Credited) to Income	Deductions (a)	Balance at End of Year
For the year ended April 1, 2006:				
Allowance for doubtful accounts	$3,803	$ 582(b)	$ 783	$3,602
Allowance for customer returns	$ 66	$ 90	$ 61	$ 95
For the year ended March 31, 2007:				
Allowance for doubtful accounts	$3,602	$ 519(c)	$ 466	$3,655
Allowance for customer returns	$ 95	$ (4)	$ 9	$ 82
For the year ended March 29, 2008:				
Allowance for doubtful accounts	$3,655	$ —	$ 21	$3,634
Allowance for customer returns	$ 82	$ (3)	$ 79	$ —

(a) Represents amounts written off against the allowances or customer returns.

(b) In fiscal 2006, the amount includes $382 of allowance recorded in the acquisition of AccelChip which was not charged to operations.

(c) In fiscal 2007, the amount represents recovery of bad debts that were previously charged against the allowance for doubtful accounts which had no impact on operations.

SUPPLEMENTARY FINANCIAL DATA
Quarterly Data (Unaudited)

(In thousands, except per share amounts) Year ended March 29, 2008 (1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	
Net revenues	$445,912	$444,894	$474,806	$475,760	
Gross margin	277,434	274,772	300,392	301,786	
Income before income taxes	111,001	113,881	129,731	119,481	(2)
Net income	84,278	89,698	103,592	96,479	
Net income per common share: (3)					
Basic	$ 0.28	$ 0.30	$ 0.36	$ 0.34	
Diluted	$ 0.28	$ 0.30	$ 0.35	$ 0.34	
Shares used in per share calculations:					
Basic	297,720	298,008	289,703	284,523	
Diluted	303,198	302,226	293,036	286,321	
Cash dividends declared per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2008 was a 52-week year and each quarter was a 13-week quarter.

(2) Income before income taxes includes a loss on the sale of the Company's remaining UMC investment of $4,732 and an impairment loss on investments of $2,850.

(3) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

(In thousands, except per share amounts) Year ended March 31, 2007 (1)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Net revenues	$481,362		$467,180		$450,725		$443,472	
Gross margin	289,303		286,600		272,762		275,431	
Income before income taxes	107,467	(2)	119,288	(3)	103,117	(4)	101,274	(5)
Net income	82,491		93,046		87,509		87,626	
Net income per common share: (6)								
Basic	$ 0.24		$ 0.27		$ 0.26		$ 0.27	
Diluted	$ 0.24		$ 0.27		$ 0.26		$ 0.27	
Shares used in per share calculations:								
Basic	341,853		339,431		334,062		325,115	
Diluted	348,988		343,192		339,669		330,243	
Cash dividends declared per common share	$ 0.09		$ 0.09		$ 0.09		$ 0.09	

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2007 was a 52-week year and each quarter was a 13-week quarter.

(2) Income before income taxes includes stock-based compensation related to prior years of $2,209 and an impairment loss on investments of $437.

(3) Income before income taxes includes a gain of $5,993 from the sale of a portion of the Company's UMC investment.

(4) Income before income taxes includes a loss related to litigation settlements and contingencies of $2,500, an impairment loss on investments of $1,513 and a gain of $1,023 from the sale of a portion of the Company's UMC investment.

(5) Income before income taxes includes a charge of $5,934 related to an impairment of a leased facility that the Company no longer intends to occupy.

(6) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out, under the supervision of and with the participation of Xilinx, Inc.'s management, including our CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Form 10-K, the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended March 29, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This system of internal control is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal control over financial reporting involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the system of internal control over financial reporting is supported by the selection, retention and training of qualified personnel and an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal control is periodically reviewed and modified in response to changing conditions.

Because of its inherent limitations, no matter how well designed, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements or all fraud. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has used the criteria established in the Report '*Internal Control — Integrated Framework*' issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our internal control over financial reporting. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of March 29, 2008.

The effectiveness of the Company's internal control over financial reporting as of March 29, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8, of this Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14A under the Exchange Act (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report included in the Proxy Statement.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item concerning the Company's executive officers is incorporated herein by reference to Item 1. "Business – Executive Officers of the Registrant" within this Form 10-K.

The information required by this item concerning the Company's directors and corporate governance matters is incorporated herein by reference to the sections entitled "Proposal One-Election of Directors," "Board of Directors – Principles of Corporate Governance," and "Director Independence, Board Meetings and Committees" in our Proxy Statement.

The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K is incorporated herein by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

Our codes of conduct and ethics and significant corporate governance principles are available on the investor relations page of our website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders without charge upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose CA 95124.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item concerning executive compensation is incorporated herein by reference to the sections entitled "Compensation of Directors" and "Executive Compensation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(4) of Regulation S-K is incorporated herein by reference to the section entitled "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(5) of Regulation S-K is incorporated herein by reference to the section entitled "Report of the Compensation Committee of the Board of Directors" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item pursuant to Item 403 of Regulation S-K is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement. The information required by Item 201(d) of Regulation S-K is set forth below.

The table below sets forth certain information as of March 29, 2008 about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans (shares in thousands):

Equity Compensation Plan Information

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	B Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders			
1997 Stock Plan	46,030	$32.91	0 (1)
2007 Plan	5,370 (2)	$24.41 (3)	9,630 (4)
Employee Stock Purchase Plan	N/A	N/A	7,847
Total-Approved Plans	51,400	$32.36	17,477
Equity Compensation Plans NOT Approved by Security Holders (5)			
Supplemental Stock Option Plan (6)	14	$33.81	0
Total-All Plans	51,414	$32.36	17,477

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

(2) Includes 2.2 million shares issuable upon vesting of RSUs that the Company granted under the 2007 Plan.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) On July 26, 2006, the stockholders approved the adoption of the 2007 Plan and authorized 10.0 million shares to be reserved for issuance thereunder. The 2007 Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. On August 9, 2007 our stockholders authorized the reserve of an additional 5.0 million shares. All of the shares reserved for issuance under the 2007 Plan may be granted as stock options, stock appreciation rights, restricted stock or RSUs.

(5) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807 thousand option shares were assumed by the Company. Of this amount, a total of 44 thousand option shares, with an average weighted exercise price of $18.71, remained outstanding as of March 29, 2008. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(6) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board of Directors were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item concerning related party transactions is incorporated herein by reference to the section entitled "Related Transactions" in our Proxy Statement.

The information required by this item concerning director independence pursuant to Item 407(a) of Regulation S-K is incorporated herein by reference to the section entitled "Director Independence, Board Meetings and Committees" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Ratification of Appointment of External Auditors" and "Fees Paid to Ernst & Young LLP" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The financial statements required by Item 15(a) are included in Item 8 of this Annual Report on Form 10-K.

(2) The financial statement schedule required by Item 15(a) (Schedule II. Valuation and Qualifying Accounts) is included in Item 8 of this Annual Report on Form 10-K.

Schedules not filed have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

(3) The exhibits listed below in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

EXHIBIT LIST

		Incorporated by Reference				
Exhibit No	**Exhibit Title**	**Form**	**File No.**	**Exhibit**	**Filing Date**	**Filed Herewith**
3.1	Restated Certificate of Incorporation, as amended to date	10-K	000-18548	3.1	05/30/07	
3.2	Bylaws of the Company, as amended and restated as of May 3, 2006	10-K	000-18548	3.2	05/31/06	
4.1	Indenture dated March 5, 2007 between the Company as Issuer and the Bank of New York Trust Company, N.A. as Trustee	10-K	000-18548	4.1	05/30/07	
4.2	Registration Rights Agreement dated March 5, 2007 between the Company and J.P. Morgan Securities Inc.	10-K	000-18548	4.2	05/30/07	
10.1*	1988 Stock Option Plan, as amended	S-1	333-34568	10.15	06/11/90	
10.2*	1990 Employee Qualified Stock Purchase Plan	S-8	333-127318	4.1	08/09/05	
10.3*	1997 Stock Plan and Form of Stock Option Agreement	S-8	333-127318	4.2	08/09/05	
10.4*	Form of Indemnification Agreement between the Company and its officers and directors	S-1	333-34568	10.17	06/11/90	
10.5†	Advance Payment Agreement entered into on May 17, 1996 between Seiko Epson Corporation and the Company	10-K	000-18548	10.16	06/27/96	
10.6†	Amended and Restated Advance Payment Agreement with Seiko dated December 12, 1997	10-Q	000-18548	10.5	02/05/98	
10.7*	Supplemental Stock Option Plan	10-K	000-18548	10.16	06/17/02	
10.8	Xilinx, Inc. Master Distribution Agreement with Avnet	10-Q	000-18548	10.1	11/04/05	
10.9*	Letter Agreement dated June 2, 2005 between the Company and Jon A. Olson	10-Q/A	000-18548	10.1	08/12/05	
10.10*	Letter Agreement dated October 20,2006 between the Company and Iain Morris	8-K	000-18548	99.2	11/02/06	
10.11*	2007 Equity Incentive Plan	10-K	000-18548	10.23	05/30/07	
10.12*	Form of Stock Option Agreement under 2007 Equity Incentive Plan	10-K	000-18548	10.24	05/30/07	

10.13*	Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan	10-K	000-18548	10.25	05/30/07	
10.14*	Form of Performance Based Restricted Stock Unit Agreement under 2007 Equity Incentive Plan	8-K	000-18548	99.1	07/05/07	
10.15*	Summary of Fiscal 2008 Executive Incentive Plan	8-K	000-18548	N/A	07/30/07	
10.16*	Amended and Restated Executive Succession Agreement dated November 7, 2007 between the Company and Willem P. Roelandts	10-Q	000-18548	10.27	11/08/07	
10.17*	Letter Agreement dated January 4, 2008 between the Company and Moshe N. Gavrielov	8-K	000-18548	99.2	01/07/08	
10.18*	Amendment of Employment Agreement dated February 14, 2008 between the Company and Jon A. Olson	8-K	000-18548	99.1	02/20/08	
12.1	Ratio of Earnings to Fixed Charges					X
21.1	Subsidiaries of the Company					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included in the signature page)					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

*Management contract or compensatory plan or arrangement required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 15(b) herein
†Confidential treatment requested as to certain portions of this document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 28th day of May 2008.

XILINX, INC.

By: /s/ Moshe N. Gavrielov

Moshe N. Gavrielov,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Moshe N. Gavrielov and Jon A. Olson, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his/her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MOSHE N. GAVRIELOV (Moshe N. Gavrielov)	President and Chief Executive Officer (Principal Executive Officer) and Director	May 28, 2008
/s/ JON A. OLSON (Jon A. Olson)	Senior Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	May 28, 2008
/s/ WILLEM P. ROELANDTS (Willem P. Roelandts)	Chairman of the Board of Directors	May 28, 2008
/s/ JOHN L. DOYLE (John L. Doyle)	Director	May 28, 2008
/s/ JERALD G. FISHMAN (Jerald G. Fishman)	Director	May 28, 2008
/s/ PHILIP T. GIANOS (Philip T. Gianos)	Director	May 28, 2008
/s/ WILLIAM G. HOWARD, JR. (William G. Howard, Jr.)	Director	May 28, 2008
/s/ J. MICHAEL PATTERSON (J. Michael Patterson)	Director	May 28, 2008
/s/ MARSHALL C. TURNER (Marshall C. Turner)	Director	May 28, 2008
/s/ ELIZABETH W. VANDERSLICE (Elizabeth W. Vanderslice)	Director	May 28, 2008



PROXY

2008

XILINX®

July 2, 2008

Dear Xilinx Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders to be held on Thursday, August 14, 2008 at 11:00 a.m. Pacific Daylight Time, at the headquarters of Xilinx, Inc. ("Xilinx" or the "Company") located at 2050 Logic Drive, San Jose, California 95124. We look forward to your attendance either in person or by proxy. At this meeting, the agenda includes:

- the annual election of directors;
- a proposal to approve amendments to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares and to extend the term of the plan by an additional twenty (20) years;
- a proposal to approve an amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 4,000,000 shares; and
- a proposal to ratify the appointment of our external auditors, Ernst & Young LLP.

The foregoing matters are more fully described in the attached proxy statement. The agenda will also include any other business that may properly come before the meeting or any adjournment or postponement thereof. The Board of Directors recommends that you vote **FOR** the election of each of the director nominees nominated by the Nominating and Governance Committee of the Board of Directors, **FOR** the increase in the number of shares in the Company's Employee Qualified Stock Purchase Plan and the extension of the term of such plan, **FOR** the increase in the number of shares in the Company's 2007 Equity Incentive Plan, and **FOR** the ratification of appointment of Ernst & Young LLP as external auditors of the Company for the fiscal year ending March 28, 2009. Please refer to the proxy statement for detailed information on each of the proposals.

You may choose to vote your shares in one of the following ways: (1) via the Internet at Broadridge Investor Communication Solutions' voting website (www.proxyvote.com); (2) telephonically by calling the telephone number shown in the proxy card; (3) by voting in person at the annual meeting; or (4) by requesting, completing and mailing in a paper proxy card, as outlined in the Notice Regarding Internet Availability of Proxy Materials.

The Xilinx 2008 Annual Meeting will be held solely to tabulate the votes cast and report the results of voting on the matters described in the attached proxy statement. Certain senior executives of Xilinx will be in attendance to answer questions following the Annual Meeting. However, no formal presentation concerning the business of Xilinx will be made at the Annual Meeting.

Whether or not you plan to attend, please take a few minutes now to vote online or via telephone or, alternatively, request a paper proxy card and mark, sign and date your proxy and return it by mail so that your shares will be represented.

Thank you for your continuing interest in Xilinx.

Very truly yours,

/s/ Moshe N. Gavrielov
Moshe N. Gavrielov
President and Chief Executive Officer

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, REQUEST, COMPLETE AND MAIL IN A PAPER PROXY CARD. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 1 FOR ADDITIONAL INFORMATION.

XILINX, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Thursday, August 14, 2008

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), will be held on Thursday, August 14, 2008 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters located at 2050 Logic Drive, San Jose, California 95124 for the following purposes:

1. To elect the following nine (9) nominees for director to serve on the Board of Directors for the ensuing year or until their successors are duly elected and qualified: Willem P. Roelandts, Moshe N. Gavrielov, John L. Doyle, Jerald G. Fishman, Philip T. Gianos, William G. Howard, Jr., J. Michael Patterson, Marshall C. Turner and Elizabeth W. Vanderslice;

2. To approve amendments to our 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares and to extend the term of such plan by twenty (20) years;

3. To approve an amendment to our 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 4,000,000 shares;

4. To ratify the appointment of Ernst & Young LLP, an independent registered public accounting firm, as external auditors of Xilinx, for the fiscal year ending March 28, 2009; and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on June 16, 2008 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. Certain senior executives of Xilinx will be in attendance to answer questions following the Annual Meeting, however, there will be no formal presentation concerning the business of Xilinx. However, to ensure your representation at the meeting, you are urged to vote as soon as possible.

You may vote your shares in one of the following ways: (1) via the Internet at Broadridge Investor Communication Solutions' voting website (www.proxyvote.com); (2) telephonically by calling the telephone number shown in the proxy card; (3) by voting in person at the annual meeting; or (4) by requesting, completing and mailing in a paper proxy card, as outlined in the Notice Regarding Internet Availability of Proxy Materials ("Internet Notice"). **If you have Internet access, we encourage you to record your vote on the Internet.**

FOR THE BOARD OF DIRECTORS
/s/ Scott R. Hover-Smoot
Scott R. Hover-Smoot
Secretary

San Jose, California
July 2, 2008

THIS PROXY STATEMENT AND THE ACCOMPANYING PROXY ARE BEING PROVIDED ON OR ABOUT JULY 2, 2008 IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF THE BOARD OF DIRECTORS OF XILINX, INC. IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, REQUEST, COMPLETE AND MAIL IN A PAPER PROXY CARD. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 1 FOR ADDITIONAL INFORMATION.

XILINX, INC.

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

This proxy statement, the enclosed proxy card and the Annual Report on Form 10-K for the fiscal year ended March 29, 2008 (the "Form 10-K") are being provided to stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), on or about July 2, 2008 in connection with the solicitation by the Board of Directors (the "Board") of proxies to be used at the Annual Meeting of Stockholders of the Company ("Annual Meeting") to be held on Thursday, August 14, 2008 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters, located at 2050 Logic Drive, San Jose, California 95124, and any adjournment and postponement thereof.

The cost of preparing, assembling and delivery of the notice of Annual Meeting, proxy statement and form of proxy and the solicitation of proxies will be paid by Xilinx. We have retained the services of The Altman Group to assist in obtaining proxies from brokers and nominees of stockholders for the Annual Meeting. The estimated cost of such services is approximately $6,500 plus out-of-pocket expenses. Proxies may also be solicited in person or by telephone or electronically by Xilinx personnel who will not receive any additional compensation for such solicitation. We will pay brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

We anticipate that the Internet Notice will be mailed on or about July 2, 2008 to all stockholders entitled to vote at the meeting. This proxy statement and the Form 10-K have been made available to all stockholders entitled to vote at the Annual Meeting and who received an Internet Notice.

You may obtain paper copies of the proxy materials referenced above by following the instructions on the Internet Notice.

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

Internet Availability of Proxy Materials

The Securities and Exchange Commission (the "SEC") recently adopted rules that allow us to furnish our proxy materials to our stockholders through the Internet, rather than by mail. We believe that it is in the best interests of our stockholders to take advantage of these rules and reduce the expenses associated with printing and mailing proxy materials to all of our stockholders. In addition, as a corporate citizen, we want to reduce the use of natural resources and the environmental impact of printing and mailing the proxy materials. As a result, you will not receive hard copies of the proxy materials unless you specifically request them.

The Internet Notice provides instructions on how you can 1) access the proxy materials on the Internet, 2) access your proxy and 3) vote on the Internet. If you would like to receive hard copies of the proxy materials, please follow the instructions on the Internet Notice. If you share an address with another stockholder and received only one Internet Notice, you may write or call us to request a separate copy of the proxy materials at no cost to you.

Voting

Each stockholder is entitled to one (1) vote for each share of Xilinx common stock ("Common Stock") held by such stockholder as of the Record Date (as defined below) with respect to all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Record Date

Only stockholders of record at the close of business (5:00 p.m., Eastern Daylight Time) on June 16, 2008 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. For information regarding holders of more than 5% of the outstanding Common Stock, see "Security Ownership of Certain Beneficial Owners and Management."

Shares Outstanding

As of the close of business on May 16, 2008 there were 279,262,797 shares of Common Stock outstanding. The closing price of the Company's Common Stock on May 16, 2008, as reported by the NASDAQ Global Select Market ("NASDAQ") was $26.94 per share.

Proxy Voting; Voting via the Internet and Telephone

Shares of Common Stock for which proxy cards are properly voted via the Internet or by telephone or properly executed and returned, will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted "FOR" the election of each of the nominees to the Board named herein, "FOR" the approval of the amendments to the Company's 1990 Employee Qualified Stock Purchase Plan, "FOR" the approval of the amendment of the Company's 2007 Equity Incentive Plan, and "FOR" the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as the Company's external auditors for fiscal year 2009. It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the accompanying proxy card will vote in accordance with their discretion with respect to such matters.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. Most stockholders have three (3) options for submitting their votes: (1) via the Internet, (2) by phone or (3) by mail. To vote by mail, you must follow the instructions on the Internet Notice to request hard copies of the proxy materials and then mail in a paper proxy card. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient, reduces the use of natural resources and saves significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. For further instructions on voting, see the Internet Notice and your proxy card. If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, phone or mail, will be superseded by the vote that you cast at the Annual Meeting.

If at the close of business on the Record Date, your shares were not issued directly in your name, but rather were held in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name." The broker, bank or other agent holding your shares in that account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent prior to the Annual Meeting.

Householding

In an effort to conserve natural resources and reduce printing costs and postage fees, the Company has adopted a practice approved by the SEC called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one (1) copy of the Internet Notice unless one (1) or more of these stockholders notifies the Company that they wish to continue receiving individual copies.

If you share an address with another stockholder and received only one (1) Internet Notice and would like to request a copy of the proxy materials, please send your request to: Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, Attn: Investor Relations, call Investor Relations at (408) 879-5198, or visit the Company's website at www.investor.xilinx.com. Xilinx will deliver a separate copy of these materials promptly upon receipt of your written or oral request.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. The required quorum for the transaction of business at the Annual Meeting is a majority of the outstanding shares of Common Stock as of the Record Date. Shares of Common Stock entitled to vote and represented at the Annual Meeting by proxy or in person will be tabulated by the inspector of elections appointed for the Annual Meeting and counted towards the quorum. Abstentions and broker non-votes will also be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

Votes Counted; Abstentions; Broker Non-Votes

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count "For" and "Withheld" votes with respect to the election of directors and, with respect to any proposals other than the election of directors, "For" and "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions will have no effect on the outcome of the election of directors but will be counted as "Against" votes with respect to any proposals other than the election of directors. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares of Common Stock are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions, under the rules that govern brokers who are record owners of shares that are held in street name for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote them on non-routine matters. Proposal One (election of directors) and Proposal Four (ratification of external auditors) are routine matters. Proposal Two (amendments to the 1990 Employee Qualified Stock Purchase Plan) and Proposal Three (amendment to the 2007 Equity Incentive Plan) are non-routine matters.

Vote Required

With respect to the election of directors, each nominee for Director receiving more votes "for" than votes "withheld" shall be elected as a Director. Shares not present and shares voting "abstain" will have no effect on the election of directors.

The affirmative vote of a majority of the shares of Common Stock present and entitled to vote either in person or by proxy will be required to (i) approve the amendments to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares and extend the term of such plan; (ii) approve the amendment of the Company's 2007 Equity Incentive Plan to increase the number of shares to be reserved for issuance thereunder by 4,000,000 shares; and (iii) ratify the appointment of Ernst & Young LLP as external auditors for fiscal year 2009. Abstentions will have the effect of a vote against approval of the amendments to the 1990 Employee Qualified Stock Purchase Plan, against approval of the amendment to the 2007 Equity Incentive Plan and against the ratification of Ernst & Young LLP. Broker non-votes will have no effect on the outcome of the vote on any of the proposals.

In the absence of instructions, shares of Common Stock represented by valid proxies shall be voted in accordance with the recommendations of the Board as shown on the proxy.

Revocability of Proxies

A stockholder giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Company, at 2100 Logic Drive, San Jose, California 95124, a written notice of revocation or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, be sufficient to revoke a proxy. Any stockholder owning Common Stock in street name wishing to revoke his/her voting instructions must contact the bank, brokerage firm or other custodian who holds his/her shares and obtain a legal proxy from such bank or brokerage firm to vote such shares in person at the Annual Meeting.

Deadline for Receipt of Stockholder Proposals

To be eligible for inclusion in the Company's proxy statement for the Company's 2009 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholder proposals must be received by the Secretary of the Company at our principal executive offices at 2100 Logic Drive, San Jose, California, 95124 no later than March 4, 2009. In order for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received by the Secretary of the Company at our principal executive offices no later than May 18, 2009. In addition, the Company's Prior Notice For Inclusion on Agenda Bylaw provision requires that stockholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of the Company's Bylaws, not later than May 16, 2009 and not earlier than April 16, 2009; provided however, that if the

Company's 2009 annual meeting of stockholders is called for a date that is not within twenty-five (25) days before or after the anniversary of the Annual Meeting, then to be considered timely, stockholder proposals must be received by the Secretary of the Company at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the Company's 2009 annual meeting of stockholders was mailed or publicly disclosed, whichever occurs first. The full text of the Company's Prior Notice for Inclusion on Agenda Bylaw provision described above may be obtained by writing to the Secretary of the Company.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of nine (9) directors ("Directors") is to be elected at the Annual Meeting. Pursuant to action by the Board's Nominating and Governance Committee, the Company is nominating the nine (9) individuals named below, each of whom is currently a Director of the Company. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the Company's nine (9) nominees named below. In the event that any nominee of the Company is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill the vacancy. The Company is not aware of any nominee who will be unable to serve as a Director. The term of office of each person elected as a Director will continue until the next annual meeting of stockholders or until his or her successor has been elected and qualified.

Name of Nominee	Age	Principal Occupation	Director Since
Willem P. Roelandts	63	Chairman of the Board	1996
Moshe N. Gavrielov	53	President and Chief Executive Officer ("CEO")	2008
John L. Doyle	76	Consultant, Chair of the Audit Committee of the Board	1994
Jerald G. Fishman	62	President and CEO, Analog Devices, Inc., Lead Independent Director	2000
Philip T. Gianos	58	Investor, InterWest Partners, Chair of the Compensation Committee of the Board	1985
William G. Howard, Jr.	66	Consultant	1996
J. Michael Patterson	62	Consultant	2005
Marshall C. Turner	66	Consultant	2007
Elizabeth W. Vanderslice	44	Chair of the Nominating and Governance Committee of the Board	2000

Mr. Roelandts joined the Company in January 1996 as CEO and a member of the Company's Board. In April 1996, he was appointed to the additional position of President of the Company and was elected Chairman of the Board on August 7, 2003. Mr. Roelandts retired as President and CEO in January 2008. Prior to joining the Company, Mr. Roelandts served at Hewlett-Packard Company, a technology solutions provider, as Senior Vice President and General Manager of Computer Systems Organizations from August 1992 through January 1996 and as Vice President and General Manager of the Network Systems Group from December 1990 through August 1992. Mr. Roelandts has served on the board of directors of Applied Materials, Inc., a developer and supplier of nanomanufacturing technology solutions for the electronic industry, since March 2004.

Mr. Gavrielov joined the Company in January 2008 as President and CEO and was appointed to the Board of Directors in February 2008. Prior to joining the Company, he served at Cadence Design Systems, Inc., an electronic design automation company, as Executive Vice President and General Manager of the Verification Division from April 2005 through November 2007. Mr. Gavrielov served as CEO of Verisity Ltd., an electronic design automation company, from March 1998 to April 2005 prior to its acquisition by Cadence Design Systems, Inc. Prior to joining Verisity, Mr. Gavrielov spent nearly 10 years at LSI Corporation (formerly LSI Logic Corporation), a semiconductor manufacturer, in a variety of executive management positions, including Executive Vice President of the Products Group, Senior Vice President and General Manager of International Marketing and Sales and Senior Vice President and General Manager of LSI Logic Europe plc. Prior to joining LSI Corporation, Mr. Gavrielov held various engineering and engineering management positions at Digital Equipment Corporation and National Semiconductor Corporation.

Mr. Doyle joined the Company's Board in 1994. Mr. Doyle held numerous positions at Hewlett-Packard Company, including executive management, from 1976 to 1991. Mr. Doyle is an independent consultant and has served as a director of Analog Devices, Inc., a semiconductor manufacturer, since 1987.

Mr. Fishman has been President and CEO of Analog Devices, Inc., since November 1996. Mr. Fishman also serves as a director of Analog Devices, Inc. and Cognex Corporation, a supplier of machine vision sensors and systems. Please refer to "Other Matters" at the end of this proxy statement for additional information regarding an SEC inquiry concerning Analog Devices, Inc. and Mr. Fishman.

Mr. Gianos has been an investor at InterWest Partners, a venture capital firm focused on information technology and life sciences, since August 1982. Prior to joining InterWest Partners, Mr. Gianos was with IBM Corporation, an information technology company, for eight years in engineering management.

Dr. Howard has worked as an independent consultant for various semiconductor and microelectronics companies since December 1990. From October 1987 to December 1990, Dr. Howard was a senior fellow at the National Academy of Engineering conducting studies of technology management. Dr. Howard held various management positions at Motorola, Inc., a wireless and broadband communications company, between 1969 and 1987 including Senior Vice President and Director of Research and Development. Dr. Howard also serves as a director of Ramtron International Corporation, a manufacturer of memory products.

Mr. Patterson was employed by PricewaterhouseCoopers ("PWC"), a public accounting firm, from 1970 to 2001. The positions he held during his 31-year career at PWC include chair of the national high tech practice, chair of the semiconductor tax practice, department chair for PWC's Silicon Valley tax practice and managing partner of PWC's Silicon Valley office. Mr. Patterson serves on a few boards of private companies and advises charitable organizations.

Mr. Turner served as Chairman and CEO of Dupont Photomasks, Inc., a manufacturer of photomasks for semiconductor chip fabricators, from June 2003 until its sale in April 2005, and then as President and CEO of the company, renamed "Toppan Photomasks, Inc.," through May 2006. Mr. Turner is also a member of the board of directors of the AllianceBernstein Funds, MEMC Electronic Materials, Inc., and several private and non-profit corporations.

Ms. Vanderslice served as a General Manager of Terra Lycos, Inc., an Internet access and interactive content provider, from July 1999 until July 2001. Prior to joining Terra Lycos, Ms. Vanderslice was a Vice President of Wired Digital, Inc., an online services company, beginning in 1995 and served as its President and CEO from 1996 through June 1999 when she led its acquisition by Terra Lycos. Prior to joining Wired Digital, Ms. Vanderslice served as a principal in the investment banking firm Sterling Payot Company and in 1994 became a Vice President at H. W. Jesse & Co., a San Francisco investment banking and business strategy-consulting firm spun off from Sterling Payot.

There are no family relationships among the executive officers of the Company or the Board.

Required Vote

Each nominee receiving more votes "for" than "withheld" shall be elected as a Director.

**THE BOARD RECOMMENDS A VOTE "FOR"
THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.**

PROPOSAL TWO

AMENDMENTS TO 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

The Company's 1990 Employee Qualified Stock Purchase Plan (the "ESPP") provides eligible employees of the Company and its participating subsidiaries with the opportunity to purchase shares of Common Stock at a discounted price through payroll deductions. During the fiscal year ended March 29, 2008, the Company issued 2,133,242 shares of Common Stock under the ESPP. As of March 29, 2008, a total of 7,847,699 shares remained available for issuance under the ESPP, not including the 2,000,000 additional shares of Common Stock that would be authorized if the amendment described below is approved.

Proposal

At the Annual Meeting, the stockholders will be asked to approve amendments to the ESPP to increase by 2,000,000 the maximum number of shares of Common Stock that may be issued under the plan and to extend the term of the ESPP for an additional 20 years.

Unless a sufficient number of shares are authorized and reserved under the ESPP at the beginning of each offering period (August 1 and February 1) to cover the number of shares purchased throughout its entire 24-month term, the Company may incur additional compensation expense for financial statement purposes for each period in which the sale of shares is dependent on obtaining stockholder approval of an additional share authorization. The Board believes an additional 2,000,000 shares will be necessary to provide for offering periods commencing before the next annual meeting of stockholders.

The ESPP was initially adopted on January 26, 1990 with a term of 20 years, which will expire on January 26, 2010. To ensure continuity of the ESPP for the duration of offering periods commencing before the next annual meeting of stockholders and beyond, the stockholders will be asked to approve a 20-year extension to the plan's term.

On May 14, 2008, subject to stockholder approval, the Board adopted amendments to the ESPP to increase the number of shares authorized for issuance under the plan by 2,000,000 and to extend the term of the ESPP for an additional 20 years. If these amendments are approved by the stockholders, the total number of shares available for issuance under the ESPP immediately following such approval will be 9,847,699 and its term will be extended to January 26, 2030.

The Board believes that participation by the Company's employees in the ESPP promotes the success of the Company's business through broad-based equity ownership among the employees. The Board further believes that the ESPP is an integral component of the Company's benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock.

As long as the ESPP remains in effect, the Company will ask the stockholders each year for the number of additional shares required to meet the Company's projected share commitments for offering periods beginning before the next annual meeting of stockholders.

Subject to the eligibility requirements described below, most of the Company's 3,415 employees (as of March 29, 2008) are eligible to participate in the ESPP. As of March 29, 2008, approximately 80% of the Company's employees were participating in the ESPP.

Summary of the 1990 Employee Qualified Stock Purchase Plan, as Amended

A summary of the material terms of the ESPP, as amended, is set forth below and is qualified, in its entirety, by the full text of the plan set forth in Appendix A to this proxy statement. A copy of the ESPP can be obtained from us at no charge upon request. A copy of the ESPP reflecting the proposed amendments is also attached as Appendix A to our 2008 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov.

Purpose

The purpose of the ESPP is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions.

Administration

The ESPP may be administered by the Board or a committee appointed by the Board. All questions of interpretation of the ESPP are determined by the Board or its committee, whose decisions are final and binding upon all participants. Currently, the Compensation Committee administers the ESPP.

Authorized Shares

Currently, a maximum of 38,540,000 shares of our Common Stock are authorized for issuance under the ESPP, of which 7,847,699 shares of our Common Stock remained available for future issuance as of March 29, 2008, subject to appropriate adjustments in the event of any stock dividend, stock split, reverse stock split, recapitalization or similar change in the capital structure of the Company, or in the event of any merger, sale of assets or other reorganization of the Company. The Board has amended the ESPP, subject to stockholder approval, to authorize an additional 2,000,000 shares for issuance under the ESPP, which would result in a total of 9,847,699 shares of our Common Stock being available for future purchases.

Eligibility

Subject to certain limitations imposed by Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), any person who is employed by the Company (or any designated subsidiary) as of the commencement of an offering period under the ESPP and is customarily employed for at least 20 hours per week and more than five months in a calendar year is eligible to participate in the offering period. Eligible employees may become participants in the ESPP by delivering to the Company a subscription agreement authorizing payroll deductions on or before the first day of the applicable offering period. As of March 29, 2008, most of the Company's 3,415 employees, including nine (9) current and former executive officers, were eligible to participate in the ESPP.

Offering Periods

The ESPP is implemented by consecutive and overlapping 24-month offering periods, with a new offering period commencing on or about the first day of February and August of each year. The Board may change the duration of any offering period without stockholder approval, provided that no offering period may exceed 27 months in duration.

Purchase Price

Each 24-month offering period consists of four exercise periods of six months' duration. The last day of each exercise period, which occurs on or about January 31 and July 31 of each year, is an exercise date on which each participant in the offering period acquires shares. The purchase price of the shares offered under the ESPP in a given exercise period is the lower of 85% of the fair market value of the Common Stock on the first date of the offering period containing that exercise period or 85% of the fair market value of the Common Stock on the exercise date. The fair market value of the Common Stock on a given date is the closing sale price of the Common Stock on such date as reported by NASDAQ. On March 28, 2008, the last trading day of the fiscal year, the closing price of our Common Stock as reported on NASDAQ was $23.09 per share.

Payroll Deductions

The purchase price for the shares is accumulated through payroll deductions during each offering period. Payroll deductions commence on the first payday following the commencement of an offering period and end on the last exercise date of the offering period, unless sooner terminated as provided in the ESPP. A participant may not authorize deductions of more than 15% or less than 2% of the participant's eligible compensation, which is defined by the ESPP to include all regular straight time earnings and any payments for overtime, shift premiums, incentive compensation, bonuses, commissions or other compensation for a given offering period. The Company may limit a participant's payroll deductions in any calendar year as necessary to avoid accumulating an amount in excess of the maximum amount the Tax Code permits to be applied toward the purchase of shares in any offering under the ESPP. A participant may discontinue participating in the ESPP, or may decrease the rate of payroll deductions during the offering period. Upon withdrawal from the ESPP, the Company will refund, without interest, the participant's accumulated payroll deductions not previously applied to the purchase of shares.

Grant and Exercise of Purchase Right

In general, the maximum number of shares subject to purchase by a participant in an exercise period is that number determined by dividing the amount of the participant's total payroll deductions accumulated prior to the relevant exercise date by the lower of 85% of the fair market value of the Common Stock at the beginning of the offering period or on the exercise date. However, the maximum number of shares a participant may purchase in any offering period is a number determined by dividing $50,000 by the fair market value of a share of Common Stock on the first day of the offering period. Unless a participant withdraws from the ESPP, the participant's right to purchase shares is exercised automatically on each exercise date for the maximum number of whole shares that may be purchased at the applicable price.

No employee will be permitted to subscribe for shares under the ESPP if, immediately after the grant of a purchase right, the employee would own and/or hold purchase rights to acquire 5% or more of the voting securities of the Company. Further, no employee may be granted a purchase right which would permit the employee to accrue a right to purchase more than $25,000 worth of stock (determined by the fair market value of the shares at the time the purchase right is granted) for each calendar year in which the purchase right is outstanding at any time.

Automatic Transfer to Low Price Offering Period

In the event that the fair market value of the Company's Common Stock on any exercise date (other than the last exercise date of an offering period) is less than on the first day of the offering period, all participants will be withdrawn from the offering period after the exercise of their purchase right on such exercise date and enrolled as participants in a new offering period commencing on or about the day following such exercise date. A participant may elect to remain in the previous offering period by filing a written statement declaring such election prior to the time of the automatic change to the new offering period.

Withdrawal; Termination of Employment

A participant may withdraw all, but not less than all, payroll deductions credited to his or her account but not yet used to exercise a purchase right under the ESPP at any time by signing and delivering to the Company a notice of withdrawal from the ESPP. Any withdrawal by the participant of accumulated payroll deductions for a given offering period automatically terminates the participant's interest in that offering period. The failure to remain in the continuous employment of the Company for at least twenty (20) hours per week during an offering period will be deemed to be a withdrawal from that offering period.

Transferability

No rights or accumulated payroll deductions of a participant under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or pursuant to the ESPP) and any attempt to so assign or transfer may be treated by the Company as an election to withdraw from the ESPP.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company, proportionate adjustments will be made by the Board to the number of shares authorized for issuance under the ESPP and subject to each outstanding purchase right and in the purchase price per share.

In the event of a sale of all or substantially all of the assets of the Company or a merger of the Company with another corporation, the acquiring or successor corporation or its parent may assume the purchase rights outstanding under the ESPP or substitute equivalent purchase rights for the acquiror's stock, provided that the Board may instead accelerate the exercise date of all offering periods then in progress to a date prior to the transaction.

Amendment or Termination

The Board may at any time and for any reason amend or terminate the ESPP, except that (other than in limited circumstances set forth in the ESPP) termination will not affect purchase rights previously granted, and no amendment may make any change in any purchase right previously granted that adversely affects the participant's rights. Stockholder approval must be obtained for any amendment to the extent necessary to comply with applicable law. Under its current terms, the ESPP will expire on January 26, 2010. The Board has amended the ESPP, subject to stockholder approval, to extend its term until January 26, 2030.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant and the Company with respect to the purchase of shares under the ESPP does not purport to be complete, and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Tax Code. Under these provisions, no income will be taxable to a participant at the time of grant of the purchase right or purchase of shares. Upon disposition of the shares, the participant will generally be subject to tax, and the amount of the tax will depend upon the length of time the shares have been held by the participant. If the shares have been held by the participant for more than two (2) years after the date of grant of the purchase right and more than one (1) year after the date on which the shares were purchased, then the purchaser will recognize ordinary income equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price or (b) 15% of the fair market value of the shares on the first day of the offering period. Any further gain upon such disposition will be treated as long-term capital gain. If the shares are disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally equal to the excess of the fair market value of the purchased shares on the date of the purchase over the purchase price. Any additional gain or loss on the sale will be a capital gain or loss, which will be either long-term or short-term depending on the actual period for which the shares were held. The Company is entitled to a deduction for amounts taxed as ordinary income reported by participants upon disposition of shares within two (2) years from date of grant or one (1) year from the date of acquisition.

New Plan Benefits

The number of shares that may be purchased under the ESPP will depend on each participant's voluntary election to participate and on the fair market value of the Common Stock of the Company on future purchase dates, and therefore the actual number of shares that may be purchased by any individual is not determinable. No purchase rights have been granted and no shares of Common Stock of the Company have been issued with respect to the 2,000,000 additional shares for which stockholder approval is being sought.

Number of Shares Purchased by Certain Individuals and Groups

The following table sets forth (i) the aggregate number of shares of Common Stock of the Company purchased under the ESPP by the listed persons and groups during fiscal 2008, and (ii) the market value of shares purchased pursuant to the ESPP on the date of such purchase, minus the purchase price of such shares thereunder for the individuals and groups listed below:

Employee Stock Purchase Plan

Name and Position	Dollar Value ($)	Number of Shares
Moshe N. Gavrielov President and CEO	—	—
Willem P. Roelandts President, CEO (Retired) and Chairman of the Board	—	—
Iain M. Morris (Former) Executive Vice President and General Manager	—	—

Jon A. Olson Senior Vice President and Chief Financial Officer	6,072	1,249
Patrick W. Little Senior Vice President, Products and Market Development	6,080	1,250
Boon C. Ooi Senior Vice President, Worldwide Operations and Business Process Reengineering	6,072	1,249
Omid Tahernia (Former) Vice President and General Manager	3,636	455
All current executive officers, as a group	18,224	3,748
All Directors who are not executive officers, as a group(1)	N/A	N/A
All employees who are not executive officers, as a group	13,028,331	2,127,790

(1) Non-employee directors are not eligible to participate in the ESPP.

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF AMENDMENTS TO THE COMPANY'S EMPLOYEE QUALIFIED STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER BY 2,000,000 SHARES AND EXTEND ITS TERM FOR AN ADDITIONAL TWENTY (20) YEARS.

PROPOSAL THREE

AMENDMENT TO THE 2007 EQUITY INCENTIVE PLAN

Proposal

At the Annual Meeting, the stockholders are being requested to approve an amendment to the 2007 Equity Incentive Plan (the "2007 Plan"), to increase by 4,000,000 the number of shares of Common Stock authorized for issuance to a new total of 19,000,000 shares.

The 2007 Plan was adopted by the Company's Board on May 3, 2006, and approved by stockholders at the Annual Stockholders Meeting in July 2006. The 2007 Plan, which became effective on January 1, 2007, replaced the Company's 1997 Stock Plan and Supplemental Stock Option Plan. The prior plans have been terminated.

Each year we evaluate the performance and compensation of each Company employee. Following this evaluation, we make appropriate adjustments to the compensation of a substantial number of Company employees. These compensation adjustments are typically made in July and include the grant of additional equity awards as appropriate. We refer to this process as our annual "Focal Review." In connection with our fiscal 2009 and fiscal 2010 Focal Review which will conclude in July 2008 and July 2009, respectively, and as a result of new hire and promotion grants throughout the year, we anticipate using a substantial number of the shares currently remaining available under the 2007 Plan. This means that we will go through two Focal Review periods and grant a substantial number of shares before obtaining stockholder approval of additional shares. We are seeking stockholder approval of an increase in the number of shares available under the 2007 Plan at the Annual Meeting to ensure that we will have a sufficient number of authorized shares available to meet the requirements of our equity compensation program.

Key Terms of the 2007 Plan

The following is a summary of the key provisions of the 2007 Plan.

Plan Term:	January 1, 2007 to December 31, 2013
Eligible Participants:	Employees, consultants and non-employee directors of Xilinx and its subsidiaries are eligible to receive awards under the 2007 Plan.
Shares Authorized:	Currently, 15,000,000 shares of Common Stock are authorized, of which 9,629,690 remain available for grant as of March 29, 2008. If the stockholders approve the proposed amendment, a total of 19,000,000 shares will be authorized and 13,629,690 will be available for future grants, subject to adjustment to reflect stock splits and similar events.
Award Types:	• Non-qualified and incentive stock options • Restricted stock awards • Restricted stock units ("RSUs") • Stock appreciation rights ("SARs")
Award Limits:	A participant may receive: • No more than 4,000,000 shares subject to options or SARs, in the aggregate • No more than 2,000,000 shares subject to awards other than options and SARs • Awards that may be settled in cash for no more than $6,000,000 in the aggregate

Award Terms:	Stock options and SARs must expire no more than seven (7) years from the date of grant.
Exercise Price:	The exercise price of stock options or SARs may not be less than 100% of the fair market value of our Common Stock on the date of grant. Repricing of under water options or SARs, whether by directly lowering the exercise price, by canceling an option or SAR in exchange for a new option or SAR having a lower exercise price, or by substituting a full value award in place of the option or SAR is not permitted without stockholder approval.

The Board believes that participation in the 2007 Plan by the employees, consultants, and non-employee directors of the Company and its designated subsidiaries worldwide promotes the success of the Company's business through equity ownership. The Board further believes that the 2007 Plan is an integral component of the Company's benefits program intended to provide its employees, consultants, and non-employee directors with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock. Therefore, the Board unanimously adopted on May 14, 2008, subject to stockholder approval, an amendment to increase the maximum number of shares of Common Stock authorized under the 2007 Plan by 4,000,000 shares to a total of 19,000,000 shares to ensure that the Company will continue to have available a reasonable number of shares for its equity program.

Summary of the 2007 Plan, as Amended

A summary of the material terms of the 2007 Plan, as amended, is set forth below and is qualified, in its entirety, by the full text of the 2007 Plan set forth in Appendix B to this proxy statement. A copy of the 2007 Plan can be obtained from us at no charge upon request. A copy of the 2007 Plan reflecting the proposed amendment is also attached as Appendix B to our 2008 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov.

Purpose

The purpose of the 2007 Plan is to attract and retain the services of employees, consultants, and non-employee directors of the Company and its subsidiaries, and to provide such persons with a proprietary interest in the Company through the granting of options, RSUs, SARs and restricted stock.

Administration

The Compensation Committee of the Board administers the 2007 Plan, unless otherwise determined by the Board. The Compensation Committee consists of at least two (2) directors of the Company who are both "outside directors" under Section 162(m) of the Tax Code, and "non-employee directors" under Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee, in its sole discretion, will interpret the 2007 Plan and prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the 2007 Plan, including the creation of sub-plans to take advantage of favorable tax-treatment, comply with local law, or reduce administrative burdens for grants of awards in non-U.S. jurisdictions.

Eligibility

The Compensation Committee determines the employees, consultants, and non-employee directors of the Company or a subsidiary who are eligible to receive awards under the 2007 Plan. As of March 29, 2008, there were approximately 3,415 employees, including nine (9) current and former executive officers, 403 consultants and eight (8) non-employee directors eligible to participate under the 2007 Plan.

Authorized Shares

Subject to adjustment in the event of certain corporate events (as described below), the maximum number of shares of the Company's Common Stock authorized under the 2007 Plan is currently 15,000,000, of which 9,629,690 remained available for future issuance as of March 29, 2008, all of which may be granted under the terms of the 2007 Plan as incentive stock options. The Board has amended the 2007 Plan, subject to stockholder approval, to authorize an additional 4,000,000 shares for issuance under the 2007 Plan which would result in a total of 13,629,690 shares of Common Stock available for future grants. If any award granted under the 2007 Plan expires or otherwise terminates in whole or in part for any reason, or if shares issued pursuant to an award are forfeited or otherwise reacquired by the Company because of the participant's failure to comply with the conditions of the award or for any other reason, any such shares subject to a terminated award or reacquired by the Company will again become available for issuance under the 2007 Plan. Shares will not be treated as having been issued under the 2007 Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash. The Compensation Committee is authorized to adopt such procedures for counting shares against the maximum number of authorized shares as the Compensation Committee deems appropriate.

Types of Awards

The 2007 Plan allows the Compensation Committee to grant incentive stock options, non-qualified stock options, RSUs, restricted stock and SARs. Subject to the limits set forth in the 2007 Plan, the Compensation Committee has the discretionary authority to determine the amount and terms of awards granted under the 2007 Plan.

Automatic Non-employee Director Awards

On May 14, 2008, the Board revised the program under the 2007 Plan providing for the periodic automatic grant of equity awards to non-employee directors. Under the revised program, non-employee directors will be granted restricted stock unit awards rather than awards of stock options. Under the revised program, each non-employee director will be granted automatically on the first trading day of January of each year an award consisting of a number of restricted stock units determined by dividing $140,000 by the closing price of the Company's Common Stock on that date. A non-employee director joining the Board after the January grant date will receive a pro rated restricted stock unit award on or about the tenth day of the month following the director's initial appointment or election to the Board. Each non-employee director's restricted stock unit award will vest in full on the first anniversary of the grant date. The revised non-employee director equity award program replaces a program under which a new non-employee director was granted an option to purchase 36,000 shares of Common Stock, while each continuing non-employee director was granted annually an option to purchase 18,000 shares of Common Stock.

Limitations on Awards

Awards under the 2007 Plan are subject to the following limitations:

An option's exercise price cannot be less than 100% of the fair market value of the shares underlying the option on the date of option grant. A SAR's base level price cannot be less than 100% of the fair market value of the shares underlying the SAR on the date of grant of such SAR.

Section 162(m) of the Tax Code requires, among other things, that the maximum number of shares for which an award may be granted to an individual must be set forth in the plan and approved by stockholders in order for the awards to be eligible for treatment as performance-based compensation that will not be subject to the $1,000,000 limitation on tax deductibility for compensation paid to each specified senior executive. Accordingly, the 2007 Plan limits awards granted to an individual participant in any calendar year. The aggregate awards granted under the 2007 Plan to any participant during any calendar year may not exceed (i) 4,000,000 shares of the Company's Common Stock subject to stock options or SARs and (ii) 2,000,000 shares of the Company's Common Stock subject to awards other than stock options and SARs. In addition, no participant may receive during any calendar year an award under the 2007 Plan settled in cash exceeding $6,000,000 in the aggregate.

Without stockholder approval, the Company cannot reprice options or SARs, whether by directly lowering the exercise price, through cancellation of the option or SAR in exchange for a new option or SAR having a lower exercise price, or by the replacement of the option or SAR with a full value award (i.e., an award of restricted stock or RSUs).

Section 162(m) of the Tax Code

The Compensation Committee has the sole discretion to condition awards granted to those employees subject to Section 162(m) of the Tax Code on the attainment of performance goals. The Compensation Committee will establish the performance goals in writing. Such performance goals may be based on one or more of the following criteria in either absolute or relative terms, for the Company or any subsidiary: (i) increased revenue; (ii) net income measures (including, but not limited to, income after capital costs and income before or after taxes); (iii) stock price measures (including, but not limited to, growth measures and total stockholder return); (iv) market segment share; (v) earnings per share (actual or targeted growth); (vi) cash flow measures (including, but not limited to, net cash flow and net cash flow before financing activities); (vii) return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity); (viii) operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency); and (ix) expense measures (including, but not limited to, overhead cost and general and administrative expense).

Transferability

Awards granted under the 2007 Plan may not be transferred other than by will or the laws of descent and distribution, and may be exercised during the lifetime of a participant only by the participant or the participant's legally authorized representative. However, the Compensation Committee, in its sole discretion, may allow for the transfer or assignment of a participant's award pursuant to a divorce decree or domestic relations order, but only if such participant is a U.S. resident.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split, stock dividend, recapitalization or any other increase or decrease in the Company's shares effected without receipt of consideration by the Company, equitable adjustments shall be made to the number of shares of Common Stock available for grant under the 2007 Plan, the exercise price of options, the SAR base level price, and the number of shares underlying outstanding awards.

Merger or Change of Control

In the event of a merger, consolidation, or share exchange pursuant to which the Company is not the surviving or resulting corporation: (i) the shares or equivalent cash or property of the surviving or resulting corporation shall be substituted for any unexercised portions of outstanding awards under the 2007 Plan; or (ii) all awards may be canceled by the Company immediately prior to the effective date of such event and each stockholder may be permitted to purchase all or any portion of the shares of Common Stock underlying his or her vested and unvested award(s) within thirty (30) days before such effective date. In the event of a change in control of the Company, the Compensation Committee may provide that the vesting and exercisability of all or any portion of the outstanding awards will be accelerated and exercisable in full and all restriction periods, if any, shall expire.

Amendment or Termination

The Board may at any time and for any reason amend, alter, revise, suspend or terminate the 2007 Plan. Unless sooner terminated by the Board, the 2007 Plan shall terminate on December 31, 2013. However, without stockholder approval, the Compensation Committee may not amend the 2007 Plan in any manner that would require stockholder approval under applicable law.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant with respect to the 2007 Plan does not purport to be complete and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

Incentive Stock Options

An individual residing in the U.S. who is granted an incentive stock option is not taxed on the date of grant or vesting of such option. If the shares underlying the option are held for at least two (2) years from the date of grant, and at least one (1) year from the date of option exercise (the "holding periods"), then upon the sale of the shares, the individual will generally recognize a long-term capital gain or loss on the difference between the exercise price of the option and the fair market value of the Common Stock underlying the option on the date of sale. If either of the holding periods is not satisfied, the individual will generally recognize as ordinary income on the date of the disqualifying disposition of the shares an amount equal to the difference between the option's exercise price and the fair market value of the Common Stock underlying the option determined as of the date of exercise (not to exceed the gain realized upon the disposition if the disposition is a transaction with respect to which a loss, if sustained, would be recognized). Any further gain or loss upon the disqualifying disposition of the shares constitutes a capital gain or loss.

In general, the difference between the option exercise price and the fair market value of the shares on the date of exercise of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Non-Qualified Stock Options

An individual who is granted a non-qualified stock option is not taxed on the date of grant or vesting of such option. Rather, the individual will generally recognize as ordinary income on the date of option exercise an amount equal to the difference between the option's exercise price and the fair market value of the stock underlying the option on the date of option exercise. Any further gain or loss upon the subsequent sale or disposition of the shares underlying the option constitutes a capital gain or loss.

Stock Appreciation Rights

An individual who is granted a SAR will recognize ordinary income on the date the SAR is exercised in an amount equal to the difference between the SAR's exercise price and the fair market value of the shares underlying the SAR on the date of exercise.

Restricted Stock

Unless an individual makes a timely election under Section 83(b) of the Tax Code (as described below), an individual will recognize ordinary income in an amount equal to the excess of the fair market value of the restricted stock on the date of vesting of the shares over the purchase price, if any, paid for the shares. Any further gain or loss from the subsequent sale of such restricted stock constitutes capital gain or loss. If the individual makes a timely election under Section 83(b), the individual is taxed, at ordinary income rates, on the excess of the fair market value of the restricted stock on the date of grant over the purchase price, if any, paid for the shares, and any further gain or loss on the subsequent sale of the stock constitutes a capital gain or loss.

Restricted Stock Units

An individual generally will recognize no income upon the receipt of an award of RSUs. Upon the settlement of RSUs, the participant normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any substantially vested shares received. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Any further gain or loss on a subsequent sale of any shares received will be taxed as capital gain or loss.

In general, the Company is entitled to a deduction in an amount equal to the ordinary income recognized by the individual.

Plan Benefits

The number, amount and type of awards to be granted in the future to eligible persons under the 2007 Plan cannot be determined at this time. With the exception of the RSUs to be automatically granted to non-employee directors, awards under the 2007 Plan will be granted at the discretion of the Compensation Committee, and accordingly cannot be determined at this time. See the above section "Automatic Non-employee Director Awards" for a discussion of the automatic RSU grants to our non-employee directors under the 2007 Plan.

The table below sets forth the grants of RSUs that will be granted under the "Automatic Non-employee Director Awards" component of the 2007 Plan during the fiscal year ending March 28, 2009 to certain individuals and groups. This table is furnished pursuant to the rules of the SEC. Only non-employee directors are eligible to receive automatic non-employee director awards.

Name and Position	Number of Shares
Moshe N. Gavrielov	
President and CEO	0
Willem P. Roelandts	
President, CEO (Retired) and Chairman of the Board	0
Jon A. Olson	
Senior Vice President and Chief Financial Officer	0
Iain M. Morris	
(Former) Executive Vice President and General Manager	0
Patrick W. Little	
Senior Vice President, Products and Market Development	0
Boon C. Ooi	
Senior Vice President, Worldwide Operations and Business Process Reengineering	0
Omid Tahernia	
(Former) Vice President and General Manager	0
All current executive officers, as a group	0
All Directors who are not executive officers, as a group	(1)
All employees who are not executive officers, as a group	0

(1) On the first trading day of the calendar year, each non-employee Director will automatically be granted a number of RSUs determined by dividing $140,000 by the closing price of the Company's Common Stock on that date.

Options Granted to Certain Persons

The aggregate numbers of shares of Common Stock subject to options granted to certain persons under the 2007 Plan since its inception are reflected in the table below. Since its inception, no options have been granted under the 2007 Plan to any other nominee for election as a director, or any associate of any such director, nominee or executive officer, and no other person has been granted five percent or more of the total amount of options granted under the 2007 Plan.

Name and Position	Number of Shares
Moshe N. Gavrielov	
President and CEO	750,000
Willem P. Roelandts	
President, CEO (Retired) and Chairman of the Board	0
Jon A. Olson	
Senior Vice President and Chief Financial Officer	56,250
Iain M. Morris	
(Former) Executive Vice President and General Manager	0
Patrick W. Little	
Senior Vice President, Products and Market Development	26,250
Boon C. Ooi	
Senior Vice President, Worldwide Operations and Business Process Reengineering	71,250
Omid Tahernia	
(Former) Vice President and General Manager	30,000

All current executive officers, as a group	1,116,750
All Directors who are not executive officers, as a group	126,000
All employees, including officers who are not executive officers, as a group	2,064,431

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2007 PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK TO BE RESERVED FOR ISSUANCE THEREUNDER BY 4,000,000 SHARES.

Equity Compensation Plan Information

The table below sets forth certain information as of fiscal year ended March 29, 2008 about the Company's Common Stock that may be issued upon the exercise of options, RSUs, warrants and rights under all of our existing equity compensation plans including the ESPP:

	A	B	C
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)**
Equity Compensation Plans Approved by Security Holders			
1997 Stock Plan	46,030,000	$32.91	0 (1)
2007 Plan	5,370,000 (2)	$24.41 (3)	9,630,000 (4)
Employee Stock Purchase Plan	N/A	N/A	7,847,000
Total-Approved Plans	51,400,000	$32.36	17,477,000
Equity Compensation Plans NOT Approved by Security Holders (5)			
Supplemental Stock Option Plan (6)	14,000	$33.81	0
Total-All Plans	51,414,000	$32.36	17,477,000

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

(2) Includes 2,200,000 shares issuable upon vesting of RSUs that the Company granted under the 2007 Plan.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) On July 26, 2006, the stockholders approved the adoption of the 2007 Plan and authorized 10,000,000 shares to be reserved for issuance thereunder. The 2007 Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. On August 9, 2007 our stockholders authorized the reserve of an additional 5,000,000 shares. All of the shares reserved for issuance under the 2007 Plan may be granted as stock options, stock appreciation rights, restricted stock or RSUs.

(5) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807,000 option shares were assumed by the Company. Of this amount, a total of 44,000 option shares, with an average weighted exercise price of $18.71, remained outstanding as of March 29, 2008. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(6) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF EXTERNAL AUDITORS

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of Xilinx for the fiscal year ending March 28, 2009 and recommends that stockholders vote for ratification of such appointment. Although we are not required to submit to a vote of the stockholders the ratification of the appointment of Ernst & Young LLP, the Company, the Board and the Audit Committee, as a matter of good corporate governance, have determined to ask the stockholders to ratify the appointment. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain Ernst & Young LLP.

Representatives of Ernst & Young LLP attend meetings of the Audit Committee of the Board including executive sessions of the Audit Committee at which no members of Xilinx management are present. Ernst & Young LLP has audited the Company's financial statements for each fiscal year since the fiscal year ended March 31, 1984. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. In addition, they will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees billed or to be billed for audit and other services provided by Ernst & Young LLP for fiscal years 2008 and 2007.

	2008	2007
Audit Fees	$ 2,449,900	$ 2,545,000
Audit-Related Fees	103,900	—
Tax Fees	213,000	146,000
All Other Fees	—	899,000
Total	$ 2,766,800	$ 3,590,000

Audit Fees

This category includes fees for the audit of the Company's annual financial statements and for the review of the Company's interim financial statements on Form 10-Q. This category also includes advice on any audit and accounting matters that arose during the annual audit, the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

Audit-Related Fees

This category consists of assurance and related services that are reasonably related to the performance of the annual audit or interim financial statement review and are not reported under "Audit Fees." In fiscal 2008, audit-related services consisted of audit services performed in connection with foreign subsidiary benefit plans and foreign subsidiary compliance matters. The Company did not incur any audit related fees in fiscal 2007.

Tax Fees

This category consists of fees for tax compliance, tax advice and tax planning services, including preparation of tax returns and assistance and representation in connection with tax audits and appeals.

All Other Fees

In fiscal 2007, this category consisted of services provided for the investigation of the Company's historical stock option-granting practices in the second quarter and services provided in connection with the issuance of $1,000,000,000 of debentures in the fourth quarter.

Audit Committee's Pre-approval Policy and Procedures

During fiscal year 2004, the Audit Committee adopted policies and procedures for approval of financial audit (and audit-related), non-financial audit and tax consulting work performed by Ernst & Young LLP. Pursuant to its charter and those policies, the policy of the Audit Committee is that any and all services to be provided to the Company by Ernst & Young LLP are subject to pre-approval by the Audit Committee. The Audit Committee pre-approves statutory and annual audit fees, quarterly reviews and tax compliance fees at the beginning of the fiscal year. In its review of non-financial audit and tax consulting services, the Audit Committee considers whether the provision of such services are consistent with SEC guidance, and whether the service facilitates the performance of the financial audit, improves the Company's financial reporting process, and is otherwise in the Company's best interests and compatible with maintaining Ernst & Young LLP's independence.

The Company did not waive its pre-approval policies and procedures during the fiscal year ended March 29, 2008.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the shares present and entitled to vote either in person or by proxy. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. Abstentions will be counted as "against" votes with respect to the proposal, but broker non-votes will have no effect on the outcome of the proposal.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S EXTERNAL AUDITORS FOR FISCAL YEAR 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Common Stock of the Company as of May 16, 2008, except as noted below, by (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's Directors, (iii) each of the named executive officers identified in the section entitled "Executive Compensation" and (iv) all current Directors and executive officers as a group. The Company believes that each of the beneficial owners of the Common Stock listed below, based on information furnished by such beneficial owners, has sole voting power and sole investment power with respect to such shares, except as otherwise set forth in the footnotes below and subject to applicable community property laws.

Beneficial Owners	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Greater than 5% Stockholders		
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	42,111,918 (2)	15.1
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	36,442,000 (3)	13.0
UBS AG Bahnhofstrasse 45 P.O. Box CH-8021 Zurich, Switzerland	27,299,879 (4)	9.8
JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017	23,022,917 (5)	8.2
The Growth Fund of America, Inc. 333 South Hope Street Los Angeles, CA 90071	15,400,000 (6)	5.5
Directors		
Willem P. Roelandts	2,373,211 (7)	*
Moshe N. Gavrielov	— (8)	*
John L. Doyle	111,802 (9)	*
Jerald G. Fishman	107,795(10)	*
Philip T. Gianos	163,494(11)	*
William G. Howard, Jr.	164,795(12)	*
J. Michael Patterson	36,025(13)	*
Marshall C. Turner	18,550(14)	*
Elizabeth W. Vanderslice	98,023(15)	*
Named Executive Officers		
Patrick W. Little	259,771(16)	*
Iain M. Morris	106,250(17)	*
Jon A. Olson	217,950(18)	*
Boon C. Ooi	225,824(19)	*
Omid Tahernia	3,901(20)	*
All current Directors and executive officers as a group (16 persons)	3,818,553(21)	1.3

* Less than 1%

(1) The beneficial ownership percentage of each stockholder is calculated on the basis of 279,262,797 shares of common stock outstanding as of May 16, 2008. Any additional shares of common stock that a stockholder has the right to acquire within 60 days after May 16, 2008 are deemed to be outstanding and beneficially owned for the purpose of calculating that stockholder's percentage beneficial ownership. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Xilinx, Inc., 2100 Logic Drive, San Jose, California 95124.

(2) Based on information contained in a Schedule 13G/A, reflecting stock ownership information as of December 31, 2007, which was filed by this stockholder pursuant to Section 13 of the Exchange Act ("Section 13"), on February 12, 2008 reporting beneficial ownership of 42,111,918 shares of Common stock consisting of 14,651,882 shares as to which it has sole voting power and 41,928,218 shares as to which it has sole dispositive power. According to the stockholder, these securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates disclaims beneficial ownership of such securities.

(3) Based on information contained in a Schedule 13G reflecting stock ownership information as of December 31, 2007, which was filed by this stockholder pursuant to Section 13, on January 10, 2008 reporting beneficial ownership of 36,442,000 shares of Common stock consisting of 14,892,000 shares as to which it has sole voting power and 36,442,000 shares as to which it has sole dispositive power. According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(4) Based on information contained in a Schedule 13G/A, reflecting stock ownership information as of December 31, 2007 , and filed for the benefit and on behalf of the UBS Global Asset Management business group of UBS AG, which was filed by this stockholder pursuant to Section 13, on February 11, 2008 , in which UBS AG reports beneficial ownership of 27,299,879 shares of Common Stock consisting of 24,872,495 shares as to which it has sole voting power and 27,299,879 shares as to which it has shared dispositive power. According to such filing, the stockholder disclaims beneficial ownership of the shares.

(5) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2007 and filed on behalf of JPMorgan Chase & Co. and its wholly owned subsidiaries JPMorgan Chase Bank, National Association, J.P. Morgan Investment Management Inc., J.P. Morgan Trust Company, National Association, JPMorgan Investment Advisors Inc. and J.P. Morgan Trust Company of Delaware pursuant to Section 13 on February 5, 2008 reporting beneficial ownership for JPMorgan Chase & Co. of 23,022,917 shares of Common Stock consisting of 16,705,575 shares as to which it has sole voting power, 379,017 shares as to which it has shared voting power, 22,327,225 shares as to which it has sole dispositive power and 640,901 shares as to which it has shared dispositive power.

(6) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2007, which was filed by this stockholder pursuant to Section 13, on February 12, 2008 reporting beneficial ownership of 15,400,000 shares of Common Stock consisting of 15,400,000 shares as to which it has sole voting power and no shares as to which it has dispositive power (sole or shared).

(7) Consists of 89,705 shares held directly and 2,283,506 shares issuable upon exercise of options.

(8) Mr. Gavrielov was granted an option to purchase 750,000 shares on January 7, 2008.

(9) Consists of 3,000 shares held directly by the Doyle Family Trust and 108,802 shares issuable upon exercise of options.

(10) No shares are held directly. Consists of 107,795 shares issuable upon exercise of options.

(11) Consists of 64,652 shares held directly, 98,802 shares issuable upon exercise of options and includes 40 shares held by Mr. Gianos' son.

(12) Consists of 32,000 shares held directly and 132,795 shares issuable upon exercise of options.

(13) Consists of 3,400 shares held directly and 32,625 shares issuable upon exercise of options.

(14) Consists of 4,300 shares held directly, 13,500 shares issuable upon exercise of options and includes 750 shares held by Mr. Turner's spouse.

(15) Consists of 228 shares held directly in joint tenancy and 97,795 shares issuable upon exercise of options.

(16) Consists of 3,666 shares held directly, 252,480 shares issuable upon exercise of options and a maximum of 3,625 shares issuable upon settlement of restricted stock units.

(17) Mr. Morris resigned subsequent to the fiscal year end. Consists of 106,250 shares issuable upon exercise of options.

(18) Consists of 8,387 shares held directly by trust, 204,063 shares issuable upon exercise of options and a maximum of 5,500 shares issuable upon settlement of restricted stock units.

(19) Consists of 4,823 shares held directly, 217,188 shares issuable upon exercise of options and a maximum of 3,813 shares issuable upon settlement of restricted stock units.

(20) Mr. Tahemia resigned from the Company in September 2007. Consists of shares held directly.

(21) Includes an aggregate of 3,603,602 shares issuable upon exercise of options or settlement of restricted stock units.

DIRECTOR INDEPENDENCE, BOARD MEETINGS AND COMMITTEES

The following table reflects the current composition of the Company's standing Audit Committee, Compensation Committee, Nominating and Governance Committee, and Committee of Independent Directors.

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Committee of Independent Directors
Non-Employee Directors:				
Willem P. Roelandts (Chairman)				
John L. Doyle	Chair			X
Jerald G. Fishman			X	X*
Philip T. Gianos		Chair		X
William G. Howard, Jr.			X	X
J. Michael Patterson	X	X		X
Marshall C. Turner	X			X
Elizabeth W. Vanderslice		X	Chair	X
Employee Director:				
Moshe N. Gavrielov				

* *Lead Independent Director*

Director Independence

The NASDAQ listing standards require that a majority of the members of a listed company's board of directors must qualify as "independent" as affirmatively determined by its board of directors. Our Board annually reviews information relating to the members of our Board to ensure that a majority of our Board is independent under the NASDAQ Marketplace Rules and the rules of the SEC. After review of all relevant transactions and relationships between each Director, his or her family members and entities affiliated with each Director and Xilinx, our senior management and our independent registered public accounting firm, our Board has determined that seven (7) of our nine (9) nominees for Director are independent directors as defined in Rule 4200 of the NASDAQ Marketplace Rules and in Rule 10A-3 of the Exchange Act. Mr. Roelandts, our Chairman and former President and CEO, is not an independent director within the meaning of the NASDAQ Marketplace Rules or the rules of the SEC because he was an employee of Xilinx within the past three (3) years. Mr. Gavrielov, our President and CEO, is not an independent director within the meaning of the NASDAQ Marketplace Rules or the rules of the SEC because he is a current employee of Xilinx.

In making a determination of the independence of the nominees for Director, the Board reviewed relationships and transactions occurring since the beginning of fiscal 2006 between each Director, his or her family members and entities affiliated with each Director and Xilinx, our senior management and our independent registered public accounting firm. In making its determination, the Board applied the standards for independence set forth by NASDAQ and the SEC. In each case, the Board determined that, because of the nature of the relationship or the amount involved in the transaction, the relationship did not impair the Director's independence. The transactions listed below were considered by the Board in its independence determinations.

Mr. Fishman is employed as an executive officer and is a director of a company with which Xilinx does business, and until May 2006, Mr. Turner was employed as an executive officer of a company with which Xilinx does business. Xilinx's transactions with these companies occurred in the normal course of business and the amount that Xilinx paid in each fiscal year to these companies for goods and services represented less than 1% of such company's annual revenue, and the amount received by Xilinx in each fiscal year for goods and services from each such company represented less than 1% of Xilinx's annual revenue.

Each of Messrs. Doyle, Fishman, Patterson, and Turner and Dr. Howard is, or was during the previous three (3) fiscal years, a non-management director of one (1) or more other companies that has done business with Xilinx. All of the transactions with these companies occurred in the normal course of business in the purchase or supply of goods or services.

Meetings

The Company's Board held a total of eighteen (18) meetings during the fiscal year ended March 29, 2008. All Directors are expected to attend each meeting of the Board and the committees on which he or she serves, and are also expected to attend the Annual Meeting. All Directors attended the 2007 annual meeting of stockholders. No Director attended fewer than 75% of the aggregate of all meetings of the Board or its Committees on which such Director served during the fiscal year. The Board holds four (4) pre-scheduled meetings per fiscal year.

Committees

The Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Committee of Independent Directors (the "Committees"). The Board has determined that each Director currently serving on these Committees and who served on the Committees in fiscal 2008 is "independent" in accordance with NASDAQ Marketplace Rule 4200(a)(15) and Rule 10A-3 of the Exchange Act. The Board and its Committees have authority to engage independent advisors and consultants and have used such services. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, is subject to charters approved by the Board, which are posted on the investor relations page of the Company's website at www.investor.xilinx.com under "Corporate Governance."

Audit Committee

The members of the Audit Committee during fiscal 2008 were John L. Doyle, J. Michael Patterson and Marshall C. Turner. During fiscal 2008, the Audit Committee held seven (7) meetings. The Audit Committee assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. The Board has determined that each Audit Committee member meets the independence and financial knowledge requirements under the SEC rules and the corporate governance listing standards of NASDAQ. The Audit Committee operates in accordance with a written charter adopted by the Board, which complies with NASDAQ and SEC listing standards.

The Board has further determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined by SEC rules. Stockholders should understand that this designation is a disclosure requirement of the SEC related to the Audit Committee members' individual experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon any of the Audit Committee members any duties, obligations or liabilities that are greater than those generally imposed on each of them as members of the Board nor alter the duties, obligations or liability of any other member of the Board.

Compensation Committee

The Compensation Committee, which consists of Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice, met fourteen (14) times during fiscal 2008. The Compensation Committee has responsibility for establishing the compensation policies of the Company. The Committee determines the compensation of the Company's Board and other executive officers and has exclusive authority to grant options to executive officers under the 2007 Plan. The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board for final determination of CEO compensation, including base salary, incentive pay and equity. The CEO is not present during the Committee's or Board's deliberations and voting on CEO compensation, but may be present during voting and deliberations related to compensation of other executive officers. For further information about the processes and procedures for the consideration and determination of executive compensation, please refer to the section of this proxy statement entitled "Executive Compensation– Compensation Discussion and Analysis."

The Board has further determined that each member of the Compensation Committee is an "outside director" as that term is defined in Section 162(m) of the Tax Code and a "Disinterested Person" as that term is used by the SEC.

Nominating and Governance Committee

The Nominating and Governance Committee, which consists of Elizabeth W. Vanderslice, Jerald G. Fishman and William G. Howard, Jr., met four (4) times during fiscal 2008. The Nominating and Governance Committee has responsibility for nominating individuals to serve as members of the Board, and to establish policies affecting corporate governance. The Nominating and Governance Committee, among other things, makes suggestions regarding the size and composition of the Company's Board and nominates directors and executive officers for election. The Board believes in bringing a diversity of cultural backgrounds and viewpoints to the Board and desires that its Directors and nominees possess critical skills in the areas of semiconductor design and marketing, manufacturing, systems, software and finance. These factors, and any other qualifications considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. As a result, the priorities and emphasis of the Nominating and Governance Committee may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board members. Therefore, while focused on the achievement and the ability of potential candidates to make a positive contribution with respect to such factors, the Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a director or nominee must possess. The Board remains apprised of qualified individuals who may be considered as Board candidates in the future.

As necessary and as part of its annual evaluation of current Board members, the Nominating and Governance Committee considers the skills and viewpoints previously mentioned as desirable director qualifications, any job changes, the amount of time each Director spends on Xilinx matters and to what extent, if any, other commitments the Directors may have outside of Xilinx impact the Director's service to Xilinx. In connection with its evaluation of Board composition, the Nominating and Governance Committee also considers rotating Directors' positions on the Board Committees.

Consideration of new Board nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. In fiscal 2008, the Company did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates. The Nominating and Governance Committee will consider candidates proposed by stockholders using the same process it uses for a candidate recommended by a member of the Board, an employee, or a search firm, should one be engaged. A stockholder seeking to recommend a prospective nominee for the Nominating and Governance Committee's consideration should submit the candidate's name and qualifications by mail addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by email to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137.

Committee of Independent Directors

During fiscal 2006, the independent Directors formed the Committee of Independent Directors in which all independent Directors participate. This Committee met nine (9) times during fiscal 2008. The Committee's principal focus is succession planning but it also addresses other topics as deemed necessary and appropriate. The Committee of Independent Directors typically meets outside the presence of management.

BOARD OF DIRECTORS — PRINCIPLES OF CORPORATE GOVERNANCE

Overview

The Company and the Board, through its Nominating and Governance Committee, regularly review and evaluate the Company's corporate governance principles and practices. On February 13, 2008 and on May 14, 2008, the Nominating and Governance Committee and the Board of Directors, respectively, discussed the Company's Significant Corporate Governance Principles. The Significant Corporate Governance Principles, the charters for each of the Board's Committees, and each of the Company's Code of Conduct and the Directors' Code of Ethics are posted on the investor relations page of the Company's website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124 or by email at corporate.secretary@xilinx.com.

Board Composition and Governance

The Board believes there should be a substantial majority of independent Directors on the Board. The Board also believes that it is useful and appropriate to have members of management as Directors, including the CEO. Independent Directors are given an opportunity to meet outside the presence of members of management, and hold such meetings regularly.

All Directors are elected annually at the annual stockholder meeting. In response to a successful stockholder proposal for election of directors by majority vote standard, on May 3, 2006, the Board amended the Company's Bylaws to provide for the election of Directors in an uncontested election by the majority of votes cast regarding each nominee. In contested elections, Directors will be elected by the plurality standard whereby those Directors with the highest number of votes cast are elected. Any existing Director that receives more "against" votes than "for" votes will tender his or her resignation to the Board. The Board will announce its decision with regard to the resignation within 120 days following the certification of election results.

The Board conducts an annual evaluation of its performance. The process varies from year-to-year, including self-evaluations and/or one-on-one meetings with each Board member and the chairperson of the Nominating and Governance Committee or the Lead Independent Director. Results of the evaluation are formally presented to the Board. The Board has made changes in Board procedures based on feedback from the process.

Lead Independent Director

It is the written policy of the Board that if the Chairman is not "independent" in accordance with NASDAQ Marketplace Rules and the Exchange Act, the Board will designate an independent Director to serve as Lead Independent Director, who is responsible for coordinating the activities of the independent Directors, as well as other duties, including chairing the meetings of the Committee of Independent Directors. Jerald G. Fishman is the Lead Independent Director. The Board's Nominating and Governance Committee reviews the position of Lead Independent Director and identifies the Director who serves as Lead Independent Director.

Board Service Limits and Terms

The Board has set a limitation on the number of public boards on which a Director may serve to three (3) for any CEO and four (4) for all other Directors. This limitation is inclusive of service on the Xilinx Board.

The Board believes that term limits on Directors' service and a mandatory retirement age do not serve the best interests of the Company. While such policies could help ensure that fresh ideas and new viewpoints are addressed by the Board, such limits have the disadvantage of losing the contribution of Directors who over time have developed increased insight and knowledge into the Company's operations and who remain active and contributing members of the Board. The Board evaluation process plays a significant role in determining our Nominating and Governance Committee's recommendation regarding Board tenure.

Change of Principal Occupation or Association

When a Director's principal occupation or business association changes substantially during his or her tenure as Director, that Director shall tender his or her resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

Director Education

The Company offers internal and external course selections for new-Director orientation as well as continuing education. On a rotating basis, Directors will regularly attend director education programs, including courses accredited by RiskMetrics Group (formerly Institutional Shareholder Services), and report back to the entire Board on key learnings.

Stock Ownership Requirements

Directors

On May 14, 2008, the Board established new minimum stock ownership guidelines for Directors. Under these new guidelines, Directors are required to own Company stock having a value equal to at least five times their annual cash retainer. Currently the annual cash retainer for Directors is $60,000, therefore Directors are required to own Company Stock with a value of at least $300,000. Based on $26.46, the closing price of the Company's Common stock on May 14, 2008, the date these guidelines were adopted, $300,000 would purchase 11,337 shares of our Common Stock. Previously, the stock ownership requirement for Directors was 4,000 shares.

Directors are required to retain half of the shares of Company stock derived from awards of RSUs until this ownership requirement is met. Half of the RSUs that are vested but are not settled pursuant to a pre-arranged deferral program will count toward the ownership requirement.

Executive Officers

The Board has established the following minimum stock ownership guidelines for the CEO and other executive officers:

- 50,000 shares for the CEO; and
- 15,000 shares for all other executive officers.

Individuals have five (5) years to meet the ownership requirements. For executive officers serving in such capacity at the time the ownership requirements were adopted, the ownership requirements must be attained by June 1, 2011. All other executive officers must meet the requirements within five (5) years of their initial grant date.

Succession Planning

The Board plans for succession to the position of the Chairman of the Board, the position of CEO, and other senior management positions. The Nominating and Governance Committee keeps the Board apprised of external and internal candidates. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him. He also provides the Board with an assessment of considered potential successors to certain senior management positions.

Internal Audit

The Company's Internal Audit function reports to the Audit Committee of the Board and administratively to the Company's Chief Financial Officer ("CFO").

Anonymous Reporting and Whistleblower Protection

The Company's Code of Conduct includes protections for employees who report violations of the Code of Conduct, other policies, laws, rules and regulations. The Company has implemented an Internet-based anonymous reporting process for employees to report violations they do not otherwise bring directly to management. The site can be accessed from the Company's intranet as well as from any Internet connection around the world.

Codes of Conduct and Ethics

The Company has adopted a Code of Conduct applicable to the Company's Directors and employees, including the Company's CEO, CFO and its principal accounting personnel. The Code of Conduct includes protections for employees who report violations of the Code of Conduct and other improprieties and includes an anonymous reporting process to provide employees with an additional channel to report any perceived violations. Independent Directors receive complaints and reports of violations regarding accounting, internal accounting controls, auditing, legal and other matters reported through the anonymous reporting process, if any. The Chief Compliance Officer provides a quarterly report to the Audit Committee of incident reports identified through the anonymous reporting process and otherwise as necessary. The Code of Conduct is available on the investor relations page of our website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose CA 95124.

The Audit Committee has approved the adoption of the Financial Executives International Code of Financial Ethics by the Company's finance managers which supplements the employee Code of Conduct.

The Board has adopted a separate Code of Ethics pertaining particularly to the Board which covers topics including insider trading, conflicts of interests, financial reporting and compliance with other laws.

A waiver of any violation of the Code of Conduct by an executive officer or Director and a waiver of any violation of the Directors' Code of Ethics may only be made by the Board. The Company will post any such waivers on its website under the Corporate Governance page of www.investor.xilinx.com. No waivers were requested or granted in the past year.

Stockholder Value

The Board is cognizant of the interests of the stockholders and accordingly has adopted the following provisions:

- All employee stock plans are submitted to the stockholders for approval prior to adoption;
- The 2007 Plan includes a provision that prohibits repricing of options including by canceling and issuing new options without prior approval of stockholders; and
- The Company is committed to keeping dilution under its stock plans for employees under 3%.

Stockholder Communications to the Board

Stockholders may initiate any communication with the Company's Board in writing and send them addressed in care of the Company's Corporate Secretary, at Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by e-mail to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137. The name of any specific intended recipient, group or committee should be noted in the communication. The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, and as necessary for follow up at the Board's direction, correspondence may be forwarded elsewhere in the Company for review and possible response. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner.

COMPENSATION OF DIRECTORS

Non-Employee Directors

Cash Compensation

In fiscal 2008, the Company paid each of its non-employee Directors serving on its Board $60,000 per year for service as a Director. Effective upon his retirement in January 2008 from the positions of President and CEO, for so long as Mr. Roelandts serves as Chairman of the Board, he is entitled to an annual cash retainer equal to twice the amount paid to the other non-employee Directors, or $120,000. Chairpersons of the Compensation and Nominating and Governance Committees received an additional $10,000 per year and the Chairperson of the Audit Committee received an additional $15,000 per year. Other than the chairpersons, members of the Compensation and Nominating and Governance Committees received an additional $3,000 per year and the members of the Audit Committee received an additional $5,000 per year. The Lead Independent Director also received an additional $10,000 per year. All payments were made on a quarterly basis.

Equity Compensation

In fiscal 2008, the equity compensation for Directors provided that each eligible non-employee Director would automatically be granted an initial option to purchase 36,000 shares of Common Stock on the date of the Director's first Board or Committee meeting after becoming a Director. In addition, each eligible non-employee Director was granted an option to purchase 18,000 shares of Common Stock on the first trading day of January 2008, provided that the Director had served on the Board for a minimum of six (6) months. These options were granted under the 2007 Plan, with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and vest over four (4) years.

On May 14, 2008, the Board adopted a new equity compensation program for its Directors. This new program provides that each eligible non-employee director shall automatically be granted $140,000 worth of RSUs on the first trading day of January of each year. The RSUs will vest over one (1) year. The grant of RSUs will be in lieu of all other equity awards including the initial and annual option grants previously awarded to Directors. Under the Company's stock ownership guidelines for Directors, Directors are required to retain half of the shares of Company stock derived from awards of RSUs until their ownership requirements are met. For more information about stock ownership guidelines for Directors, please see "BOARD OF DIRECTORS – PRINCIPLES OF CORPORATE GOVERNANCE – Stock Ownership Requirements."

Employee Directors

Directors who are actively employed as executives by the Company receive no additional compensation for their service as Directors. Mr. Gavrielov is currently the only employee Director of the Company. Mr. Roelandts retired from the positions of President and CEO on January 7, 2008. In connection with his retirement, the Company entered into a succession agreement with Mr. Roelandts which provides that certain payments will be made to him in connection with his provision of transition and other services to the Company. For more information about this agreement, see "EXECUTIVE COMPENSATION – Compensation Discussion and Analysis – Employment and Separation Agreements with Named Executive Officers."

Deferred Compensation

We also maintain a non-qualified deferred compensation plan which allows Directors as well as eligible employees to voluntarily defer receipt of a portion or all of his or her their cash compensation until the date or dates elected by the participant, thereby allowing the participating Director or employee to defer taxation on such amounts. For a discussion of this plan, see "EXECUTIVE COMPENSATION– Deferred Compensation Plan."

Director Compensation for Fiscal 2008

The following table provides information on director compensation in fiscal 2008.

Name	Fees Earned or Paid In Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)	Total ($)
Willem P. Roelandts	27,700	—	—		—	—		—	27,700
John L. Doyle	75,000	—	95,223	(3)	—	—		—	170,223
Jerald G. Fishman	73,000	—	95,223	(3)	—	—		—	168,223
Philip T. Gianos	70,000	—	95,223	(3)	—	—		—	165,223
William G. Howard, Jr.	63,222	—	95,223	(3)	—	—	(4)	—	158,445
J. Michael Patterson	68,000	—	96,664	(3)	—	—		—	164,664
Marshall C. Turner	64,777	—	85,048	(3)	—	—		—	149,825
Elizabeth W. Vanderslice	73,000	—	95,223	(3)	—	—	(4)	—	168,223

(1) Includes amounts deferred at the Director's election.

(2) Amounts shown do not reflect compensation actually received by the Director. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2008 for option awards as determined pursuant to Statement of Financial Accounting Standards (SFAS) 123(R), "Share-Based Payment" ("SFAS 123(R)"), discounting forfeiture assumptions. These compensation costs reflect option awards granted in and prior to fiscal 2008. The assumptions used to calculate the value of option awards are set forth under Note 3 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 2008.

(3) Reflects the compensation cost recognized by the Company in fiscal 2008 for all outstanding stock option grants. Includes options to purchase 18,000 shares of our Common Stock granted on January 2, 2008 at an exercise price of $21.12 per share with a fair value of $103,750 as of the date of grant. The following aggregate number of option awards were outstanding as of March 29, 2008: Mr. Doyle 162,052; Mr. Fishman, 137,045; Mr. Gianos, 128,052; Dr. Howard, 162,045; Mr. Patterson, 69,000; Mr. Turner, 54,000; and Ms. Vanderslice, 127,045. All of the outstanding options currently held by Mr. Roelandts were granted to him in his capacity as an employee. For information about Mr. Roelandts' outstanding options, see the table entitled "Outstanding Equity Awards at Fiscal Year-End 2008" in the section "EXECUTIVE COMPENSATION – Compensation Discussion and Analysis."

(4) Director participates in the Company's non-qualified deferred compensation plan; however the investment vehicle selected did not produce earnings in fiscal 2008. For more information about this plan see the section entitled "EXECUTIVE COMPENSATION—Deferred Compensation Plan."

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program and Elements of Compensation

Our compensation programs are designed to support our business goals and to promote both short-term and long-term growth. This section of the proxy statement explains our compensation programs in general, and how they operate with respect to our named executive officers in particular. This year, our "named executive officers" are the former CEO, Willem Roelandts, who retired in January 2008, the CEO, Moshe Gavrielov, the CFO, Jon Olson and each of the next three (3) most highly compensated executive officers serving as executive officers at the end of fiscal year 2008, Iain Morris, Patrick Little and B.C. Ooi. In addition, as required by SEC rules, we have included one former executive officer, Omid Tahernia, because he would have qualified as one of the three most highly compensated executive officers had he been employed with the Company at the end of the fiscal year. Mr. Tahernia left the Company in the second quarter of the fiscal year and Mr. Morris left the Company subsequent to the fiscal year-end.

The Company uses the elements of cash and equity incentives to achieve its compensation objectives. The cash component of compensation is intended to reflect market competitiveness and performance against annual objectives and to compensate for the duties assigned to the particular executive. Equity awards are designed to be long-term stock incentives and are intended to provide officers with a stake in the success of the business and encourage creation of stockholder value. In addition, equity awards are used to encourage and reward achievement of performance objectives. Generally, the types of compensation and benefits provided to the CEO are similar to the compensation and benefits provided to our other executive officers. The Compensation Committee strives to ensure that the total compensation paid to the named executive officers is fair, reasonable and competitive and aligned with performance-based objectives.

Role of the Compensation Committee

The Compensation Committee, in consultation with the Company's CEO, is responsible for establishing the Company's compensation and benefits philosophy and strategy. The Compensation Committee also determines and oversees the general compensation policies of the Company and sets specific compensation levels for corporate officers, including the named executive officers. The Compensation Committee also reviews and makes recommendations to the Board regarding the compensation of the CEO. In determining compensation strategy, the Compensation Committee reviews market competitive data to ensure that the Company is able to attract and retain quality employees, including the named executive officers. The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibility and has done so, as described under the section below entitled "Performance to be Rewarded and Procedural Approaches to Accomplish Compensation Objectives," but may not delegate its authority to such advisors.

Compensation Philosophy and Objectives

The primary objectives of the Compensation Committee with respect to determining executive compensation are (1) to attract, motivate and retain talented employees; (2) to align executives' interests with those of stockholders; and (3) to align executives' compensation with their level of performance and, therefore, to compensate executives based on a "pay for performance" philosophy with the ultimate objective of improving stockholder value.

To achieve these objectives, the Compensation Committee has implemented and maintains compensation plans that tie a significant portion of executives' overall compensation to our financial performance, including our revenue, operating profit and the trading price of our Common Stock. Overall, the total compensation opportunity is intended to create an executive compensation program which sets compensation targets at the median competitive levels of comparable companies, however compensation above such median levels can result if performance exceeds expectations. In particular, as described more fully below, the Compensation Committee examines the compensation levels of companies that are in a similar industry to us, are of roughly similar size, have similar growth expectations and compete for the same talent.

For fiscal 2008, the Compensation Committee adopted a new bonus program applicable to executives, including the named executive officers, the Xilinx 2008 Executive Incentive Program (the "Incentive Program"), which is described in greater detail below. Compensation under the Incentive Program varied with our financial performance during the fiscal year. Quarterly bonus payments to executives decreased when the Company did not meet its financial targets and increased when the Company met or exceeded its financial targets. This design was intended to accomplish the Company's goal of aligning executives' interests with those of stockholders by encouraging the executives to work diligently toward the success of the Company. In fiscal 2008, bonus payments based entirely on objective criteria were made on a quarterly basis to all executives other than the CEO in order to reinforce the Company's "pay for performance" philosophy by rewarding employees in "real time" for Company performance in each fiscal quarter.

In addition to the Incentive Program, the Company further seeks to advance its objective of aligning executives' interests with the interests of stockholders through its 2007 Plan. The purpose of the 2007 Plan is to promote the success of our businesses by encouraging equity ownership in the Company. In particular, the 2007 Plan provides officers with incentive to exert maximum effort toward the success of the Company and to participate in such success through acquisition and retention of our Common Stock. In addition, performance-based equity grants under the 2007 Plan are used to reward executives for the Company's achievement of specified financial objectives.

Performance to be Rewarded and Procedural Approaches to Accomplish Compensation Objectives

The Compensation Committee believes that the executive compensation provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that rewards performance as measured against established goals.

Peer Group Data. To aid in its periodic examination and determination of executive compensation, the Compensation Committee has retained the consulting services of Radford Surveys + Consulting ("Radford") to assist in its review of independent compensation data, such as public company proxy statements and the Radford Executive Compensation Survey, in setting executive compensation. In our survey of market data, we focus on companies meeting all or some of the following criteria: (i) they operate in a similar industry as the Company; (ii) they are of roughly similar size (as measured by revenues and aggregate market capitalization) as the Company; (iii) they have growth expectations similar to those of the Company; and (iv) they are companies against whom the Company competes for talent. For fiscal 2008, the peer group companies that were considered are as follows:

- Advanced Micro Devices, Inc.
- Altera Corporation
- Analog Devices, Inc.
- Atmel Corporation
- Broadcom Corporation
- Cadence Design Systems, Inc.
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- Freescale Semiconductor, Inc.
- KLA-Tencor Corporation
- LAM Research Corporation
- Linear Technology Corporation
- LSI Corporation
- Marvell Semiconductor
- Maxim Integrated Products, Inc.
- National Semiconductor Corporation
- Nvidia Corporation
- ON Semiconductor Corporation
- Qualcomm Incorporated
- Sandisk Corporation
- Synopsys, Inc.

Data on the compensation practices of the above-mentioned peer group generally is gathered through searches of publicly available information, including publicly available databases. The Company relies on a compensation survey prepared by Radford to assist the Company in benchmarking target cash compensation levels against the above peer group. Peer group data is gathered with respect to base salary, bonus targets and equity awards. It does not include deferred compensation benefits or generally available benefits, such as 401(k) plans or health care coverage.

CEO Evaluation and Compensation Determination. The Compensation Committee annually evaluates the performance of the CEO in light of the goals and objectives of the Company's executive compensation plans, and based on this evaluation, determines and approves, and recommends to the Board for its approval, the CEO's compensation. The review of the performance and compensation of the CEO and all other named executive officers is conducted annually during the period commencing on or about the middle of May which is called our "Focal Review Period." The Compensation Committee uses objective data from peer group companies to assist in determining the compensation of the CEO, and compares the data to competitive ranges following statistical analysis and review of subjective policies and practices, including assessment of the CEO's achievements, and a review of compensation paid to CEOs of the peer group companies. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee considers all relevant factors, including the Company's performance and relative stockholder return, the value of similar awards to CEOs of the peer group companies, the awards given to the CEO in prior years, and formal feedback from the independent directors and the CEO's direct reports. The CEO is not present at either Compensation Committee or Board level deliberations concerning his compensation. However, the CEO assists the Compensation Committee in establishing the Company's compensation and benefits philosophy and strategy for its executives and also makes specific recommendations to the Compensation Committee with respect to the individual compensation for each of the executive officers, including the named executive officers.

In fiscal 2008, the Company appointed Mr. Gavrielov as its President and CEO. In order to determine the appropriate range for Mr. Gavrielov's compensation, the Compensation Committee, with the assistance of Radford, used the same objective data referred to above and reviewed the compensation paid to CEOs of the peer group companies. Mr. Gavrielov's compensation was ultimately determined through arm's length negotiations between Mr. Gavrielov and the Compensation Committee.

Evaluation of Other Named Executive Officers and Compensation Determination. With respect to the other named executive officers, the Compensation Committee annually reviews their performance in light of the goals and objectives of the Company, and determines and approves their compensation. The Compensation Committee also considers all relevant factors in determining the appropriate level of such compensation, including each executive officer's performance during the year, specifically an officer's accomplishments, areas of strength and areas for development. During the Focal Review Period, the CEO and members of the Company's human resources department document each named executive officer's performance during the year based on the CEO's knowledge of each named executive officer's performance, individual self-assessment and feedback provided by the named executive officer's peers and direct reports. The CEO also reviews the compensation data gathered from Radford and general compensation surveys and makes a recommendation to the Compensation Committee on each named executive officer's compensation.

Compensation Components

Our executive compensation is divided into the following components: base salary, incentive compensation, long-term equity incentive compensation and generally available benefits.

Base Salary. The Company provides the named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. As noted above, base salaries for our executive officers, including named executive officers, are reviewed and adjusted annually. In determining the base salaries of executive officers, including the named executive officers, the Compensation Committee considers a number of criteria, including the officer's performance during the prior year, base salary during the prior year, scope of responsibility, breadth of knowledge and individual achievements. In addition, in our determination of executive officers' base salaries, we review the base salaries being paid to executive officers in comparable positions at companies of similar size and internal review of the executive's compensation, both individually and relative to other executive officers. The comparable companies used in this analysis are the same peer group companies identified in the discussion above regarding our survey of market data. Determination of base salary is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including review of the foregoing criteria, all of which are considered when making the determination of base salary. Generally, we believe that executive officers' base salaries should be targeted at the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy.

Incentive Opportunities/Compensation. All of our executives, including the named executive officers, are eligible to participate in our cash incentive program which provides for a cash bonus calculated as a percentage of the named executive officer's annual salary. In fiscal 2008 we adopted the Incentive Program and the bonus targets for all named executive officers other than the CEO ranged from 60% to 70% of their annual salary, and the bonus target for Mr. Roelandts was 90% of his annual salary. As set forth in detail below, due to his retirement from the position of CEO at the start of the fourth quarter of fiscal 2008, Mr. Roelandts' target bonus was based on the length of his service during the fiscal year. Mr. Gavrielov, who joined the Company at the start of the fourth quarter of fiscal 2008, did not participate in the Incentive Program and instead was entitled to a bonus equal to 25% of his annual salary in fiscal 2008, in accordance with the terms of his employment letter agreement. For fiscal 2009, Mr. Gavrielov's bonus target is 100% of his annual salary. The Incentive Program and payouts under the Incentive Program are described in the section below entitled "2008 Executive Incentive Program."

Long-Term Equity Incentive Program. Equity awards are a key element of the Company's market-competitive total compensation package. Our equity compensation program is intended to align the interests of our officers with those of our stockholders by creating an incentive for our officers to maximize stockholder value. The equity compensation program is also designed to encourage our officers to remain employed with the Company despite a very competitive marketplace. The Company targets the value of its equity awards to be in the median of the peer group companies mentioned above. We provide long-term incentive compensation through the award of stock options that vest over multiple years as well as the award of RSUs and performance-based RSUs. We grant most equity awards on an annual basis in connection with the annual Focal Review and adjustment cycle. Stock options were granted to our named executive officers during our 2008 fiscal year under our 2007 Plan. In addition, in fiscal 2008, we awarded performance-based RSUs to the named executive officers other than Mr. Roelandts and Mr. Gavrielov. These awards were made by the Compensation Committee taking into consideration the various factors set forth above, including market-competitiveness, individual performance during the year and the need to provide long term incentives. For further information about these equity awards, please see the table below entitled "Grant of Plan-Based Awards for Fiscal 2008."

Elected officers of the Company receive certain acceleration of vesting as follows: options outstanding under our 1988 and 1997 Stock Plans are credited with one (1) year of vesting in the event an elected officer voluntary resigns after attaining age fifty-five (55) and with at least five (5) years of service to the Company as an elected officer. The 2007 Plan does not provide for automatic acceleration of vesting. However, we have entered into contractual arrangements with certain executive officers, as provided below, to provide for acceleration under certain conditions.

Generally Available Benefit Programs. The Company maintains the ESPP, under which generally all employees are able to purchase our Common Stock through payroll deductions at a discounted price. We also maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation. The Company also offers a number of other benefits to the named executive officers pursuant to benefits programs that provide for broad-based employee participation which includes medical, dental and vision insurance, disability insurance, various insurance programs, health and dependent care flexible spending accounts, educational assistance, employee assistance and certain other benefits. The terms of these benefits are essentially the same for all eligible employees.

Other. In addition to the compensation components described above, and consistent with our compensation philosophy, we intend to continue to maintain market-competitive executive benefits for all employees, including our named executive officers; provided, however, that the Compensation Committee may revise, amend, or add to the officer's executive benefits and perquisites if it deems advisable in order to remain competitive with comparable companies and/or to retain individuals who are critical to the Company. We believe these benefits and perquisites are currently at competitive levels for comparable companies.

2008 Executive Incentive Program

Executive Summary. Under the Incentive Program, the annual cash bonus for Mr. Roelandts and the quarterly cash bonuses for the other named executive officers (other than Mr. Gavrielov) were determined using two objective financial components: (1) the Company's share of revenue (the "SOR Component"); and (2) the Company's operating profit as a percentage of sales determined in accordance with U.S. Generally Accepted Accounting Principles, or GAAP (the "OP Component"). For Mr. Roelandts, each of these two components had an equal weighting of 50%. For all other named executive officers, the SOR Component and the OP Component had a weighting of 33.3%. The other named executive officers were also eligible for an annual cash bonus based on a third strategic component (the "Strategic Component"), also with a weighting of 33.3%, which was based on strategic objective goals pertaining to such officer's position and responsibilities.

As reflected in the following discussion and accompanying tables, while the Company's share of revenue improved in fiscal 2008, the Company's annual objectives were not achieved, resulting in below target payout under the SOR Component. The Company exceeded its annual operating profit goal and therefore the OP Component payouts were above target. The Strategic Component payouts, which were based on individual performance, ranged from just below target to above target.

Each component is described in more detail below under the sections entitled "Share of Revenue Component," "Operating Profit Component" and "Strategic Component."

Timing of Payments. Mr. Roelandts' bonus was paid on an annual basis, and the calculation of his bonus is set forth in the section below entitled "Named Executive Officer Bonuses Under the Incentive Program – Roelandts' Bonus Summary." For the other named executive officers who participated in the Incentive Program, (1) the SOR Component was based on an annual goal and paid quarterly with certain quarterly payments eligible for year-end adjustment based on year-end performance, (2) the OP Component was based on an annual goal and paid on a quarterly basis to drive to the year-end goal, and (3) the Strategic Component was paid on an annual basis. The calculation of the quarterly and annual payments to the named executive officers are set forth in the section entitled "Named Executive Officer Bonuses Under the Incentive Program – Other Named Executive Officer Bonus Summary." The Compensation Committee determined that for fiscal 2008, Mr. Roelandts' chief responsibilities were to focus on the Company's revenue growth and to improve operational efficiencies and believed that measurement of his achievement in those areas was best evaluated by entirely objective measures. Consequently, the Compensation Committee determined his entire bonus should be comprised of the SOR Component and the OP Component. The Compensation Committee decided to compensate Mr. Roelandts on an annual basis because it determined that the full fiscal year was the best measurement period to determine the success or failure of Mr. Roelandts' efforts. For the named executive officers, the Compensation Committee determined that the objective portions of the bonus payments should be made on a quarterly basis in order to reward incremental progress toward the Company's year-end goals.

Share of Revenue Component. The SOR Component was designed to measure and reward increases in the Company's share of revenue as compared to certain benchmark programmable logic device ("PLD") companies identified by the Board of Directors, which were Actel, Altera, and Lattice Semiconductor (collectively the "SOR Benchmark Companies"). The SOR Component was selected as a goal because the Company sought to improve its market position relative to its chief PLD competitors, and the Board of Directors identified the SOR Benchmark Companies as such chief competitors. The SOR Component was paid quarterly in order to drive quarter-over-quarter growth in share of revenue to reach the annual objective of 52.3%. To determine the Company's share of revenue as compared to the SOR Benchmark Companies, each quarter the Company measured the actual revenue result of the Company and the SOR Benchmark Companies. The Company's share of revenue (the "Company SOR") was determined by dividing the Company's total quarterly revenue by the total revenue generated by the Company and the SOR Benchmark Companies in that particular quarter. The SOR Component was subject to a minimum threshold for payout and a multiplier that increased the target payout depending on Company performance. In order to reach the minimum threshold for payout, the Company SOR in fiscal 2008 had to increase from the Company SOR in fiscal 2007, which was 51.5%. Therefore, in fiscal 2008 the minimum target threshold for payout was 51.6% and if the Company SOR reached 51.6%, then the SOR Component payout multiplier (the "SOR Component Multiplier") was 12.5%. Thereafter, the SOR Component Multiplier increased by 12.5% for each one-tenth of a percentage point above 51.6%, with 100% payout achieved if the Company SOR reached 52.3%. However, the maximum payout was capped at 200% if the Company SOR reached 53.1% or greater. Because the SOR Component was paid quarterly but was based on an annual objective, if the Company SOR equaled or exceeded 52.0% in any of the first three quarters, the quarterly SOR Component Multiplier was capped at a 50%. Then, at the end of the fiscal year, the SOR Component quarterly payments in the first three fiscal quarters were eligible for upward adjustment if warranted by Company performance based on fiscal year-end results. However, if the annual SOR Component Multiplier for Company fiscal year-end performance was below 50% there was no recovery of amounts paid in the first three fiscal quarters. In fiscal 2008, the Company SOR in the first two fiscal quarters did not qualify for payout, however they became eligible for upward adjustment at year-end based on Company SOR at year-end.

The table below demonstrates the quarterly and annual SOR Component Multipliers, applying actual fiscal 2008 Company results, and applying the 50% cap on the quarterly SOR Component Multiplier for the third fiscal quarter.

SOR Component Multipliers

Fiscal Quarter	Company SOR	SOR Component Multiplier
Q1	51.0%	0
Q2	51.3%	0
Q3	52.6%	50.0%
Annual	51.6%	12.5%

SOR Component Year-End Adjustments. At the end of the fiscal year, the annual SOR Component Multiplier of 12.5% set forth in the table above, which was determined based on the Company SOR at year-end, was applied to the fourth quarter salary. In addition, the annual SOR Component Multiplier was also applied to the named executive officers' SOR Component target bonus amounts for the quarters eligible for upward adjustment, which were the first and second fiscal quarters where no payment had been made and the quarterly Company SOR was below annual Company SOR. Although the quarterly SOR Component Multiplier for third fiscal quarter was subject to the 50% cap, because the annual Company SOR was below the third quarter Company SOR, the annual SOR Component Multiplier was not applied and no year-end adjustment was made to the bonus amount paid for the third fiscal quarter.

Operating Profit Component. The OP Component established an annual goal of reaching 24.0% operating profit, as determined in accordance with GAAP, by the end of the fiscal year. This objective was selected in order to return the Company to an operating profit goal within its financial model. The OP Component was paid quarterly in order to drive quarter-over-quarter growth in operating profit to reach this annual objective. Therefore, the OP Component was determined by a formula which measured and rewarded improvements in the Company's operating profit on a quarterly basis, with the objective increasing in difficulty on a quarter-over-quarter basis. To achieve the annual objective, the Company sought to increase its operating profit from 17.9% in the fourth quarter of fiscal 2007 to 24.0% by the fourth quarter of fiscal 2008. Accordingly, to calculate the OP Component, each percentage gain in quarterly operating profit percentage target was subject to a multiplier of 50% and such multiplier was capped at a maximum of 200%. To achieve target payout, the quarterly operating profit percentage had to reach 20.0%, 21.0%, 22.5%, and 24.0%, respectively, for the first through fourth fiscal quarters of fiscal 2008. Assuming these targets were met, the OP Component Payout would equal 100% each quarter using the OP Component Multiplier calculation set forth in the table below. However, as demonstrated in the table below, the Company's operating profit exceeded its targets in each fiscal quarter.

Below are the calculations of the OP Component Multiplier for each of the four fiscal quarters based on actual fiscal 2008 Company performance.

Quarterly OP Component Multipliers

Fiscal Quarter	Company OP	Calculation of OP Component Multiplier
Q1	21.9%	50% x (21.9% – 18.0%) = 195%
Q2	21.2%	50% x (21.2% – 19.0%) = 110%
Q3	24.3%	50% x (24.3% – 20.5%) = 190%
Q4	24.6%	50% x (24.6% – 22.0%) = 130%

Quarterly Payouts for Named Executive Officers. The quarterly bonus payments to the named executive officers were based on the OP Component and the SOR Component only. To determine the quarterly payments, the OP Component Multiplier and the SOR Component Multiplier were added together to compile a quarterly multiplier (the "Quarterly Multiplier"). The calculation of the Quarterly Multiplier was as follows:

(Bonus % x OP Component Weighting (33.3%) x OP Component Multiplier) + (Bonus % x SOR Component Weighting (33.3%) x SOR Component Multiplier) = Quarterly Multiplier

The Quarterly Multiplier was then applied to the named executive officer's salary earned during the quarter.

Strategic Component. Excluding Mr. Roelandts and Mr. Gavrielov, each named executive officer was required to have a minimum of three strategic objective goals, each of which was 1) directly related to the Company's business objectives and 2) corresponded to such executive's position and responsibilities at the Company. The Company's business objectives for the Strategic Component were:

- enhanced product quality
- improved customer satisfaction
- timely product development and innovation
- improved operational efficiencies

The Target Strategic Component was determined by the following formula:

Bonus % x Strategic Component Weighting (33.3%) x Annual Salary = Target Strategic Component

The CEO, in consultation with each executive, assigned a weight to each goal, which weight was measured in proportion to how that goal corresponded to the importance of the business objective involved. At the end of the fiscal year, the CEO was responsible for assessing the achievement of each goal in the following manner: 0% achievement, 50% achievement, 100% achievement or 150% achievement, and for applying the corresponding multiplier for the level of achievement. Because Mr. Roelandts retired at the beginning of the fourth fiscal quarter, Mr. Gavrielov assessed each executive's achievements in consultation with Mr. Roelandts. The table below reflects a hypothetical example of how particular goals would be weighted based on their achievement level, resulting in the calculation of the Strategic Multiplier for an individual Xilinx executive.

Strategic Component Multiplier (Example Only)

Goal	Weighting	Achievement Level	Multiplier
#1	25%	100%	25.0%
#2	45%	150%	67.5%
#3	30%	50%	15.0%
		Strategic Multiplier	**107.5%**

Following the CEO's assessment and recommendation, the Compensation Committee approved the Strategic Multiplier and Strategic Component payout for each named executive officer. We are not providing information about the specific goals within each named executive officer's Strategic Component or the weighting of such goals because we do not believe that the individual goals or their weighting are material. The cash payout for each individual goal comprised less than 15% of the compensation payable a named executive officer under the Incentive Program, and less than eight percent (8%) of the total annual cash compensation payable to a named executive officer. Furthermore, individual goals are based on confidential commercial information, disclosure of which would cause us competitive harm. However, the Strategic Component Multiplier applied and the actual Strategic Component payouts are provided to assist an investor's understanding of our executive compensation. The following table demonstrates, for each named executive officer, his target Strategic Component bonus, Strategic Component Multiplier and actual Strategic Component payout:

Actual Strategic Component Payouts

Named Executive Officer	Target Strategic Component Bonus	Strategic Component Multiplier	Actual Strategic Component Payout
Jon A. Olson	65% x 33.3% x $455,000 = $98,583	100%	$ 98,583
Iain M. Morris	70% x 33.3% x $600,000 =$140,000	95%	$133,000
Patrick W. Little	60% x 33.3% x $400,000 = $80,000	100%	$ 80,000
B.C. Ooi (1)	62.5% x 33.3% x $355,615 = $74,217	125%	$ 92,771

(1) In connection with a promotion during the fiscal year, Mr. Ooi's target bonus percentage was increased from 60% to 65%, resulting in an average of 62.5%.

At the time the strategic goals for the named executive officers under the Incentive Program were set, the Compensation Committee believed that the goals would be difficult but achievable with significant effort.

Named Executive Officer Bonuses under the Incentive Program

In fiscal 2008, Mr. Roelandts received 64% of his base salary as a bonus under the Incentive Program, and as a group, the other named executive officers still employed with the Company at the end of the fiscal year (other than Mr. Gavrielov) received between 56% and 64% of their respective base salaries as a bonus under the Incentive Program.

In order to calculate Mr. Roelandts annual bonus, the following calculation was used:

(90% x OP Component Weighting (50%) x Annual OP Component Multiplier) + (90% x SOR Component Weighting (50%) x Annual SOR Component Multiplier) = Annual Multiplier

The Annual Multiplier determined in accordance with the foregoing formula was then applied to Mr. Roelandts' salary earned while an employee at Xilinx. Since Mr. Roelandts retired from the positions of President and CEO on January 7, 2008, his bonus was pro rated in accordance with the length of his service during the fiscal year. The target bonus and bonus percentages for Mr. Roelandts as well as the actual calculation and amount paid to Mr. Roelandts for fiscal 2008 performance is reflected in the table below.

Roelandts Bonus Summary

Named Executive Officer	Target Bonus(1)	Target Bonus as a Percentage of Salary	SOR Component Calculation	OP Component Calculation	Calculation of Annual Multiplier	Total Bonus, Actual	Bonus As Percentage of Salary, Actual
Willem P. Roelandts	$540,000	90%	(90% x 50% x 0.125) = 5.6%	(90% x 50% x 1.3) = 58.5%	5.6% +58.5% = 64%	64% x $600,000 = $384,000	64%

(1) Mr. Roelandts' annual base salary was $780,000, and his target bonus was $702,000, however he retired on January 7, 2008 and his annual salary and his target bonus were prorated to the length of his service during the fiscal year.

The target bonus and bonus percentages for the other named executive officers (other than Mr. Gavrielov), as well as the actual calculation and amounts paid the named executive officers for fiscal 2008 performance is reflected in the table below.

Other Named Executive Officer Bonus Summary

Named Executive Officer	Target Bonus	Target Bonus as a Percentage of Salary	Q1	Q2	Q3	Year-end (includes SOR Component Adjustment and Strategic Component)	Total Bonus, Actual	Bonus As Percentage of Salary, Actual
Jon A. Olson	$295,750	65%	$46,200	$27,600	$59,800	$140,183	$273,783	60%
Iain M. Morris	$420,000	70%	$69,000	$39,000	$84,000	$191,625	$383,625	64%
Patrick W. Little	$240,000	60%	$39,000	$22,000	$48,000	$113,500	$222,500	56%
B.C. Ooi	$222,259	62.5%(1)	$33,150	$18,700	$47,120	$126,352	$225,322	63%
Omid Tahernia(2)	$100,500	60%	$32,175	$18,700	Not applicable	Not applicable	$50,875	30%

(1) In connection with a promotion during the fiscal year, Mr. Ooi's target bonus percentage was increased from 60% to 65%, resulting in an average of 62.5%.

(2) Mr. Tahernia resigned in September 2007, therefore his salary and target bonus are pro rated to the length of his service during the fiscal year.

Employment and Separation Agreements with Named Executive Officers

Executive Succession Agreement with Willem P. Roelandts. Our former President and CEO, Willem P. Roelandts, announced his retirement in August 2007, subject to the Company hiring his successor. Concurrent with this announcement and in order to ensure a successful transition of the management of the Company, we entered into an executive succession agreement with Mr. Roelandts to provide him with certain payments provided that 1) he remain employed with the Company as its President and CEO until the date his successor commenced employment with the Company (the "Succession Date"), and 2) thereafter he would assist his successor and the Board in such transition as was reasonably requested. In accordance with this agreement and subject to Mr. Roelandts' signing the Company's standard form of general release in favor of the Company, he would receive a lump sum cash payment equal to the sum of his then current annual base salary and his target annual bonus (which was equal to 90% of his annual base salary), for an aggregate payment of $1,482,000. The agreement further provides that Mr. Roelandts is entitled to his earned a pro-rated portion of his target annual bonus. Pursuant to the terms of the agreement, following the Succession Date, the Company will also provide Mr. Roelandts and his spouse with continued medical and dental insurance benefits until his 65th birthday. The agreement further provides that on the one year anniversary of the Succession Date, Mr. Roelandts will receive a bonus payment in the amount of $2,000,000, provided that Mr. Roelandts provides satisfactory assistance and services as may reasonably be requested or otherwise required by the Company to ensure a smooth and successful transition to the positions of President and CEO. In connection with Mr. Roelandts' continued Board service, the agreement further provides that for so long as Mr. Roelandts serves as a non-employee member of the Board, he is entitled to continued vesting of his stock options and that upon termination of his service on our Board, those of his then outstanding options that would have vested had he remained either employed by the Company or serving on our Board until the one-year anniversary of his termination of service will become vested. In addition, Mr. Roelandts is entitled to an annual cash retainer equal to the amount paid to other Board members for the applicable period of service; provided, however, that for so long as he continues to serve as Chairman of our Board, he will be entitled to two times the annual cash retainer paid to other members of our Board. Mr. Roelandts shall also receive equity awards in the same form and amount as the awards that are granted to other members of our Board.

Actual Payments to Mr. Roelandts Under Succession Agreement. On January 7, 2008, we announced the appointment of Mr. Gavrielov as our new President and CEO, effective on that date. Effective on this January 7, 2008 Succession Date, we became obligated to remit to Mr. Roelandts (i) $1,482,000 (less applicable tax withholding) (ii) continued medical and dental insurance benefits valued at $22,186, and (iii) his pro rata bonus of $384,000. Provided that Mr. Roelandts continues to provide transition services and assistance, on January 7, 2009, we shall remit to him a payment of $2,000,000 (less applicable tax withholding). The table below calculates all payments to be made to Mr. Roelandts in connection with his retirement from the positions of President and CEO:

Annual Base Salary	Annual Target Bonus	Pro Rata Portion of Target Bonus	Medical and Dental Insurance	Anniversary Payment	Total
$780,000	$702,000	$384,000	$22,186	$2,000,000	$3,888,186

Employment Letter Agreement with Moshe N. Gavrielov. Under an employment letter agreement that we entered into with Mr. Gavrielov on January 4, 2008, if the Company terminates Mr. Gavrielov's employment at any time other than for cause or due to a disability, or if Mr. Gavrielov voluntarily terminates his employment for good reason, then subject to Mr. Gavrielov's execution of a release of claims in favor of the Company, he will be eligible for: (i) one (1) year of his base salary; (ii) one (1) year of his target bonus; (iii) one (1) year of medical and dental insurance; (iv) a pro rata portion of his bonus for the fiscal year during which his employment was terminated; and (v) twenty-four (24) months accelerated vesting of all equity grants received from the Company prior to his termination of employment. This arrangement was entered into with Mr. Gavrielov as a part of an arm's length negotiation with the Compensation Committee when Mr. Gavrielov joined the Company.

Potential Payments Upon Termination of Mr. Gavrielov's Employment. Under his employment agreement, Mr. Gavrielov will receive certain compensation in the event we terminate his employment, as set forth above. Assuming the Company terminated Mr. Gavrielov without cause on March 28, 2008, the last business day of the Company's fiscal year, Mr. Gavrielov would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $700,000, consisting of his annual base salary for fiscal 2008, (ii) a lump sum payment of $700,000, consisting of his target bonus for fiscal 2008; (iii) Company paid COBRA coverage for twelve (12) months valued at approximately $17,300, (iv) a lump sum payment of $175,000, the pro rata portion of his bonus for the fiscal year during which his employment was terminated; and (v) acceleration of the vesting of twenty-four (24) months of stock options to purchase an aggregate of 375,000 shares of Common Stock. Based on the difference between the weighted average exercise price of the options and $23.09, the closing price of our Common Stock on March 28, 2008, the net value of these options would be $986,250. The table below calculates all payments to be made to Mr. Gavrielov in connection with such termination:

Annual Base Salary	Annual Target Bonus	Pro Rata Portion of Target Bonus	Medical and Dental Insurance	Value of Options	Total
$700,000	$700,000	$175,000	$17,300	$986,250	$2,578,550

Employment Letter Agreement with Jon A. Olson. Under an employment letter agreement that we entered into with Mr. Olson on June 2, 2005 and amended on February 14, 2008, in the event the Company experiences a change in control and Mr. Olson is terminated without cause within one (1) year of such change in control of the Company, and subject to Mr. Olson's execution of a release of claims in favor of the Company, he will be eligible for one (1) year of each of: (i) his base salary, (ii) his target bonus, (iii) medical and dental insurance and (iv) accelerated vesting of equity grants received from the Company prior to such termination of employment. This arrangement was entered into with Mr. Olson to retain Mr. Olson and ensure his cooperation with and commitment to the continued success of the Company.

Potential Payments Upon Change in Control and Termination of Mr. Olson's Employment. Under his employment agreement, Mr. Olson will receive certain compensation as set forth above. Assuming the Company had experienced a change in control and Mr. Olson's employment had terminated without cause on March 28, 2008, the last business day of the Company's fiscal year, Mr. Olson would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $455,000, consisting of his annual salary for fiscal 2008, (ii) a lump sum payment of approximately $295,750, consisting of his target bonus for fiscal 2008, (iii) Company paid COBRA coverage for twelve (12) months valued at approximately $17,300 and (iv) acceleration of the vesting of one (1) additional year of stock options to purchase an aggregate of 20,000 shares of Common Stock that were in-the-money as of March 28, 2008 and (v) acceleration of the vesting of one (1) year of 5,500 RSUs. Based on the difference between the weighted average exercise price of the options and $23.09, the closing price of our Common Stock on March 28, 2008, the net value of these options would be $5,800. The net value of the RSUs would be $127,018. The table below calculates all payments to be made to Mr. Olson in connection with such termination:

Annual Base Salary	Annual Target Bonus	Medical and Dental Insurance	Value of Options	Value of RSUs	Total
$455,000	$295,750	$17,300	$5,800	$127,018	$900,868

Employment Letter Agreement with Iain M. Morris. Under an employment letter agreement that we entered into with Iain Morris on October 20, 2006, if Mr. Morris was terminated without cause within the first two years of his employment, he was entitled to (i) one (1) year of his base salary; (ii) one (1) year of his target bonus; (iii) one (1) year of medical and dental insurance; and (iv) reimbursement of relocation expenses. This arrangement was entered into with Mr. Morris as a part of an arm's length negotiation with the Compensation Committee when Mr. Morris joined the Company.

Actual Payments Upon Termination of Mr. Morris' Employment. Subsequent to the fiscal year-end, Mr. Morris' position at the Company was eliminated, and pursuant to the terms of his employment agreement, he became entitled to certain compensation, as set forth above. Accordingly, Mr. Morris became entitled to the following severance benefits: (i) a lump sum payment of $1,020,000, consisting of his annual salary for fiscal 2008 of $600,000 and his target bonus of $420,000 for fiscal 2008, (ii) medical and dental insurance for one (1) year valued at approximately $17,300, and (iii) a lump sum payment of $75,000 for relocation and related expenses. In addition, in exchange for a release of claims in favor of the Company, Mr. Morris received an extension of the post-termination exercise period of his option to November 30, 2008, which date is seven (7) months following his termination date. The table below calculates all payments made to Mr. Morris in connection with his termination:

Annual Base Salary	Annual Target Bonus	Medical and Dental Insurance	Relocation Expenses	Total
$600,000	$420,000	$17,300	$75,000	$1,112,300

None of the other named executive officers have severance or change in control agreements with the Company. The Company has not provided any executive officer with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G.

Equity Grant Procedures and Guidelines

We have conducted an internal review of our equity granting procedures to ensure that our procedures satisfy both our objectives and all applicable compliance requirements. To this end, the Company has adopted written procedures for the grant of equity awards. With respect to grants to employees and officers, including named executive officers, the Compensation Committee reserves the authority to make grants at such time and with such terms as it deems appropriate in its discretion, subject to the terms of the 2007 Plan. Generally, grants of equity awards are made to officers based on and in connection with the annual review during the Focal Review Period. During fiscal 2008, the Compensation Committee also granted equity awards to named executive officer Mr. Ooi in connection with a promotion. The Compensation Committee periodically grants equity awards at its scheduled meetings or by unanimous written consent for new hires and promotions. Grants approved during scheduled meetings become effective and are priced as of the date of approval or a pre-determined future date. For example, new hire grants are effective as of the later of the date of approval or the newly hired employee's start date. Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. The Compensation Committee has made certain exceptions to these procedures in order to grant an equity award on an executive's start date, as it did in the case of the option grant to Mr. Gavrielov. The Company has not granted, nor does it intend in the future to grant, equity awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of the Company's Common Stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. In any event, because equity compensation awards typically vest over four-year periods, the effect of any immediate increase in the price of the Company's Common Stock following grant is minimal.

The Board of Directors has delegated to the CEO and CFO limited authority to approve equity award grants to non-officer employees pursuant to the terms of the 2007 Plan, and subject to the provisions of pre-determined guidelines. Specifically, with respect to non-officer employees, our annual focal awards will be granted on or about July 1 of each year (or if such day is not a business day, the first business day thereafter), and other equity awards will generally be granted on the 10th day of the month, or if such day is not a business day, the first business day thereafter that the Company's stock is traded. The Compensation Committee is responsible for determining and granting all equity awards to executive officers.

Under the 2007 Plan, the exercise price of options and stock appreciation rights may not be less than 100% of the closing price of the shares underlying such options and stock appreciation rights on the date of grant.

Claw-Back Policy. The Board has adopted a policy for seeking the return (claw-back) from executive officers of compensation to the extent such amounts were paid due to financial results that later had to be restated. The policy provides that to the extent the Board, or any committee thereof, and the Company, in their discretion, determine appropriate, the Company may require reimbursement of all or a portion of any bonus, incentive payment, commission, equity-based award or other compensation granted to and received by or for an elected officer beginning in fiscal year 2009, where: (1) the compensation was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the SEC; (2) the Board (or a committee thereof), in its sole discretion, determines the elected officer engaged in intentional misconduct that was directly responsible for the substantial restatement; and (3) less compensation would have been made to the elected officer based upon the restated financial results.

Stock Ownership Guidelines. We have adopted stock ownership guidelines for our officers, including the named executive officers to align more closely the interests of our officers with those of our stockholders. Under these guidelines, the ownership guideline applicable to the CEO is 50,000 shares and the guideline applicable to other executive officers, including the named executive officers, is 15,000 shares. Executive officers holding such positions on the date our guidelines were adopted must meet these ownership requirements by June 1, 2011 and new executive officers must meet these guidelines within five (5) years after such individual's receipt of his or her initial grant.

Tax and Accounting Considerations

Deductibility of Executive Compensation. It is our policy generally to qualify compensation paid to named executive officers for deductibility under Section 162(m) of the Tax Code. Section 162(m) of the Tax Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one (1) year with respect to each of its CEO and next four (4) most highly paid executive officers. Our stockholder-approved equity plans are qualified so that awards under these plans constitute performance-based compensation not subject to the limit under Section 162(m) of the Tax Code. A portion of the cash payments we make under the 2008 Incentive Program may not be deductible under Section 162(m) of the Tax Code. The Compensation Committee intends to continue to evaluate the effects of the Tax Code and related U.S. Treasury regulations and the advisability of qualifying its executive compensation for deductibility of such compensation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, however, the Compensation Committee has not adopted a policy that all compensation must be deductible.

Accounting for Stock-Based Compensation. Effective April 2, 2006, the Company has expensed stock option grants under SFAS 123(R). SFAS 123(R) requires companies to include the fair value of equity compensation as a compensation expense in their income statements.

Summary Compensation Table

The following table provides compensation information for the named executive officers.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (3) ($)	Total ($)
Moshe N. Gavrielov (4) President and CEO	2008	164,679	—	—	230,198	175,000	—	20,592(5)	590,469
Willem P. Roelandts (6)	2008	600,000	—	—	1,286,076	384,000	— (7)	1,482,000(8)	3,752,076
President, CEO (Retired) and Chairman of the Board	2007	772,500	—	—	2,762,729	476,813	430,803	2,042	4,444,887
Jon A. Olson	2008	455,000	—	105,610	559,713	273,783	— (7)	2,150	1,396,256
Senior Vice President and Chief Financial Officer	2007	381,250	—	—	650,207	164,161	27,918	1,500	1,225,036
Iain M. Morris (9) (Former) Executive Vice President and General Manager	2008	600,000	—	—	701,167	383,625	—	2,150	1,686,942
Patrick W. Little	2008	400,000	—	69,607	400,489	222,500	—	9,350	1,101,946
Senior Vice President, Products and Market Development	2007	356,250	—	—	724,399	143,450	—	8,700	1,232,799
Boon C. Ooi	2008	355,615	—	81,827	363,442	225,322	— (7)	2,150	1,028,356
Senior Vice President, Worldwide Operations and Business Process Reengineering	2007	290,250	—	—	545,935	114,777	129,276	1,500	1,081,738
Omid Tahernia (10)	2008	167,500	—	—	—	50,875	—	950	219,325
(Former) Vice President and General Manager	2007	303,750	—	—	744,955	116,603	—	1,500	1,166,808

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2008 for equity awards as determined pursuant to SFAS 123(R), discounting forfeiture assumptions. These compensation costs reflect stock awards granted in fiscal 2008 and option awards granted in and prior to fiscal 2008. The assumptions used to calculate the value of equity awards are set forth under Note 3 of the Notes to Consolidated Financial Statements included in Xilinx's Annual Report on Form 10-K for the fiscal year ended March 29, 2008.

(2) Amounts represent bonuses earned for services rendered in fiscal 2008.

(3) Unless otherwise indicated, the amounts in this column consist of Company contributions under its 401(k) Plan. In addition, Mr. Little received $7,200 of car allowance.

(4) Mr. Gavrielov joined the Company on January 7, 2008.

(5) The Company reimbursed Mr. Gavrielov for the legal fees incurred by him in connection with the negotiation of his employment arrangement. Amount reflected in table includes tax gross up in an amount equal to approximately 50% of the dollar value of the benefit.

(6) Mr. Roelandts' retired from the positions of President and CEO effective January 7, 2008.

(7) Named executive officer participates in the Company's non-qualified deferred compensation plan however the investment vehicle selected did not produce earnings in fiscal 2008. For more information about this plan see the section below entitled "EXECUTIVE COMPENSATION—Deferred Compensation Plan."

(8) Amount owed to Mr. Roelandts in connection with executive succession agreement. For purposes of compliance with IRS Code Section 409A of the Tax Code, the amount owed shall be paid six months and one day from January 7, 2008.

(9) Mr. Morris became a named executive officer in fiscal 2008 and therefore fiscal 2007 compensation information is not provided. Mr. Morris left the Company subsequent to the end of the fiscal year.

(10) Mr. Tahernia left the Company on September 28, 2007.

Grants of Plan-Based Awards for Fiscal 2008

The following table provides information on equity and non-equity awards granted to our named executive officers during fiscal 2008.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)						
Name	Approval Date	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4) ($)
Moshe N. Gavrielov	1/7/08	1/7/08	—	—	—	—	—	—	—	750,000	20.46	4,101,450
		Annual	—	700,000	—	—	—	—	—	—	—	—
Willem P. Roelandts	N/A	N/A	—	—	—	—	—	—	—	—	—	—
Jon A. Olson	6/19/07	7/2/07	—	—	—	1,100	22,000	—	—	—	—	569,360
	6/19/07	7/2/07	—	—	—	—	—	—	—	56,250	26.97	459,647
		Annual	—	345,000	—	—	—	—	—	—	—	—
Iain M. Morris	N/A	N/A	—	—	—	—	—	—	—	—	—	—
Patrick W. Little	6/19/07	7/2/07	—	—	—	725	14,500	—	—	—	—	375,260
	6/19/07	7/2/07	—	—	—	—	—	—	—	26,250	26.97	214,502
		Annual	—	300,000	—	—	—	—	—	—	—	—
Boon C. Ooi	6/19/07	7/2/07	—	—	—	763	15,250	—	—	—	—	394,670
	6/19/07	7/2/07	—	—	—	—	—	—	—	33,750	26.97	275,788
	11/7/07	11/12/07	—	—	—	—	—	—	—	37,500	23.02	272,940
	11/7/07	11/12/07	—	—	—	—	—	—	4,167(5)	—	—	91,257
		Annual	—	285,000	—	—	—	—	—	—	—	—
Omid Tahernia (6)	N/A	N/A	—	—	—	—	—	—	—	—	—	—

(1) All possible payouts will be made under the fiscal 2009 Executive Incentive Plan, which awards are based on future Company performance and are not determinable at this time.

(2) In fiscal 2008, performance-based RSUs were awarded to the named executive officers other than Messrs. Roelandts, Gavrielov and Morris. The RSUs were granted under the 2007 Plan and vest in annual installments over a period of four (4) years from the date of grant. The number of RSUs vesting, if any, on each annual vesting date depends on the extent to which the performance goal is satisfied. The minimum number of shares that could vest is zero. If the performance goal is less than 100% satisfied, only a pro-rated portion of the RSU, if any, will vest on the annual vesting date and the unvested shares for that year will carryover to the next annual vesting date, but cannot carryover beyond that if the performance target is not met. The performance goal for each vesting date is based on the average operating margin percentage achieved by the Company over the two-year period ending on the last day of the Company's most recently completed fiscal year, as compared to the average operating margin percentage of twenty (20) other companies in the logic-based semiconductor industry identified by the Compensation Committee. In order to achieve 100% of the annual vesting amount, the Company must achieve a ranking status in the top one-third of the companies identified by the Compensation Committee. The table above reflects the threshold and target and number of shares that could vest over the entire four year period. The maximum number of shares that could vest is equal to the target number of shares that could vest. The first potential vesting date for these performance-based RSUs is July 2, 2008, and the maximum amount that may vest on such date is equal to 25% of the target number of shares that could vest over the entire four year period.

(3) Each option reported in this column was granted pursuant to the 2007 Stock Plan, has a seven-year term and vests over a period of four (4) years from the date of grant in equal monthly increments, subject to continued employment. The exercise price of each option is equal to 100% of the closing price of the shares underlying the options on the date of grant. The option awards reported in this column are also reflected in the Summary Compensation Table.

(4) The value of an award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on an award on the grant date, the actual value of the award will depend on the market value of the Company's Common Stock at such date in the future when the option is exercised or the stock award is settled. The proceeds to be paid to the individual following the exercise of an option do not include the option exercise price.

(5) The RSUs were granted under the 2007 Plan and vest over a four (4) year period in equal annual installments, subject to continued employment with the Company.

(6) All awards made to Mr. Tahernia during fiscal 2008 were forfeited following his resignation from the Company in September 2007.

Outstanding Equity Awards at Fiscal Year-End 2008

The following table provides information on outstanding stock options and RSUs held by the named executive officers as of March 29, 2008. Unless otherwise indicated in the footnotes below, each stock option reported in the table below vests and becomes exercisable over a period of four (4) years, with the shares subject to the option vesting in equal monthly increments beginning on the date ten (10) years prior to the expiration date reported for such option in the table below, subject to continued employment with the Company.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1) (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2) ($)
Moshe N. Gavrielov	—	750,000	—	20.4600	01/07/15(4)	—	—	—	—
Willem P. Roelandts	9,486	—	—	9.9844	10/15/08	—	—	—	—
	600,000	—	—	21.8125	04/01/09	—	—	—	—
	20,400	—	—	24.7500	04/15/09	—	—	—	—
	175,000	—	—	77.6250	04/03/10	—	—	—	—
	300,000	—	—	33.1250	04/02/11	—	—	—	—
	268	—	—	37.7700	08/15/11	—	—	—	—
	268	—	—	39.0400	08/31/11	—	—	—	—
	268	—	—	32.3300	09/17/11	—	—	—	—
	269	—	—	23.5300	09/28/11	—	—	—	—
	179	—	—	29.8800	10/15/11	—	—	—	—
	179	—	—	30.4200	10/31/11	—	—	—	—
	178	—	—	37.5700	11/15/11	—	—	—	—
	179	—	—	36.1100	11/30/11	—	—	—	—
	179	—	—	41.4000	12/17/11	—	—	—	—
	180	—	—	39.0500	12/31/11	—	—	—	—
	150,000	—	—	37.5700	11/15/11	—	—	—	—
	400	—	—	38.8900	02/15/12	—	—	—	—
	1,073	—	—	38.8900	02/15/12	—	—	—	—
	150,000	—	—	42.4600	04/01/12	—	—	—	—
	300,000	—	—	23.4900	04/01/13	—	—	—	—
	293,750	6,250	—	40.1100	04/05/14	—	—	—	—
	146,667	73,333	—	25.4800	07/01/15	—	—	—	—
	91,667	128,333	—	22.8000	07/03/16	—	—	—	—
Jon A. Olson	137,500	62,500	—	25.6600	06/27/15(5)	—	—	22,000	507,980
	33,333	46,667	—	22.8000	07/03/16	—	—	—	—
	9,375	46,875	—	26.9700	07/02/14(6)	—	—	—	—
Iain M. Morris	100,000	200,000	—	25.8500	11/06/16(5)	—	—	—	—
Patrick W. Little	100,000	—	—	24.4600	04/15/13(5)	—	—	14,500	334,805
	3,000	—	—	35.4300	12/15/13	—	—	—	—
	48,958	1,042	—	40.1100	04/05/14	—	—	—	—
	14,167	5,833	—	27.0500	05/16/15	—	—	—	—
	13,333	6,667	—	25.4800	07/01/15	—	—	—	—
	22,500	17,500	—	27.5400	12/14/15	—	—	—	—
	20,833	19,167	—	28.2000	02/08/16	—	—	—	—
	8,333	11,667	—	22.8000	07/03/16	—	—	—	—
	4,375	21,875	—	26.9700	07/02/14(6)	—	—	—	—

Boon C. Ooi	150,000	—	—	35.1100	11/17/13(5)	4,167	96,216	15,250	352,123
	26,667	13,333	—	25.4800	07/01/15	—	—	—	—
	18,750	26,250	—	22.8000	07/03/16	—	—	—	—
	5,625	28,125	—	26.9700	07/02/14(6)	—	—	—	—
	3,125	34,375	—	23.0200	11/12/14(6)	—	—	—	—
Omid Tahernia	—	—	—	—	—	—	—	—	—

(1) Vesting of RSUs is time-based. RSUs vest in equal annual installments over a period of four (4) years, subject to continued employment with the Company.

(2) Market value is computed by multiplying the closing price of the Company's stock on the last trading day of the fiscal year by the number of shares reported in the adjacent column. The closing price of the Company's stock on March 28, 2008 was $23.09.

(3) RSUs are performance-based and vest annually over a period of four (4) years from the date of grant. The number of RSUs vesting, if any, on each annual vesting date depends on the extent to which the performance goal is satisfied. The first potential vesting date for these performance-based RSUs is July 2, 2008. For more information about these performance-based RSUs, see the discussion above under "Grants of Plan-Based Awards for Fiscal 2008."

(4) Stock option vests and becomes exercisable over a period of four (4) years, with 25% of the shares subject to the option vesting six (6) years prior to the expiration date reported for such option in the table above which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three (3) years following the Initial Vesting Date, subject to continued employment with the Company.

(5) Stock option vests and becomes exercisable over a period of four (4) years, with 25% of the shares subject to the option vesting nine (9) years prior to the expiration date reported for such option in the table which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three (3) years following the Initial Vesting Date, subject to continued employment with the Company.

(6) Stock option vests and becomes exercisable over a period of four (4) years, with the shares subject to the option vesting in equal monthly increments beginning on the date seven (7) years prior to the expiration date reported for such option in the table, subject to continued employment with the Company.

Option Exercises and Stock Vested for Fiscal 2008

The following table provides information on stock option exercises by the named executive officers during fiscal 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Moshe N. Gavrielov	—	—	—	—
Willem P. Roelandts	2,892	36,398	—	—
	6,594	83,924	—	—
	114,076	1,453,659	—	—
	15,000	262,968	—	—
	50,924	641,704	—	—
	180,000	2,500,974	—	—
Jon A. Olson	—	—	—	—
Iain M. Morris	—	—	—	—
Patrick W. Little	—	—	—	—
Boon C. Ooi	—	—	—	—
Omid Tahernia	—	—	—	—

(1) The value realized equals the difference between the option exercise price and the fair market value of the Company's Common Stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

Deferred Compensation Plan

The Company maintains a non-qualified deferred compensation plan which allows eligible employees, including executive officers and members of the Board, to voluntarily defer receipt of a portion or all of his/her salary, cash bonus payment or directorship fees, as the case may be, until the date or dates elected by the participant, thereby allowing the participating employee or director to defer taxation on such amounts. This deferred compensation plan is offered to highly compensated employees and non-employee directors in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Plan. Further, the Company offers the deferred compensation plan as a competitive practice to enable it to attract and retain top talent by providing employees with an opportunity to save in a tax efficient manner.

Amounts credited to the deferred compensation plan consist only of cash compensation that has been earned and payment of which has been deferred by the participant. Under the deferred compensation plan, the Company is obligated to deliver on a future date the deferred compensation credited to the relevant participant's account, adjusted for any positive or negative investment results from investment alternatives selected by the participant under the deferred compensation plan (the "Obligations"). The Obligations are unsecured general obligations of the Company and rank in parity with other unsecured and subordinated indebtedness of the Company. The Obligations are not transferable, except upon death of a participant. All earnings under the deferred compensation plan are based on the market performance of the investments selected at the direction of the individual participant.

In addition, the Company, acting through the Board, may make discretionary contributions to the accounts of one (1) or more deferred compensation plan participants. In fiscal 2008, there were no discretionary contributions made by the Company to the deferred compensation plan accounts. The deferred compensation plan is evaluated for competitiveness in the marketplace from time to time, but the level of benefits provided is not typically taken into account in determining an executive's overall compensation package for a particular year.

Nonqualified Deferred Compensation for Fiscal 2008

The following table provides information on non-qualified deferred compensation for the named executive officers during fiscal 2008.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Moshe N. Gavrielov	—	—	—	—	—
Willem P. Roelandts	232,980	—	(242,463)	—	3,911,931
Jon A. Olson	449,493	—	(33,802)	—	862,228
Iain M. Morris	—	—	—	—	—
Patrick W. Little	—	—	—	—	—
Boon C. Ooi	460,417	—	(106,057)	—	1,490,481
Omid Tahernia	—	—	—	—	—

(1) Amounts in column consist of salary and/or bonus earned during fiscal 2008, which is also reported in the Summary Compensation Table.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the management of the Company and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and, through incorporation by reference from this proxy statement, the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 2008.

The Compensation Committee of the Board of Directors
—Philip T. Gianos, Chairman
—J. Michael Patterson
—Elizabeth W. Vanderslice

The foregoing Report of the Compensation Committee is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act of 1933, as amended (the "Securities Act,") or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. It assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. While the Audit Committee sets the overall corporate tone for quality financial reporting, management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and implementation of the reporting process including the systems of internal controls and procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. In accordance with the law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Charter of the Audit Committee can be found at www.investor.xilinx.com under "Corporate Governance."

The Company's external auditors, Ernst & Young LLP, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of the Company's audited financial statements to generally accepted accounting principles in the United States and the effectiveness of the Company's internal control over financial reporting. In carrying out its responsibilities, the Audit Committee is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company and has the power to retain outside counsel or other experts for this purpose. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year ended March 29, 2008 with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP, matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP, required by the Independence Standards Board Standard No. 1, (Independence Discussions with Audit Committees), as adopted by the PCAOB in Rule 3600T, and has discussed with them their independence from the Company and its management.

The Audit Committee also reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of March 29, 2008. The assessment was made using SEC guidelines issued in May 2007 and the control framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee has also reviewed and discussed with Ernst & Young LLP its audit of and report on the Company's internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the fiscal year ended March 29, 2008.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 2008 for filing with the SEC.

The Audit Committee of the Board of Directors
— John L. Doyle, Chairman
— J. Michael Patterson
— Marshall C. Turner

The foregoing Audit Committee report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice. No member of the Compensation Committee is, or was during fiscal 2008, an officer or employee of the Company or any of its subsidiaries or was formerly an officer of the Company or any of its subsidiaries. No member of the Compensation Committee is, or was during fiscal 2008, an executive officer of another company whose board of directors has a comparable committee on which one of the Company's executive officers serves. For further discussion regarding transactions with related parties, see the section above entitled "Director Independence, Board Meetings and Committees."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater than 10% beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company, and written representations from certain reporting persons that no other reports were required, the Company believes that with the exception of one (1) Form 4 reflecting a change in the beneficial ownership of executive officer Frank Tornaghi that was not timely filed, its officers, directors and greater-than-10% stockholders complied with all Section 16(a) filing requirements during the 2008 fiscal year.

RELATED TRANSACTIONS

Our Audit Committee is responsible for reviewing and approving all related party transactions. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. The Audit Committee reviews related party transactions due to the potential for a conflict of interest. A conflict of interest arises when an individual's personal interest interferes with the Company's interests. All transactions identified through our disclosure controls and procedures as potential related party transactions, or transactions that may create a conflict of interest or the appearance of a conflict of interest, are brought to the attention of the Audit Committee for its review. In reviewing related party transactions, the Audit Committee applies the standards set forth in the Company's Code of Conduct and the Directors' Code of Ethics which provide that directors, officers and employees are to avoid any activity, investment or association that would cause or even appear to cause a conflict of interest. Copies of the Audit Committee Charter, the Code of Conduct and the Directors' Code of Ethics are available on our website at http://www.investor.xilinx.com under "Corporate Governance." For further discussion regarding transactions with related parties, see the section above entitled "Director Independence, Board Meetings and Committees."

OTHER MATTERS

Analog Devices, Inc. ("ADI") disclosed in its Form 10-K filed on November 30, 2004 that the SEC had initiated an inquiry into its stock option granting practices, and has updated disclosure regarding this matter in subsequent reports. According to such disclosures, Mr. Fishman and ADI have entered into a tentative settlement agreement with the SEC. The settlement would conclude that the appropriate grant dates for three stock option grants made by ADI in 1998, 1999 and 2001 should have been, in two instances, one trading day earlier or later, and, in one instance, five trading days later. Under the settlement agreement, ADI would consent to a cease-and-desist order under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, pay a civil money penalty and reprice options granted to Mr. Fishman in certain years. Mr. Fishman would consent to a cease-and-desist order under Section 17(a)(2) and (3) of the Securities Act, pay a civil money penalty, and make a disgorgement payment with respect to certain options. There would be no finding that Mr. Fishman acted with bad intent or recklessness. ADI and Mr. Fishman would settle this matter without admitting or denying the SEC's findings. This matter has not resulted in any restatement of ADI's historical financial statements. For more information on the contemplated settlement by ADI and Mr. Fishman, please refer to ADI's disclosures on the matter, including, without limitation, those included in its Quarterly Report on its Form 10-Q filed on May 20, 2008.

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: July 2, 2008

BOARD OF DIRECTORS

Willem P. Roelandts
Chairman of the Board

Moshe N. Gavrielov
President and Chief Executive Officer

John L. Doyle
Consultant,
Chair of the Audit Committee
of the Board

Jerald G. Fishman
President and Chief Executive Officer,
Analog Devices, Inc.,
Lead Independent Director

Philip T. Gianos
Investor, InterWest Partners,
Chair of the Compensation Committee
of the Board

William G. Howard, Jr.
Consultant

J. Michael Patterson
Consultant

Marshall C. Turner
Consultant

Elizabeth W. Vanderslice
Chair of the Nominating and Governance
Committee of the Board

CORPORATE OFFICERS

Moshe N. Gavrielov
President and Chief Executive Officer

Ivo Bolsens
Senior Vice President and
Chief Technology Officer

Kathleen E. Borneman
Corporate Vice President,
Worldwide Human Resources

Scott R. Hover-Smoot
Corporate Vice President,
General Counsel and Secretary

Patrick W. Little
Senior Vice President,
Products and Market Development

Jon A. Olson
Senior Vice President, Finance
and Chief Financial Officer

Boon C. Ooi
Senior Vice President,
Worldwide Operations and
Business Process Reengineering

Victor Peng
Senior Vice President,
Silicon Engineering Group

Vincent F. Ratford
Senior Vice President,
Solutions Development Group

Vincent L. Tong
Senior Vice President,
Worldwide Quality and
New Product Introductions

Frank A. Tornaghi
Senior Vice President,
Worldwide Sales

CORPORATE INFORMATION

Independent Auditors
Ernst & Young LLP
San Jose, CA

Common Stock
Xilinx's common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 7, 2008, there were approximately 885 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 120,000.

Inquiries Concerning the Company
If you have questions regarding Xilinx's operations, recent results or historical performance, please contact:

Xilinx, Inc.
Investor Relations
2100 Logic Drive
San Jose, CA 95124
www.investor.xilinx.com
Email: ir@xilinx.com

Copies of the Xilinx Annual Report, Form 10-K and Proxy are available to all stockholders without charge.

Transfer Agent and Registrar
Please send change of address and other correspondence to:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
Phone: (781) 575-2879

Annual Meeting
The Xilinx annual meeting of stockholders will be held on Thursday, August 14, 2008 at 11:00 a.m., Pacific Daylight Time, at Xilinx, Inc., 2050 Logic Drive, San Jose, CA 95124.

Dividend Information
Xilinx currently pays a quarterly common stock dividend. Please refer to the Dividend FAQ page on www.investor.xilinx.com for more information regarding our stock dividend program. Xilinx does not currently offer a Dividend Reinvestment or Direct Purchase Program.

Twelve Month Closing Stock Price Range:
April 2007 to March 2008: $19.06 – $30.18

Shares Outstanding at Fiscal Year End:
280,518,537 shares

Average Daily Trading Volume Fiscal 2008:
Approximately 6.5 million shares

Corporate Headquarters
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
United States of America
Tel: (408) 559-7778

European Headquarters
Xilinx Ireland
Logic Drive
Citywest Business Campus
Saggart, County Dublin
Ireland
Tel: (353) 1-464-0311

Asia Pacific Headquarters
Xilinx Asia Pacific Pte. Ltd.
5 Changi Business Park Vista
Singapore 486040
Tel: (65) 6407-3000

XILINX

Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
(408) 559-7778

END